UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A POS

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

☐ No changes to the information required by Part I have occurred since the last filing of this offering statement.

ITEM 1.   Issuer Information

Exact name of issuer as specified in the issuer's charter: Atlis Motor Vehicles Inc.

Jurisdiction of incorporation/organization: Delaware

Year of incorporation: 2016

CIK: 0001722969

Primary Standard Industrial Classification Code: 3711

I.R.S. Employer Identification Number: 81-4380534

Total number of full-time employees: 73

Total number of part-time employees: 0

Contact Information

Address of Principal Executive Offices: 1828 N HIGLEY RD, SUITE 116, MESA, ARIZONA 85205

Telephone: 480-674-9027

Provide the following information for the person the Securities and Exchange Commission's staff should call in connection with any pre-qualification review of the offering statement:

Name: Annie Pratt
Address: 1828 N Higley Rd., #116, Mesa, Arizona 85205
Telephone: 916-239-5776

Provide up to two e-mail addresses to which the Securities and Exchange Commission's staff may send any comment letters relating to the offering statement. After qualification of the offering statement, such e-mail addresses are not required to remain active:

annie@atlismotorvehicles.com
mark@atlismotorvehicles.com

Financial Statements

Industry Group (select one):   ☐ Banking   ☐ Insurance   ☒ Other

Use the financial statements for the most recent fiscal period contained in this offering statement to provide the following information about the issuer. The following table does not include all of the line items from the financial statements. Long Term Debt would include notes payable, bonds, mortgages, and similar obligations. To determine "Total Revenues" for all companies selecting "Other" for their industry group, refer to Article 5-03(b)(1) of Regulation S-X. For companies selecting "Insurance," refer to Article 7-04 of Regulation S-X for calculation of "Total Revenues" and paragraphs 5 and 7(a) for "Costs and Expenses Applicable to Revenues".

Balance Sheet Information

Cash and Cash Equivalents:	3,146,134.00
Investment Securities:	0.00
Accounts and Notes Receivable:	0.00
Property, Plant and Equipment (PP&E):	980,028.00
Total Assets:	4,614,229.00
Accounts Payable and Accrued Liabilities:	709,035.00
Long Term Debt:	0.00
Total Liabilities:	812,668.00
Total Stockholders' Equity:	3,801,561.00
Total Liabilities and Equity:	4,614,229.00

Statement of Comprehensive Income Information

Total Revenues:	0.00
Costs and Expenses Applicable to Revenues:	0.00
Depreciation and Amortization:	0.00
Net Income:	-133,736,082.00
Earnings Per Share – Basic:	0.00
Earnings Per Share – Diluted:	0.00

Name of Auditor (if any): Prager Metis CPAs LLP

Outstanding Securities

	Name of Class (if any)	Units Outstanding	CUSIP (if any)	Name of Trading Center or Quotation Medium (if any)
Common Equity	Class A Common Stock	7996069	00000None	None
Preferred Equity	Class C Common Stock	0	00000None	None
Preferred Equity	Class D Common Stock	28425370	00000None	None
Debt Securities	None	0	00000None	None

ITEM 2. Issuer Eligibility

X Check this box to certify that all of the following statements are true for the issuer(s):

- Organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia.

- Principal place of business is in the United States or Canada.

- Not a development stage company that either (a) has no specific business plan or purpose, or (b) has indicated that its business plan is to merge with an unidentified company or companies.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not issuing fractional undivided interests in oil or gas rights, or a similar interest in other mineral rights.

- Not issuing asset-backed securities as defined in Item 1101(c) of Regulation AB.

- Not, and has not been, subject to any order of the Commission entered pursuant to Section 12(j) of the Exchange Act (15 U.S.C. 78l(j)) within five years before the filing of this offering statement.

- Has filed with the Commission all the reports it was required to file, if any, pursuant to Rule 257 during the two years immediately before the filing of the offering statement (or for such shorter period that the issuer was required to file such reports).

ITEM 3.   Application of Rule 262

[X]   Check this box to certify that, as of the time of this filing, each person described in Rule 262 of Regulation A is either not disqualified under that rule or is disqualified but has received a waiver of such disqualification

[ ]   Check this box if "bad actor" disclosure under Rule 262(d) is provided in Part II of the offering statement.

ITEM 4.   Summary Information Regarding the Offering and Other Current or Proposed Offerings

Check the appropriate box to indicate whether you are conducting a Tier 1 or Tier 2 offering:

[ ]   Tier 1   [X]   Tier 2

Check the appropriate box to indicate whether the annual financial statements have been audited:

[ ]   Unaudited   [X]   Audited

Types of Securities Offered in this Offering Statement (select all that apply):

[X]   Equity (common or preferred stock)

[ ]   Debt

[ ]   Option, warrant or other right to acquire another security

[ ]   Security to be acquired upon exercise of option, warrant or other right to acquire security

[ ]   Tenant-in-common securities

[ ]   Other (describe) _____

Does the issuer intend to offer the securities on a delayed or continuous basis pursuant to Rule 251(d)(3)?

Yes [X]   No [X]

Does the issuer intend this offering to last more than one year?

Yes [ ]   No [X]

Does the issuer intend to price this offering after qualification pursuant to Rule 253(b)?

Yes [ ]   No [X]

Will the issuer be conducting a best efforts offering?

Yes [X]   No [ ]

Has the issuer used solicitation of interest communications in connection with the proposed offering?

Yes [ ]   No [X]

Does the proposed offering involve the resale of securities by affiliates of the issuer?

Yes [ ]   No [X]

Number of securities offered: 1852345

Number of securities of that class already outstanding: 7996069

The information called for by this item below may be omitted if undetermined at the time of filing or submission, except that if a price range has been included in the offering statement, the midpoint of that range must be used to respond. Please refer to Rule 251(a) for the definition of "aggregate offering price" or "aggregate sales" as used in this item. Please leave the field blank if undetermined at this time and include a zero if a particular item is not applicable to the offering.

Price per security: $ 27.5000

The portion of the aggregate offering price attributable to securities being offered on behalf of the issuer:
$ 34,000,010.00

The portion of the aggregate offering price attributable to securities being offered on behalf of selling securityholders:

$ 0.00

The portion of aggregate offering attributable to all the securities of the issuer sold pursuant to a qualified offering statement within the 12 months before the qualification of this offering statement:

$ 0.00

The estimated portion of aggregate sales attributable to securities that may be sold pursuant to any other qualified offering statement concurrently with securities being sold under this offering statement:

$ 0.00

Total: $ 34,000,010.00 (the sum of the aggregate offering price and aggregate sales in the four preceding paragraphs).

Anticipated fees in connection with this offering and names of service providers:

	Name of Service Provider	Fees
Underwriters:	Rialto Markets	$ 1,013,818.48
Sales Commissions:		$
Finder's Fees:		$
Audit:	Prager Metis	$ 115,000.00
Legal:	WCAZ Law, PLLC	$ 120,000.00
Promoters:	Winston & Strawn LLP	$ 175,000.00
Blue Sky Compliance:	Rialto Markets	$ 15,000.00

CRD Number of any broker or dealer listed: 000283477

Estimated net proceeds to the issuer: $ 32,561,191.52

Clarification of responses (if necessary):

ITEM 5. Jurisdictions in Which Securities are to be Offered

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code
X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	Puerto Rico	PR
X	Arizona	AZ		X	Nevada	NV				
X	Arkansas	AR		X	New Hampshire	NH		X	Alberta	A0
X	California	CA		X	New Jersey	NJ		X	British Columbia	A1
X	Colorado	CO		X	New Mexico	NM		X	Manitoba	A2
X	Connecticut	CT		X	New York	NY		X	New Brunswick	A3
X	Delaware	DE		X	North Carolina	NC		X	Newfoundland	A4
X	Florida	FL		X	North Dakota	ND		X	Nova Scotia	A5
X	Georgia	GA		X	Ohio	OH		X	Ontario	A6
X	Hawaii	HI		X	Oklahoma	OK		X	Prince Edward Island	A7
X	Idaho	ID		X	Oregon	OR		X	Quebec	A8
X	Illinois	IL		X	Pennsylvania	PA		X	Saskatchewan	A9
X	Indiana	IN		X	Rhode Island	RI		X	Yukon	B0
X	Iowa	IA		X	South Carolina	SC		X	Canada (Federal Level)	Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				

X	Minnesota	MN		X	West Virginia	WV
X	Mississippi	MS		X	Wisconsin	WI
X	Missouri	MO		X	Wyoming	WY

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐ None

☒ Same as the jurisdictions in which the issuer intends to offer the securities.

	Jurisdiction	Code			Jurisdiction	Code			Jurisdiction	Code
X	Alabama	AL		X	Montana	MT		X	District of Columbia	DC
X	Alaska	AK		X	Nebraska	NE		X	Puerto Rico	PR
X	Arizona	AZ		X	Nevada	NV				
X	Arkansas	AR		X	New Hampshire	NH		X	Alberta	A0
X	California	CA		X	New Jersey	NJ		X	British Columbia	A1
X	Colorado	CO		X	New Mexico	NM		X	Manitoba	A2
X	Connecticut	CT		X	New York	NY		X	New Brunswick	A3
X	Delaware	DE		X	North Carolina	NC		X	Newfoundland	A4
X	Florida	FL		X	North Dakota	ND		X	Nova Scotia	A5
X	Georgia	GA		X	Ohio	OH		X	Ontario	A6
X	Hawaii	HI		X	Oklahoma	OK		X	Prince Edward Island	A7
X	Idaho	ID		X	Oregon	OR		X	Quebec	A8
X	Illinois	IL		X	Pennsylvania	PA		X	Saskatchewan	A9
X	Indiana	IN		X	Rhode Island	RI		X	Yukon	B0
X	Iowa	IA		X	South Carolina	SC		X	Canada (Federal Level)	Z4
X	Kansas	KS		X	South Dakota	SD				
X	Kentucky	KY		X	Tennessee	TN				
X	Louisiana	LA		X	Texas	TX				
X	Maine	ME		X	Utah	UT				
X	Maryland	MD		X	Vermont	VT				
X	Massachusetts	MA		X	Virginia	VA				
X	Michigan	MI		X	Washington	WA				
X	Minnesota	MN		X	West Virginia	WV				
X	Mississippi	MS		X	Wisconsin	WI				
X	Missouri	MO		X	Wyoming	WY				

ITEM 6.   Unregistered Securities Issued or Sold Within One Year

☒ None

As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year before the filing of this Form 1-A, state:

(a) Name of such issuer.

_____

(b) (1) Title of securities issued

_____

(2) Total amount of such securities issued

_____

(3) Amount of such securities sold by or for the account of any person who at the time was a director, officer, promoter or principal securityholder of the issuer of such securities, or was an underwriter of any securities of such issuer

_____

(c) (1) Aggregate consideration for which the securities were issued and basis for computing the amount thereof.

    (2) Aggregate consideration for which the securities listed in (b)(3) of this item (if any) were issued and the basis for computing the amount thereof (if different from the basis described in (c)(1)).

(d) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

Post- Qualification Amendment No. ~~10~~11
FORM 1-A POS

REGULATION A OFFERING CIRCULAR
UNDER THE SECURITIES ACT OF 1933

Atlis Motor Vehicles Inc.

(Exact name of registrant as specified in its charter)

Delaware	**81-4380534**
(State of Incorporation)	(I.R.S Employer Identification No.)

1828 N. Higley Rd. Suite 116
Mesa, AZ 85205
(Full mailing address of principal executive offices)

(602) 309-5425
(Issuer's Telephone number, including area code)

FILE NO. 024-11714

Copies to:

Michael J. Blankenship
James R. Brown
Winston & Strawn, LLP
800 Capitol St., Suite 2400
Houston, TX 77002-2925
Telephone: (713) 651-2600

Explanatory Note

This Post-Qualification Amendment No. ~~10~~11 of the Offering Circular of Atlis Motor Vehicles Inc., originally qualified on December 16, 2021, and as may be amended and supplemented from time to time (the "**Offering Circular**"), is being filed to increase the maximum offering amount (the "**Maximum Offering**"), update the Company's Risk Factors, and disclose the Company's intention to register its securities with the U.S Securities and Exchange Commission ("**SEC**" or "**Commission**") and list the securities for trade on The Nasdaq Stock Market LLC ("**NASDAQ**") under the symbol "**AMV**". ~~In connection with listing the Company's securities on NASDAQ, each share of Class A Common Stock of Atlis Motor Vehicles, Inc. will be exchanged for two shares of Class A Common Stock of ATLIS, Inc. Please see "Corporate Reorganization" for a description of the Corporate Reorganization we intend to undertake in connection with our NASDAQ listing.~~

An offering statement pursuant to Regulation A relating to these securities has been filed with Commission. Information contained in this Offering Circular is subject to completion or further amendment/supplement. To the extent not already qualified under Regulation A, these securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified. We may elect to satisfy our obligation to deliver a final Offering Circular (the "**Final Offering Circular**") by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

~~TENTH~~ ELEVENTH AMENDED OFFERING CIRCULAR ~~AUGUST 26~~SEPTEMBER [●], 2022, SUBJECT TO REVISION



Atlis Motor Vehicles Inc.
A Delaware Corporation

Class A Common Stock	Maximum Price to Public	Bonus Share Price	Aggregate Share Price	Commissions and Bonus Share Value[1]	Cash Proceeds to the Company[2]
Per share of Class A Common Stock	$27.50	$0	$27.50	$0.41 + $2.06	$26.12
Maximum Offering amount	$34,000,010.00	$6,000,001.76	$40,000,011.76[3]	$1,013,818.48 +$6,000,001.76	$32,986,191.52[4]

[1] The Company has retained Rialto Markets, LLC ("**Rialto Markets**") to act as the broker of record for the Offering (as defined below). Rialto Markets will receive a consulting fee of $5,000, a blue-sky service fee of $5,000 and a commission/fee of 3% of the aggregate amount of gross proceeds from the Offering. In addition to these fees, Rialto Markets may also receive expense reimbursements up to $15,000 for FINRA and blue-sky fees. Additionally, monthly technology fees of $2,500 will be paid to KoreConX for the duration of the Offering.

[2] Based on aggregate share price that assumes maximum bonus shares are issued. Does not include expenses of the Offering, including but not limited to, fees and expenses for marketing and advertising of the Offering, media expenses, fees for administrative, accounting, audit and legal services, fees for EDGAR document conversion and filing, and website posting fees, which are estimated to be as much as $4,000,000.

[3] We previously sold $14,949,987 at a weighted average price of $15.88 per share. This Post-Qualification Amendment No. ~~10~~11 to the Offering Circular relates to the sale of an additional $25,050,024.70 at a price of $27.50 per share. If we sell all of the shares in this Offering, we expect to sell an aggregate of $40,000,011.76. Please see the summary charts, above and below (under "Previous Shares Sold in this Offering") for additional information.

[4] Cash Proceeds to the Company accounts for only the Commission to Rialto Markets of $1,013,818.48 and does not include other offering related expenses.

Previous Shares Sold in this Offering

Prior to this amendment, the Company offered for sale 818,639 shares at $15.88 per share plus up to 122,796 bonus shares at $0.00 per share of our Class A Common Stock, $0.001 par value per share, at an aggregate share price of $15.88 on a "best efforts" basis.

Class A Common Stock	Maximum Price to Public	Bonus Share Price	Aggregate Share Price	Commissions and bonus share value[1]	Cash proceeds to the Company[2]
Per share of Class A Common Stock	$15.88	$0	$15.88	$0.79 + $2.07	13.02
Maximum Offering amount	$12,999,987	$1,950,000	$14,949,987	$743,734 +$1,950,000	$12,256,253

We are offering up to $34,000,010.00 of securities (the "**Offering**") of Atlis Motor Vehicles Inc., a Delaware corporation ("**Atlis**" or the "**Company**"). We expect to commence the sale of the shares of Class A Common Stock as of the date on which the offering statement (the "**Offering Statement**"), of which this Offering Circular is a part, is qualified by the SEC.

Prior to this Offering, there has been no public market for our Class A common stock ("**Class A Common Stock**"). We have ~~applied~~ been authorized to list our Class A Common Stock on NASDAQ under the symbol "**AMV**." We expect our Class A Common Stock to begin trading on NASDAQ following the completion of ~~our Corporate Reorganization (as defined below)~~ this Offering. The Company intends to file a registration statement on Form 8-A to register the Class A Common Stock with the Commission and list publicly ~~immediately~~ following ~~the termination of~~ this Offering.

This Offering will terminate on the earlier of (i) October 31, 2022, subject to extension for up to one hundred-eighty (180) days in the sole discretion of the Company; or (ii) the date on which the Maximum Offering is sold; or (iii) when our Board of Directors elects to terminate the Offering (in either case, the "**Termination Date**"). Upon the receipt of investors' subscriptions and acceptance of such subscriptions by the Company, we may hold closings. There is no aggregate minimum requirement for the Offering to become effective, therefore, we reserve the right, subject to applicable securities laws, to begin applying "***dollar one***" of the proceeds from the Offering towards our business strategy, development expenses, offering expenses and other uses as more specifically set forth in this Offering Circular.

Investing in our Class A Common Stock involves a high degree of risk. See "*Risk Factors*" for a discussion of certain risks that you should consider in connection with an investment in Atlis. This Offering Circular is following the offering circular format of Part I of Form S-1 as described in the general instructions of Part II (a)(I)(ii) of Form 1-A.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN TEN PERCENT (10%) OF THE GREATER OF YOUR ANNUAL INCOME OR YOUR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

THE SECURITIES UNDERLYING THIS OFFERING STATEMENT MAY NOT BE SOLD UNTIL QUALIFIED BY THE SEC. THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL, NOR SOLICITING AN OFFER TO BUY, ANY SHARES OF OUR CLASS A COMMON STOCK IN ANY STATE OR OTHER JURISDICTION IN WHICH SUCH SALE IS PROHIBITED.

We are an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012 and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this Offering Circular and future filings. See "*Risk Factors*."

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SEC. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO (2) BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

Sales of these securities commenced on February 2022.

TABLE OF CONTENTS

We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where such offers and sales are permitted. You should rely only on the information contained in this Offering Circular. We have not authorized anyone to provide you with any information other than the information contained in this Offering Circular. The information contained in this Offering Circular is accurate only as of its date, regardless of the time of its delivery or of any sale or delivery of our securities. Neither the delivery of this Offering Circular nor any sale or delivery of our securities shall, under any circumstances, imply that there has not been a change in our affairs since the date of this Offering Circular. This Offering Circular will be updated and made available for delivery to the extent required by the federal securities laws.

Unless otherwise indicated, data contained in this Offering Circular concerning the business of the Company are based on information from various public sources. Although we believe that these data are generally reliable, such information is inherently imprecise, and our estimates and expectations based on these data involve a number of assumptions and limitations. We have not independently verified the accuracy or completeness of this information. Some data is also based on good faith estimates. As a result, you are cautioned not to give undue weight to such data, estimates or expectations.

In this Offering Circular, unless the context indicates otherwise, references to "**Atlis Motor Vehicles**," "**Atlis,**" "**we**," the "**Company**," "**our**," and "**us**" refer to the activities of and the assets and liabilities of the business and operations of Atlis Motor Vehicles Inc., a Delaware corporation prior to our Corporate Reorganization and to ATLIS, Inc. after our Corporate Reorganization.

CORPORATE INFORMATION

Atlis Motor Vehicles Inc. was incorporated under the laws of the State of Delaware on November 9, 2016. Our Chief Executive Officer, President and Secretary has not been in bankruptcy, receivership or any similar proceeding. Our principal executive offices are located at 1828 North Higley Road, Mesa, AZ 85205. Our website address is www.atlismotorvehicles.com. Information on our website is not part of this Offering Circular.

Emerging Growth Company Status

We are an "emerging growth company" within the meaning of the federal securities laws. For as long as we are an emerging growth company, we will not be required to comply with certain requirements that are applicable to other public companies that are not "emerging growth companies," including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("**Sarbanes-Oxley**") and the reduced disclosure obligations regarding executive compensation in our periodic reports. In addition, Section 107 of the Jumpstart Our Business Startups Act (the "**JOBS Act**") provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "**Securities Act**"), for complying with new or revised accounting standards. We have elected to adopt certain of the reduced disclosure requirements available to emerging growth companies. For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "*Risk Factors—Related to this Offering and Our Class A Common Stock.*"

CORPORATE REORGANIZATION

We were incorporated under the laws of the State of Delaware on November 9, 2016. We have applied to list our Class A Common Stock on The Nasdaq Stock Market LLC under the symbol "AMV." We expect our Class A Common Stock to begin trading on NASDAQ when the following conditions are met: (i) the Offering is completed; and (ii) we have filed a post-qualification amendment of the Offering Circular and a registration statement on Form 8-A (the "**Form 8-A**") under the Securities Exchange Act of 1934 (the "**Exchange Act**"), and such post-qualification amendment is qualified by the SEC and the Form 8-A has become effective. Under the rules under Regulation A, the Form 8-A will not become effective until the SEC qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately after receipt of approval to list our Class A Common Stock on NASDAQ.

In connection with the listing of our Class A Common Stock on NASDAQ, the Company will undergo a corporate reorganization, described herein (our "**Corporate Reorganization**"). The Company intends to continue to rely on Regulation A+ after the Corporate Reorganization. The Corporate Reorganization will result in the (i) renaming of the Company to ATLIS, Inc., and (ii) each share of Class A common stock of the Company being exchanged for two shares of Class A common stock of ATLIS, Inc. and (iii) each share of Class D Common Stock of the Company being exchanged for two shares of Class B common stock of ATLIS, Inc. This common stock exchange is expected to increase the number of shares outstanding, however, the total value of the offering amount is expected to remain under the $75 million threshold for Regulation A+.

~~The following transactions will occur in immediate succession:~~

- ~~Atlis Motor Vehicles. will form a new wholly owned subsidiary, ATLIS, Inc. ("**ATLIS**");~~

- ~~ATLIS will form a new wholly owned subsidiary, Atlis MergeCo, Inc. ("**Atlis MergeCo**"); and~~

- ~~Atlis Motor Vehicles will merge with and into Atlis MergeCo with Atlis Motor Vehicles surviving as a wholly owned subsidiary of ATLIS (the "**Merger**"). In connection with the Merger, (i) each share of Class A Common Stock of Atlis will be exchanged for two shares of Class A Common Stock of ATLIS and (ii) each share of Class D Common Stock of Atlis will be exchanged for two shares of Class B Common Stock of ATLIS.~~

- ~~ATLIS will file Post-Qualification Amendment No. 11 disclosing the occurrence of the Corporate Reorganization;~~

- ~~Once SEC Clearance of Post-Qualification Amendment No. 11 is received, the Company will request qualification of Post Qualification Amendment No. 11 to Form 1-A POS.~~

- ~~Once qualification of the Post-Qualification Amendment No. 11 to Form 1-A POS is granted, the Company will file a Form 8-A.~~

- ~~Once the Form 8-A is declared effective, the Company will list on Nasdaq.~~

~~Following the Corporate Reorganization, ATLIS will be a holding company whose only material asset will consist of an ownership interest in Atlis Motor Vehicles. ATLIS will conduct our business and own all of the outstanding equity interest in the subsidiaries through which we operate our business. ATLIS will be the sole owner of Atlis Motor Vehicles and will be responsible for all operational, management, and administrative decisions relating to ATLIS's business and will consolidate financial results of Atlis and its subsidiaries.~~

REGULATION A+

We are offering our Class A Common Stock pursuant to ~~recently adopted~~ rules adopted by the SEC mandated under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. These offering rules are often referred to as "*Regulation A+*." We are relying upon "*Tier 2*" of Regulation A+, which allows us to offer up to $75 million in a 12-month period.

In accordance with the requirements of Tier 2 of Regulation A+, we will be required to publicly file annual, semiannual, and current event reports with the SEC after the qualification of the Offering Statement of which this Offering Circular forms a part. Having conducted a Regulation A+ offering in 2020, Atlis's annual, and current event reports have been filed with the SEC and are available for public viewing at www.sec.gov.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the information included in this Offering Circular constitutes forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as "*anticipate*", "*believe*," "*could*," "*estimate*," "*expect*," "*intend*," "*may*," "*plan*," "*potential*," "*should*," "*will*" and "*would*" or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Offering Circular, including in "*Risk Factors*" and elsewhere, identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

- Our ability to effectively execute our business plan, including without limitation our ability to fully develop our battery technology, XP Platform, XT pickup truck, subscription model, mass production, and respond to the highly competitive and rapidly evolving marketplace and regulatory environment in which we intend to operate;
- Our ability to manage our research, development, expansion, growth and operating expenses;
- Our ability to evaluate and measure our business, prospects and performance metrics, and our ability to differentiate our business model and products;
- Our ability to compete, directly and indirectly, and succeed in the highly competitive and evolving electric vehicle industry;
- Our ability to respond and adapt to changes in technology and customer behavior; and
- Our ability to protect our intellectual property and to develop, maintain and enhance a strong brand.

Although the forward-looking statements in this Offering Circular are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. Any forward-looking statement speaks only as of the date of this Offering Circular, and, we undertake no obligation, other than as may be required by law, to re-issue this Offering Circular or otherwise make public statements updating our forward-looking statements.

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OFFERING SUMMARY

This summary highlights information contained elsewhere in this Offering Circular, but might not contain all of the information that is important to you. This summary is not complete and does not contain all the information that you should consider before deciding whether to invest in our Class A Common Stock. As such, before investing in our Class A Common Stock, you should read the entire Offering Circular carefully, including the "*Risk Factors*" section and our historical financial statements and the notes thereto attached as part of this Offering Circular. Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "*Cautionary Statement Regarding Forward-Looking Statements*."

The Company

Overview

Atlis Motor Vehicles Inc. is a vertically integrated electric vehicle company committed to electrifying work vehicles. The Company is working toward production of the Atlis XT pickup truck, a 100% electric work truck, and Atlis XP Platform, the skateboard chassis that can be used to power various other models of work vehicles such as last mile delivery vehicles, garbage trucks, cement trucks, vans, RVs, box trucks, and more. At the core of Atlis's hardware platform is a proprietary battery technology capable of charging a full-size pickup truck in less than 15 minutes and a modular system architecture capable of scaling to meet the specific vehicle or equipment application needs.

Services and Products

The work industry is composed of use cases like agriculture, mining, construction, and utilities. These industries are seeking to transition from Internal Combustion Engine "**ICE**" vehicles to electric, and they need capable vehicles at a competitive cost. When making the switch to electric, individuals and businesses consider numerous factors, including vehicle capability, charging solutions, service & maintenance costs, insurance, and total cost. The Atlis vertically integrated EV technology ecosystem addresses many of these concerns with its array of products, services, and unique business model.

Atlis Products:
- Atlis Energy: a superior battery technology solution that enables unparalleled fast charging and superior inclement weather and output performance.

- Atlis XP: a scalable technology solution with a connected cloud, mobile, service, and charging ecosystem that will provide unprecedented workflows and customer experiences moving forward.

- Atlis XT pickup truck: our flagship product, a 100% electric full-sized electric work truck.

Atlis Services:
- Atlis charging: Atlis Advanced Charging Stations, a 1.5MW charging station, that is as simple to operate as filling up your gas vehicle today.

- Maintenance, Insurance, and Service: part of our vehicle-as-a-service business model, the subscription covers all maintenance, insurance, and service costs.

The Offering

Securities Offered*:	1,852,345 shares consisting of 941,435 shares issued at a weighted average share price of $15.88 ~~(818,639 shares at $15.88 plus 122,796 bonus shares awarded at $0.00)~~, and 910,910 shares issued at a weighted average share price of $27.50 ~~(763,637 shares at $27.50 plus 147,273 bonus shares awarded at $0.00)~~.
Class A Common Stock Outstanding*:	8,674,014 shares (consisting of 7,996,069 shares sold prior to the Offering and 677,945 shares sold pursuant to the Offering as of June 30, 2022).
Prior to the Offering*:	36,421,439 shares issued as of June 30, 2022 (consisting of 7,996,069 Class A common stock and 28,425,370 Class D common stock). 30,535,045 Class A options issued as June 30, 2022
After the Offering ~~and Corporate Reorganization~~	~~76,547,568~~38,273,784 shares issued ~~61,070,090~~30,535,045 options issued as of June 30, 2022. ~~Please see "Corporate Reorganization" for a description of the corporate reorganization we intend to undertake in connection with listing our shares of Class A Common Stock on NASDAQ.~~
(Assuming the sale of all shares offered)	
Use of Proceeds:	If we sell all of the shares of common stock (the "**Shares**") being offered, our net proceeds (after our estimated commissions, if any, but excluding our estimated Offering expenses) will be approximately $32,561,191.52 ~~-~~. We will use these net proceeds for our product research and development, expenses associated with the marketing and advertising of the Offering, working capital and general corporate purposes, and such other purposes described in the "*Use of Proceeds*" section of this Offering Circular.
Risk Factors:	Investing in our Class A Common Stock involves a high degree of risk. See "*Risk Factors*."
No Market:	There is no market for our Class A Common Stock and there can be no assurance that a market will develop.
Proposed NASDAQ Listing:	We have ~~applied~~ been authorized to list our Class A Common Stock on The Nasdaq Stock Market LLC under the symbol "AMV." Our Class A Common Stock will not commence trading on NASDAQ until ~~all of the following conditions are met: (i) the Offering is completed and (ii)~~ we have filed ~~a post-qualification amendment to the Offering Statement and~~ a registration statement on Form 8-A under the Securities Exchange Act of 1934, as amended, and ~~such~~ this post-qualification amendment is qualified by the Commission and the Form 8-A has become effective. ~~Pursuant to applicable rules under Regulation A, the Form 8-A will not become effective until the Commission qualifies the post-qualification amendment. We intend to file the post-qualification amendment and request its qualification immediately prior to the closing of the Offering in order that the Form 8-A may become effective as soon as practicable. Even if we meet the minimum requirements for listing on NASDAQ, we may wait before closing the Offering and commencing the trading of our Class A Common Stock on NASDAQ in order to raise additional proceeds.~~ As a result, you may experience a delay between the subscription for your purchase of shares of Class A Common Stock and the commencement of trading of the Class A Common Stock on NASDAQ.

~~* Share figure prior to Corporate Reorganization.~~

Risk Factors

Our business and our ability to execute our business strategy are subject to a number of risks as more fully described in the section titled "*Risk Factors.*" These risks include, among others:

- Atlis is a fledgling company without having developed any products in the past.
- Uncertainty exists as to whether Atlis will be able to raise sufficient funds to continue developing the XP platform and XT pickup truck.
- Future capital raises may dilute current stockholders' ownership interests.
- Atlis will experience losses for the foreseeable future.
- Our intense capital requirements could be costly.
- Development timelines are at risk of delays outside of Atlis's control.
- Competition will be stiff.
- Supply chain bottlenecks may be out of our control.
- Natural resources and battery raw materials may experience periods of scarcity.
- Raw material prices can fluctuate based on volatility within the market.
- Scaling up manufacturing will be a challenge and fraught with potential pitfalls.
- Product recall could cripple growth.
- Product liability could result in costly litigation.
- We may face regulatory challenges.
- We may not be able to successfully manage growth.
- Our growth rate may not meet our expectations.
- Our management team does not have experience running a public company.
- We may not be successful in developing an effective direct sales force.
- Raising capital may be costly.
- Atlis stock is not marketable and initial investors should be aware that the investment is speculative.
- Lack of diversification could cause you to lose all or some of your investment if initial products fail.
- Our executive officers and executive staff will retain most of Atlis's voting rights.

RISK FACTORS

An investment in our Class A Common Stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information included in this Offering Circular, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the trading price of our shares of Class A Common Stock could decline and you may lose all or part of your investment. See "*Cautionary Note Regarding Forward Looking Statements*" above for a discussion of forward-looking statements and the significance of such statements in the context of this Offering Circular.

RISKS RELATED TO OUR COMPANY

Atlis is an early-stage company that has never turned a profit and there are no assurances that the Company will ever be profitable.

Atlis is a relatively new company that was incorporated on November 9, 2016. If you are investing in this company, it's because you think Atlis's business model is a good idea, and Atlis will be able to successfully grow their 3 business units and become profitable. We have yet to fully develop or sell any electric vehicles. We are launching our Energy business and have yet to start mass manufacturing of battery cells and pack solutions. As of right now, we are aiming to develop an electric truck that has no commercial contemporaries. In the meantime, other companies could develop successful alternatives. We have never turned a profit and there is no assurance that we will ever be profitable.

We also have no history in the automotive industry. Although Atlis has taken significant steps in building brand awareness, Atlis is a new company and currently has no experience developing or selling motor vehicles. As such, it is possible that Atlis's lack of history in the industry may impact our brand, business, financial goals, operation performance, and products.

We should be considered a "Development Stage Company," and our operations will be subject to all the risks inherent in the establishment of a new business enterprise, including, but not limited to, hurdles or barriers to the implementation of our business plans. Further, because there is no history of operations there is also no operating history from which to evaluate our executive management's ability to manage our business and operations and achieve our goals or the likely performance of the Company. Prospective investors should also consider the fact that our management team has not previously developed or managed similar companies. No assurances can be given that we will be able to achieve or sustain profitability.

Our limited operating history makes it difficult for us to evaluate our future business prospects.

We are a company with an extremely limited operating history and have not generated material revenue from sales of our vehicles or other products and services to date. As we continue to transition from research and development activities to production and sales, it is difficult, if not impossible, to forecast our future results, and we have limited insight into trends that may emerge and affect our business. The estimated costs and timelines that we have developed to reach full scale commercial production are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on research and development activities to the large-scale manufacture and sale of vehicles. There can be no assurance that our estimates related to the costs and timing necessary to complete the design and engineering of our products, will prove accurate. These are complex processes that may be subject to delays, cost overruns and other unforeseen issues. In addition, we have engaged in limited marketing activities to date, so even if we are able to bring our other commercial products to market, on time and on budget, there can be no assurance that customers will embrace our products in significant numbers at the prices we establish. Market and geopolitical conditions, many of which are outside of our control and subject to change, including general economic conditions, the availability and terms of financing, the impacts and ongoing uncertainties created by the COVID-19 pandemic, the conflict in the Ukraine, fuel and energy prices, regulatory requirements and incentives, competition, and the pace and extent of vehicle electrification generally, will impact demand for our products, and ultimately our success.

Our ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven.

Our business depends in large part on our ability to develop, manufacture, market, and sell our vehicles. Our production ramp may take longer than originally expected due to a number of reasons. The cascading impacts of the COVID-19 pandemic, and more recently the conflict in the Ukraine, have impacted our business and operations from facility construction to equipment installation to vehicle component supply.

We have not launched a production-intent consumer vehicle and do not anticipate making our first deliveries for the next few years. In conjunction with the launch of future products we may need to manufacture our vehicles in increasingly higher volumes than our present production capabilities. We have no experience as an organization in high volume manufacturing of electric vehicles ("**EV**"). The continued development of and the ability to manufacture our vehicles at scale and fleet vehicles, such as the Electric Delivery Vehicle, and other commercial products are and will be subject to risks, including with respect to:

- our ability to secure necessary funding;
- our ability to negotiate and execute definitive agreements, and maintain arrangements on reasonable terms, with our various suppliers for hardware, software, or services necessary to engineer or manufacture parts or components of our vehicles;
- securing necessary components, services, or licenses on acceptable terms and in a timely manner;
- delays by us in delivering final component designs to our suppliers;
- our ability to accurately manufacture vehicles within specified design tolerances;
- quality controls, including within our manufacturing operations, that prove to be ineffective or inefficient;
- defects in design and/or manufacture that cause our vehicles not to perform as expected or that require repair, field actions, including product recalls, and design changes;
- delays, disruptions or increased costs in our supply chain, including raw material supplies;
- other delays, backlog in manufacturing and research and development of new models, and cost overruns;
- obtaining required regulatory approvals and certifications;
- compliance with environmental, safety, and similar regulations; and
- our ability to attract, recruit, hire, retain, and train skilled employees.

Our ability to develop, manufacture, and obtain required regulatory approvals for vehicles of sufficient quality and appeal to customers on schedule and on a large scale is unproven. Our vehicles may not meet customer expectations and may not be commercially viable.

Historically, automobile customers have expected car manufacturers to periodically introduce new and improved vehicle models. In order to meet these expectations, we may be required to introduce new vehicle models and enhanced versions of existing models. To date, we have limited experience, as a company, designing, testing, manufacturing, marketing, and selling our vehicles and therefore cannot assure you that we will be able to meet customer expectations.

Any of the foregoing could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

Uncertainty exists as to whether our business will have sufficient funds over the next 12 months, thereby making an investment in Atlis speculative.

We require additional financing to complete development and marketing of our AMV battery technology, XP Platform, and XT pickup truck until the products are in production and sufficient revenue can be generated for us to be self-sustaining. Our management projects that in order to effectively bring the products to market, that it will require significant funding over the next 12 months to cover costs involved in completing the prototype, getting the battery assembly line up and running, and beginning to develop a supply chain. In the event that we are unable to generate sufficient revenues, and before all of the funds now held by us and obtained by us through this Offering are expended, an investment made in Atlis may become worthless.

If we cannot continue to raise further rounds of funding, we cannot succeed. Atlis will require additional rounds of funding to complete development and begin shipments of the Atlis XT pickup truck. If Atlis is unable to secure funding, we will be unable to succeed in our goal of developing the world's best electric pickup truck. Atlis will require additional capital infusion to sustain operations. We predict that we will need to raise an additional $418 million dollars to finalize the prototype, obtain regulatory approvals, scale production, and continue lean production and sales for the following 4 years to our point of predicted profitability. If we are unable to raise adequate financing, we will be unable to sustain operations for a prolonged period of time.

We expect to significantly increase our spending to advance the development of our products and services and launch and commercialize the products for commercial sale. We will require additional capital for the further development and commercialization of our products, as well as to fund our other operating expenses and capital expenditures. We cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our products and services. We may also seek collaborators for the products at an earlier stage than otherwise would be desirable or on terms that are less favorable than might otherwise be available. Any of these events could significantly harm our business, financial condition and prospects.

The expected gross offering proceeds may never be realized. While we believe that such proceeds will capitalize and sustain us to allow for the continued development and implementation of our business plan, if only a fraction of this Offering is sold, or if certain assumptions contained in the business plans prove to be incorrect, we may have inadequate funds to fully develop our business. Although we believe that the proceeds from this Offering will be sufficient to help sustain our development process and business operations, there is no guarantee that we will raise all the funds needed to adequately fund our business plan.

We rely on proprietary technology currently in development by Atlis to meet product performance requirements.

Atlis is developing proprietary technologies which are needed to meet targeted product performance requirements. The development of this technology may be impacted by unforeseen supplier, material, and technical risks which may delay product launches or change product performance expectations.

We need to raise additional capital to meet our future business requirements and such capital raising may be costly or difficult to obtain and could dilute current stockholders' ownership interest.

We are seeking to raise $34,000,010.00 at a public price of $27.50 per share in this Offering on a "best-efforts" basis to implement our plan and meet our capital needs for the next 6 months of operations. Estimated commissions and Offering related expenses of $1,438,818.48, the total net proceeds to us, assuming a price per share of $27.50, would be $32,561,191.52-. Additionally, we may sell equity shares in a private placement pursuant to Regulation D. We will use the proceeds from these offerings to prepare for production. See the section entitled "*Use of Proceeds*" for a description of the manner in which we plan to use proceeds from this Offering.

We have relied upon cash from financing activities and in the future, we expect to rely on the proceeds from this Offering, future debt and/or equity financings, and we hope to rely on revenues generated from operations to fund all of the cash requirements of our activities. However, there can be no assurance that we will be able to generate any significant cash from our operating activities in the future. Future financing may not be available on a timely basis, in sufficient amounts or on terms acceptable to us, if at all. Any debt financing or other financing of securities senior to the Class A Common Stock will likely include financial and other covenants that will restrict our flexibility.

Any failure to comply with these covenants would have a material adverse effect on our business, prospects, financial condition and results of operations because we could lose our existing sources of funding and impair our ability to secure new sources of funding. However, there can be no assurance that the Company will be able to generate any investor interest in its securities. If we do not obtain additional financing, our prototype will never be completed, in which case you would likely lose the entirety of your investment in us.

At this time, we have not secured or identified any additional financing. We do not have any firm commitments or other identified sources of additional capital from third parties or from our officer and director or from other stockholders. There can be no assurance that additional capital will be available to us, or that, if available, it will be on terms satisfactory to us. Any additional financing will involve dilution to our existing stockholders. If we do not obtain additional capital on terms satisfactory to us, or at all, it may cause us to delay, curtail, scale back or forgo some or all of our product development and/or business operations, which could have a material adverse effect on our business and financial results. In such a scenario, investors would be at risk of losing all or a part of any investment in our Company.

We have losses which we expect to continue into the future. There is no assurance our future operations will result in a profit. If we cannot generate sufficient revenues to operate profitably or we are unable to raise enough additional funds for operations, the stockholders will experience a decrease in value and we may have to cease operations.

We are a development-stage technology company that began operating and commenced research and development activities in 2016. As a recently formed "Development-Stage Company", we are subject to all of the risks and uncertainties of a new business, including the risk that we may never develop, complete development or market any of our products or services and we may never generate product or services related revenues. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be made. We only have one product currently under development, which will require further development, significant marketing efforts and substantial investment before it and any successors could provide us with any revenue. As a result, if we do not successfully develop, market and commercialize our XT pickup truck on the XP platform, we will be unable to generate any revenue for many years, if at all. If we are unable to generate revenue, we will not become profitable, and we may be unable to continue our operations. Furthermore, our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding customer base. There can be no assurances that we will operate profitably.

We expect to incur operating losses in future periods due to the high cost associated with developing an electric vehicle from the ground up. We cannot be sure that we will be successful in generating revenues in the near future and in the event we are unable to generate sufficient revenues or raise additional funds we will analyze all avenues of business opportunities. Management may consider a merger, acquisition, joint venture, strategic alliance, a roll-up, or other business combination to increase business and potentially increase the liquidity of the Company. Such a business combination may ultimately fail, decreasing the liquidity of the Company and stockholder value or cause us to cease operations, and investors would be at risk to lose all or part of their investment in us.

Competition may crowd the market.

We face significant barriers in the development of a competitive EV in a crowded market space. Atlis faces significant technical, resource, and financial barriers in development of a battery electric vehicle intended to compete in a crowded pickup truck space. Incumbents, also known as legacy manufacturers, have substantially deeper pockets, larger pools of resources, and more significant manufacturing experience. Atlis will need to contract with development partners who may have existing relationships with incumbent manufacturers, these relationships may pose a significant risk in our ability to successfully develop this program. The Atlis product is differentiated from all currently announced electric trucks in that it will be a full-size, heavy-duty truck with capabilities that match or exceed internal combustion trucks of the same size. However, we have a lot of work to do before we reach production. There is a chance that other competitors may release similar full-sized electric trucks before we exit the research and development phase. If several competitors release full-sized electric trucks before Atlis, it will be exceedingly difficult to penetrate the market.

There are several potential competitors who are better positioned than we are to take the market at an earlier time than Atlis. We will compete with larger, established automotive manufacturers who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the plug-in electric pickup truck developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Atlis's success depends on our ability to continuously raise funding, keep cost under control, and properly execute in our delivery of the Atlis XT pickup truck, Atlis XP truck platform, and Advanced Charging Station.

In order to be competitive, we must have the ability to respond promptly and efficiently to the ever-changing marketplace. We must establish our name as a reliable and constant source for professional conversion and transmission services. Any significant increase in competitors or competitors with better, more efficient services could make it more difficult for us to gain market share or establish and generate revenues. We may not be able to compete effectively on these or other factors.

We are dependent on our existing suppliers, a significant number of which are single or limited source suppliers, and are also dependent on our ability to source suppliers, for our critical components, and to complete the building out of our supply chain, while effectively managing the risks due to such relationships.

Our success will be dependent upon our ability to enter into supplier agreements and maintain our relationships with existing suppliers who are critical and necessary to the output and production of our vehicles. The supply agreements we have, and may enter into with suppliers in the future, may have provisions where such agreements can be terminated in various circumstances, including potentially without cause. In the ordinary course of our business, we currently have, and may in the future have, legal disputes with our suppliers, including litigation to enforce such supply agreements, which would adversely affect our ability to source components from such suppliers. If our suppliers become unable or unwilling to provide, or experience delays in providing, components, or if the supply agreements we have in place are terminated, or if any such litigation to enforce our supply agreements is not resolved in our favor, it may be difficult to find replacement components. Additionally, our products contain thousands of parts that we purchase from hundreds of mostly single- or limited-source suppliers, for which no immediate or readily available alternative supplier exists. Due to scarce natural resources or other component availability constraints, we may not receive the full allocation of parts we have requested from a particular supplier due to supplier allocation decisions which are outside our control. While we believe that we would be able to establish alternate supply relationships and can obtain or engineer replacement components for our single source components, we may be unable to do so in the short term (or at all) at prices or quality levels that are acceptable to us. Further, any such alternative suppliers may be located a long distance from our manufacturing facilities, which may lead to increased costs or delays. In addition, as we evaluate opportunities and take steps to insource certain components and parts, supply arrangements with current or future suppliers (with respect to other components and parts offered by such suppliers) may be available on less favorable terms or not at all. Changes in business or macroeconomic conditions, governmental regulations, and other factors beyond our control or that we do not presently anticipate could affect our ability to receive components from our suppliers. The unavailability of any component or supplier has resulted, and could in the future result in production delays, idle manufacturing facilities, product design changes, and loss of access to important technology and tools for producing and supporting our products and services.

In addition, if our suppliers experience substantial financial difficulties, cease operations, or otherwise face business disruptions, we would be required to take measures to ensure components and materials remain available. Any disruption could affect our ability to deliver vehicles and could increase our costs and negatively affect our liquidity and financial performance.

Also, if a supplied vehicle component becomes the subject of a field action, including a product recall, we would be required to find an alternative component, which could increase our costs and cause vehicle production delays. Additionally, we may become subject to costly litigation surrounding the component.

If we do not enter into long-term supply agreements with guaranteed pricing for our parts or components, or if those long-term supply agreements are not honored by our suppliers, we may be exposed to fluctuations in prices of components, materials, and equipment. Agreements for the purchase of battery cells contain or are likely to contain pricing provisions that are subject to adjustments based on changes in market prices of key commodities. Substantial increases in the prices for such components, materials, and equipment would increase our operating costs and could reduce our margins if we cannot recoup the increased costs. Increasing the announced or expected prices of our vehicles in response to increased costs has previously been viewed negatively by our potential customers, and any future attempts to increase prices could have similar results, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

The automotive market is highly competitive, and we may not be successful in competing in this industry.

Both the automobile industry generally, and the EV segment in particular, are highly competitive, and we will be competing for sales with both EV manufacturers and traditional automotive companies, including those who have announced consumer and commercial vehicles that may be directly competitive to ours. Many of our current and potential competitors may have significantly greater financial, technical, manufacturing, marketing, or other resources than we do and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale, and support of their products than we may devote to our products. We expect competition for EVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry, as well as the recent significant increase in oil and gasoline prices. In addition, as fleet operators begin transitioning to EVs on a mass scale, we expect that more competitors will enter the commercial fleet EV market. Further, as a result of new entrants in the commercial fleet EV market, we may experience increased competition for components and other parts of our vehicles, which may have limited or single-source supply.

Factors affecting competition include product performance and quality, technological innovation, customer experience, brand differentiation, product design, pricing and total cost of ownership, and manufacturing scale and efficiency. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

We rely on complex machinery for our operations, and production involves a significant degree of risk and uncertainty in terms of operational performance, safety, security, and costs.

We rely heavily on complex machinery for our operations and our production involves a significant degree of uncertainty and risk in terms of operational performance, safety, security, and costs. Our manufacturing plant consists of large-scale machinery combining many components, including complex software to operate such machinery and to coordinate operating activities across the manufacturing plant. The manufacturing plant components are likely to suffer unexpected malfunctions from time to time, especially as we ramp up production on new products, and will depend on repairs, spare parts, and IT solutions to resume operations, which may not be available when needed. Unexpected malfunctions of the manufacturing plant components may significantly affect operational efficiency.

Operational performance and costs can be difficult to predict and are often influenced by factors outside of our control, such as, but not limited to, scarcity of natural resources, environmental hazards and remediation, costs associated with decommissioning of machines, labor disputes and strikes, difficulty or delays in obtaining governmental permits, damages or defects in electronic systems including the software used to control or operate them, industrial accidents, pandemics, fire, seismic activity, and natural disasters.

Should operational risks materialize, it may result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, products, supplies, tools and materials, monetary losses, delays and unanticipated fluctuations in production, environmental damage, administrative fines, increased insurance costs, and potential legal liabilities, all which could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows. Although we generally carry insurance to cover such operational risks, we cannot be certain that our insurance coverage will be sufficient to cover potential costs and liabilities arising therefrom. A loss that is uninsured or exceeds policy limits may require us to pay substantial amounts, which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Our vehicles rely on software and hardware that is highly technical, and if these systems contain errors, bugs, vulnerabilities, or design defects, or if we are unsuccessful in addressing or mitigating technical limitations in our systems, our business could be adversely affected.

Our vehicles rely on software and hardware that is highly technical and complex and will require modification and updates over the life of the vehicles. In addition, our vehicles depend on the ability of such software and hardware to store, retrieve, process and manage immense amounts of data. Our software and hardware may contain errors, bugs, vulnerabilities or design defects, and our systems are subject to certain technical limitations that may compromise our ability to meet our objectives. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after the code has been released for external or internal use. Although we will attempt to remedy any issues we observe in our vehicles effectively and rapidly, such efforts may not be timely, may hamper production or may not be to the satisfaction of our customers.

Additionally, if we deploy updates to the software (whether to address issues, deliver new features or make desired modifications) and our over-the-air update procedures fail to properly update the software or otherwise have unintended consequences to the software, the software within our customers' vehicles will be subject to vulnerabilities or unintended consequences resulting from such failure of the over-the-air update until properly addressed.

If we are unable to prevent or effectively remedy errors, bugs, vulnerabilities or defects in our software and hardware, or fail to deploy updates to our software properly, we would suffer damage to our reputation, loss of customers, loss of revenue or liability for damages, any of which could adversely affect our business, prospects, financial condition, results of operations, and cash flows.

There are complex software and technology systems that need to be developed by us and in coordination with vendors and suppliers to reach mass production for our vehicles, and there can be no assurance such systems will be successfully developed or integrated.

Our vehicles and operations will use a substantial amount of complex third-party and in-house software and hardware. The development and integration of such advanced technologies are inherently complex, and we will need to coordinate with our vendors and suppliers to reach mass production for our vehicles. Defects and errors may be revealed over time and our control over the performance of third-party services and systems may be limited. Thus, our potential inability to develop and integrate the necessary software and technology systems may harm our competitive position.

We rely on third-party suppliers to develop a number of emerging technologies for use in our products. Certain of these technologies are not today, and may not ever be, commercially viable. There can be no assurances that our suppliers will be able to meet the technological requirements, production timing, and volume requirements to support our business plan. Furthermore, if we experience delays by our third-party suppliers, we could experience delays in delivering on our timelines. In addition, the technology may not comply with the cost, performance useful life, and warranty characteristics we anticipate in our business plan. As a result, our business plan could be significantly impacted and we may incur significant liabilities under warranty claims which could materially and adversely affect our business, prospects, financial condition, results of operations, and cash flows.

Global microprocessor shortage.

As a vehicle manufacturer, we will be subject to the same vagaries as the rest of the automotive industry. Since 2020, the industry has experienced a global microprocessor shortage. This has caused production bottlenecks for almost every automobile manufacturer. We are not immune to such market forces. Given our weaker relative bargaining power, there is a real risk that we will experience significant difficulties in obtaining supplies of microchips. If this occurs, we may experience significant production delays and will not meet our production goals. Lack of production will have a direct impact on sales and would likely cause us to miss our quarterly and annual earnings estimates.

Scaling up manufacturing will be a challenge.

EV technology is changing rapidly. There is significant development and investment into electric vehicle technology being made today. Such rapidly changing technology conditions may adversely affect Atlis's ability to continuously remain a market leader, provide superior product performance, and an outstanding customer experience. If we are unable to control the cost of development, cost of manufacturing, and cost of operations, Atlis may be substantially affected. If we are unable to maintain substantially lower cost of manufacturing, developing, design, distributing, and maintaining our vehicles, we may incur significant cost increases which can be material substantial to the operation of our business. We have made and will continue to make substantial investments into the development of Atlis, such investments may have unforeseen costs that we have been unable to accurately predict, which may significantly impact our ability to execute our business as planned. Atlis will face significant costs in development and purchasing of materials required to build the XT pickup truck, XP truck platform, and Advanced Charging Station through external partnerships. These purchases are subject to conditions outside the control of Atlis and as such, these conditions may substantially affect our business, product, brand, operational, and financial goals.

Atlis will continuously and diligently work towards obtaining multiple sources of materials and components to mitigate risk in our supply chain. However, it is possible that specific components or solutions required to manufacture an electric vehicle may be subject to intellectual property, material availability, or expertise owned solely by a single supplier. A condition such as a single source supplier may hinder our ability to secure the cost, schedule, and long term viability of Atlis XT pickup truck, XP truck platform, or Advanced Charging Station. We may be inherently subjected to conditions which permit only a single source supplier for specific components necessary to develop and manufacture the Atlis XT pickup truck, XP truck platform, and Advanced Charging Station, magnifying this risk.

Unforeseen factors may adjust timelines.

Any valuation of Atlis at this stage is pure speculation. Atlis's business success, timeline, and milestones are estimations. Atlis's production projections, sales volume, and cost models are only estimates. Atlis produced these valuations based on existing business models of successful and unsuccessful efforts of other companies within the technology and automotive industries. All such projections and timeline estimations may change as Atlis continues in development of a plug-in electric vehicle, charging station and manufacturing facilities.

We are currently in the development phase of the Atlis XT pickup truck and have not yet started manufacturing and sales. Cost overruns, scheduling delays, and failure to meet product performance goals may be caused by, but not limited to, unidentified technical hurdles, delays in material shipments, and regulatory hurdles. We may experience delays in design and manufacturing of the Atlis XT pickup truck We may experience significant delays in bringing the Atlis XT pickup truck to market due to design considerations, technical challenges, material availability, manufacturing complications, and regulatory considerations. Such delays could materially damage our brand, business, financial goals, operation results, and product.

Natural resource scarcity may cause delays.

Our projections are based on an ability to secure requisite levels of natural resources to produce the number of battery cells and battery packs necessary to meet our production goals. Two of the main natural resources in battery chemistry are lithium and cobalt. Given that these are scarce resources, there is a chance that we are unable to secure enough to meet our battery production goals. If this happens, we will not meet our overall production or profitability estimates. To mitigate this risk, we will explore opportunities to purchase futures to hedge against natural resource cost inflation and/or scarcity.

Additionally, global political and economic tensions could contribute to natural resource scarcity. For example, Russia is a major exporter of natural resources. With the imposition of economic sanctions and import restrictions, there will be a loss of supply in global markets. Restricted supply is likely to result in upward price pressures. The automotive industry is subject to similar natural resource unpredictability in other countries. As such, our pricing and profitability models may need to be adjusted in reaction to these outside pressures.

Company growth depends on avoiding battery production bottlenecks.

Our Company's success is highly dependent upon our ability to produce battery cells and packs at high levels of volume and low cost. If the Company is unable to produce enough battery cells and packs, for any reason, it would result in the Company missing its overall production and profitability estimates. To avoid the risk of catastrophic battery bottlenecks, the Company intends to explore options for outsourcing some of the battery production to diversify its battery sourcing.

If there is inadequate access to charging stations, our business will be materially and adversely affected.

Demand for our vehicles will depend in part upon the availability of a charging infrastructure. We market our ability to provide our customers with comprehensive charging solutions, including our networks of charging stations, as well as the installation of home chargers for users where practicable, and provide other solutions including charging through publicly accessible charging infrastructure. We have very limited experience in the actual provision of our charging solutions to customers and providing these services is subject to challenges. While the prevalence of charging stations generally has been increasing, charging station locations are significantly less widespread than gas stations. Some potential customers may choose not to purchase our vehicles because of the lack of a more widespread charging infrastructure. Further, to provide our customers with access to sufficient charging infrastructure, we will rely on the availability of, and successful integration of our vehicles with, third-party charging networks. Any failure of third-party charging networks to meet customer expectations or needs, including quality of experience, could impact the demand for EVs, including ours. For example, where charging bays exist, the number of vehicles could oversaturate the available charging bays, leading to increased wait times and dissatisfaction for customers. In addition, given our limited experience in providing charging solutions, there could be unanticipated challenges, which may hinder our ability to provide our solutions or make the provision of our solutions costlier than anticipated. To the extent we are unable to meet user expectations or experience difficulties in providing our charging solutions, our reputation and business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

Our vehicles will make use of lithium-ion battery cells, which, if not appropriately managed and controlled, have been observed to catch fire or vent smoke and flame.

The battery packs within our vehicles will make use of lithium-ion cells. If not properly managed or subject to environmental stresses, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. While the battery pack is designed to contain any single cell's release of energy without spreading to neighboring cells, a field or testing failure of battery packs in our vehicles could occur, which could result in bodily injury or death and could subject us to lawsuits, field actions (including product recalls), or redesign efforts, all of which would be time consuming and expensive and could harm our brand image. We have already experienced minor thermal events in connection with battery cell testing failures. As the scale and intensity of testing increase, the likelihood of additional thermal events will also increase. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications, the social and environmental impacts of mineral mining or procurement associated with the constituents of lithium-ion cells, or any future incident involving lithium-ion cells, such as a vehicle or other fire, could materially and adversely affect our reputation and business, prospects, financial condition, results of operations, and cash flows.

We have minimal experience servicing and repairing our vehicles. If we or our partners are unable to adequately service our vehicles, our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

We have minimal experience servicing and repairing our vehicles. Servicing EVs is different than servicing vehicles with internal combustion engines and requires specialized skills, including high voltage training and servicing techniques. Although we are planning to internalize most aspects of vehicle service over time, initially we plan to partner with third parties to enable nationwide coverage for roadside and off-road assistance and collision repair needs. There can be no assurance that we will be able to enter into an acceptable arrangement with any such third-party providers. Although such servicing partners may have experience in servicing other vehicles, they will initially have limited experience in servicing our vehicles. There can be no assurance that our service arrangements will adequately address the service requirements of our customers to their satisfaction, or that we and our servicing partners will have sufficient resources, experience, or inventory to meet these service requirements in a timely manner as the volume of EVs we deliver increases.

In addition, a number of states currently impose limitations on the ability of manufacturers to directly service vehicles. The application of these state laws to our operations would hinder or impede our ability to provide services for our vehicles from a location in every state. As a result, if we are unable to roll out and establish a widespread service network that complies with applicable laws, customer satisfaction could be adversely affected, which in turn could materially and adversely affect our reputation and thus our business, prospects, financial condition, results of operations, and cash flows.

As we continue to grow, additional pressure may be placed on our customer support team or partners, and we may be unable to respond quickly enough to accommodate short-term increases in customer demand for technical support. Customer behavior and usage may result in higher than expected maintenance and repair costs, which may negatively affect our business, prospects, financial condition, results of operations, and cash flows. We also could be unable to modify the future scope and delivery of our technical support to compete with changes in the technical support provided by our competitors. Increased customer demand for support, without corresponding revenue, could increase costs and negatively affect our results of operations. If we are unable to successfully address the service requirements of our customers or establish a market perception that we do not maintain high-quality support, we may be subject to claims from our customers, including loss of revenue or damages, and our business, prospects, financial condition, results of operations, and cash flows could be materially and adversely affected.

The automotive industry and its technology are rapidly evolving and may be subject to unforeseen changes which could adversely affect the demand for our vehicles or increase our operating costs.

We may be unable to keep up with changes in EV technology or alternatives to electricity as a fuel source and, as a result, our competitiveness may suffer. Developments in alternative technologies, such as advanced diesel, hydrogen, ethanol, fuel cells, or compressed natural gas, or improvements in the fuel economy of the ICE or the cost of gasoline, may materially and adversely affect our business and prospects in ways we do not currently anticipate. Existing and other battery cell technologies, fuels or sources of energy may emerge as customers' preferred alternative to our vehicles. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay our development and introduction of new and enhanced alternative fuel and EVs, which could result in the loss of competitiveness of our vehicles, decreased revenue, and a loss of market share to competitors. Our research and development efforts may not be sufficient to adapt to changes in alternative fuel and electric vehicle technology. As technologies change, we plan to upgrade or adapt our vehicles with the latest technology. However, we are a relatively late entrant to the EV space. Our vehicles may not compete effectively with alternative systems if we are not able to source and integrate the latest technology into our vehicles. Additionally, the introduction and integration of new technologies into our vehicles may increase our costs and capital expenditures required for the production and manufacture of our vehicles and, if we are unable to cost efficiently implement such technologies or adjust our manufacturing operations, our business, prospects, financial condition, results of operations, and cash flows would be materially and adversely affected.

A product recall could cripple growth.

If the Atlis's XT pickup truck, XP truck platform, or Advanced Charging Station are unable to meet performance and quality criteria, we may be required to perform product recalls to address said concerns. A product recall can have substantial cost related to performing such corrective actions. Although Atlis will perform significant internal testing and qualifications, as well as external qualifications through approved third party vendors against industry standards and regulatory requirements, there will be unperceived conditions which may negatively impact the customer or Company expected performance and safety of our vehicles. As such, Atlis may perform a corrective action such as a recall of products, mandatory repairs of defective components, or litigation settlements which can materially affect our financial goals, operation results, brand, business, and products. If we are unable to provide significant charging stations, our business success may be substantially affected.

A significant portion of our success is our ability to deploy the appropriate number of charging stations, in strategic locations relative to our customers and customer behaviors. If Atlis is unable to deploy charging stations to specified locations, this may negatively affect our brand, business, financial goals, operational results, and product success in the market. As such, to meet said availability requirements, Atlis will require significant capital investments to rapidly deploy said Advanced Charging Stations, as well as development of relationships with third party members who can assist in deployment of said charging stations. If we are unable to address service requirements, we may negatively affect our customer experience. As such, Atlis will require service capabilities to be established in locations within close proximity to our XT pickup truck and XP truck platform owners. Atlis's ability to engage with third party operating service stations, as well as our ability to establish company operated locations, will be critical to the success of developing a positive customer experience.

Product liability.

While Atlis will work diligently to meet all company and regulatory safety requirements, there is a chance that a component catastrophically fails. It is possible that through unknown circumstances or conditions out of our control, some person is injured by our product. The risk of product liability claims, and adverse publicity can always occur when manufacturing, developing, marketing, and selling a brand-new product that was developed from scratch. If a customer or other party were to be injured by an Atlis product, the ensuing litigation costs and reputational damage could be irreparable.

We may face regulatory challenges.

We are substantially at risk of unfavorable governmental regulations. Motor vehicles are subject to substantial regulation under international, federal, state, local and foreign laws regarding safety, performance, and import regulations. Our vehicles will need to comply with many governmental standards and regulations relating to vehicle safety, fuel economy, emissions control, noise control, and vehicle recycling, among others. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Additionally, there is a chance that some economically advantageous governmental incentives or subsidies will be removed or repealed before our product reaches production. Such changes to the governmental regulatory structure could have an adverse effect on profitability.

If we cannot continue to innovate, our revenue growth rate and profits may be reduced.

To successfully develop and grow our business, we must develop, distribute and commercialize our products, secure strategic partnerships with various businesses, and bring our products to market on schedule and in a profitable manner, as well as spend time and resources on the development of future products, services and business strategies that are complementary to our initial electric vehicle and business plan. Delays or failures in launch of the XT pickup truck could hurt our ability to meet our growth objectives, which may affect our financial projections and may impact our stock price. Moreover, if we are unable to continually develop and evolve our business strategy and launch additional products and services in the future, our business will be entirely dependent on the success of the XT pickup truck, which could hurt our ability to meet our objectives. We cannot guarantee that the XT pickup truck will be able to achieve our expansion goals alone. Our ability to expand successfully will depend on a number of factors, many of which are beyond our control.

The success of our business depends on attracting and retaining a large number of customers. If we are unable to do so, we will not be able to achieve profitability.

Our success depends on attracting a large number of potential customers to purchase our vehicles and the associated services we will provide to our customers. If our customers do not perceive our vehicles and services to be of sufficiently high value and quality, cost competitive and appealing in aesthetics or performance, we may not be able to retain our current preorder customers or attract new customers, and our business, prospects, financial condition, results of operations, and cash flows would suffer as a result. In addition, we may incur significantly higher and more sustained advertising and promotional expenditures than we have previously incurred to attract customers. Further, our future success will also depend in part on securing additional commercial agreements with businesses and/or fleet operators for our commercial vehicles. Many states have enacted legislation to prohibit direct-to-consumer sales, reducing the pool of prospective customers. To date, we have limited experience selling our EVs and we may not be successful in attracting and retaining a large number of consumer and commercial customers. If, for any of these reasons, we are not able to attract and maintain consumer and commercial customers, our business, prospects, financial condition, results of operations, and cash flows would be materially harmed.

We may have difficulty protecting our intellectual property.

Our pending patents and other intellectual property could be unenforceable or ineffective once patent reviews are completed. We anticipate patent review completion and patents issued in calendar years 2021, 2022, and 2023 based on the typical two-year process between filing and issuing. We have continued to file patent applications throughout 2022 and plan to continue filing new patents over time. We have filed these patents privately and the scope of what they cover remains confidential until they are issued. For any company creating brand new products, it is imperative to protect the proprietary intellectual property to maintain a competitive advantage. There is no doubt that a significant portion of Atlis's current value depends on the strength and imperviousness of these pending patents. We intend to continue to file additional patent applications and build our intellectual property portfolio as we discover new technologies related to the development of plug-in electric vehicles.

We believe that intellectual property will be critical to our success, and that we will rely on trademark, copyright and patent law, trade secret protection and confidentiality and/or license agreements to protect our proprietary rights. If we are not successful in protecting our intellectual property, it could have a material adverse effect on our business, results of operations and financial condition. While we believe that we will be issued trademarks, patents and pending patent applications help to protect our business, there can be no assurance that our operations do not, or will not, infringe valid, enforceable third-party patents of third parties or that competitors will not devise new methods of competing with us that are not covered by our anticipated patent applications. There can also be no assurance that our patent applications will be approved, that any patents issued will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found to be invalid or unenforceable or that our patents will be effective in preventing third parties from utilizing a copycat business model to offer the same service in one or more categories. Moreover, it is intended that we will rely on intellectual property and technology developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties at all or on reasonable terms. Effective trademark, service mark, copyright and trade secret protection may not be available in every country in which our intended services will be provided. The laws of certain countries do not protect proprietary rights to the same extent as the laws of the U.S. and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology adequately against unauthorized third party copying or use, which could adversely affect our competitive position. We expect to license in the future, certain proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation, even if we have agreements prohibiting such activity. Also, to the extent third parties are obligated to indemnify us for breaches of our intellectual property rights, these third parties may be unable to meet these obligations. Any of these events could have a material adverse effect on our business, results of operations or financial condition.

The U.S. Patent and Trademark Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case, which could have a material adverse effect on our business, results of operations and financial condition.

Intellectual property protection is costly.

Filing, prosecuting and defending patents related to our products and software throughout the world is prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection, but where enforcement is not as strong as that in the U.S. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to technology, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business.

Confidentiality agreements may not adequately prevent disclosure of trade secrets and other proprietary information.

We anticipate that a substantial amount of our processes and technologies will be protected by trade secret laws. To protect these technologies and processes, we intend to rely in part on confidentiality agreements with our employees, licensees, independent contractors and other advisors. These agreements may not effectively prevent disclosure of confidential information, including trade secrets, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information, and in such cases, we could not assert any trade secret rights against such parties. To the extent that our employees, contractors or other third parties with which we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. Laws regarding trade secret rights in certain markets in which we operate may afford little or no protection to our trade secrets. The loss of trade secret protection could make it easier for third parties to compete with our products and related future products and services by copying functionality, among other things. In addition, any changes in, or unexpected interpretations of, the trade secret and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secret and intellectual property rights. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our business, revenue, reputation and competitive position.

Failure to comply with federal and state privacy laws could adversely affect our business.

A variety of federal and state laws and regulations govern the collection, use, retention, sharing and security of consumer data. The existing privacy-related laws and regulations are evolving and subject to potentially differing interpretations. In addition, various federal, state and foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy matters. Several internet companies have recently incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, several states have adopted legislation that requires businesses to implement and maintain reasonable security procedures and practices to protect sensitive personal information and to provide notice to consumers in the event of a security breach. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders or other federal, state or international privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in claims, proceedings or actions against us by governmental entities or others or other liabilities, which could adversely affect our business. In addition, a failure or perceived failure to comply with industry standards or with our own privacy policies and practices could adversely affect our business. Federal and state governmental authorities continue to evaluate the privacy implications inherent in the use of third-party web "*cookies*" for behavioral advertising. The regulation of these cookies and other current online advertising practices could adversely affect our business.

Our amended and restated certificate of incorporation will designate specific state or federal courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit stockholders' ability to obtain a favorable judicial forum for disputes with us.

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any state law claims for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders;

- any action asserting a claim arising pursuant to the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws; or

- any action asserting a claim that is governed by the internal affairs doctrine (the "**Delaware Forum Provision**").

The Delaware Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Further, our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the "**Federal Forum Provision**"). In addition, our amended and restated certificate of incorporation provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have notice of and consented to the Delaware Forum Provision and the Federal Forum Provision; provided, however, that stockholders cannot and will not be deemed to have waived our compliance with the United States federal securities laws and the rules and regulations thereunder.

~~The Delaware Forum Provision and the Federal Forum Provision in our amended and restated certificate of incorporation may impose additional litigation costs on stockholders in pursuing any such claims. Additionally, these forum selection clauses may limit our stockholders' ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers, or employees, which may discourage the filing of lawsuits against us and our directors, officers, and employees, even though an action, if successful, might benefit our stockholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts will enforce our Federal Forum Provision. If the Federal Forum Provision is found to be unenforceable, we may incur additional costs associated with resolving such matters. The Federal Forum Provision may also impose additional litigation costs on stockholders who assert that the provision is not enforceable or invalid. The Court of Chancery of the State of Delaware and the federal district courts of the United States may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our stockholders.~~

We are dependent upon our executives for their services and any interruption in their ability to provide their services could cause us to cease operations.

The loss of the services of our CEO, CFO, or President, Mr. Mark Hanchett, Mr. Apoorv Dwivedi, or Mrs. Annie Pratt respectively, could have a material adverse effect on us. We do not maintain any key man life insurance on our executives. The loss of any of our executives' services could cause investors to lose all or a part of their investment. Our future success will also depend on our ability to attract, retain and motivate other highly skilled employees. Competition for personnel in our industry is intense. We may not be able to retain our key employees or attract, assimilate or retain other highly qualified employees in the future. If we do not succeed in attracting new personnel or retaining and motivating our current personnel, our business will be adversely affected.

Our management team does not have any experience in operating a publicly traded company.

While our management team has a wide breadth of business experience, none of our executive officers have held an executive position at a publicly traded company. Given the onerous compliance requirements to which public companies are subject, there is a chance our executive officers will fail to perform at a level expected of public company officers. In such an event, the Company's share price could be adversely effected.

We are significantly influenced by our officers and directors.

In the aggregate, ownership of the Company's shares of common stock by management and affiliated parties, assuming the sale of the Maximum Offering, will represent approximately 73% of the issued and outstanding shares of common stock. These stockholders, if acting together, will be able to significantly influence all matters requiring approval by stockholders, including the election of directors and the approval of mergers or other business combinations transactions. Please see "*Security Ownership of Management & Certain Security Holders*" below for more information.

Our future performance is dependent on the ability to retain key personnel. The Company's performance is substantially dependent on the performance of senior management. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the Company's business, results of operations and financial condition.

Our business could be adversely affected by a downturn in the economy and/or manufacturing.

We are dependent upon the continued demand for electric vehicles, making our business susceptible to a downturn in the economy or in manufacturing. For example, a decrease in the number of individuals investing their money in the equity markets could result in a decrease in the number of companies deciding to become or remain public. This downturn could have a material adverse effect on our business, our ability to raise funds, our production, and ultimately our overall financial condition.

Our business would be adversely affected if we are not able to create and develop an effective direct sales force.

Because a significant component of our growth strategy relates to increasing our revenues through sales to companies and individuals subject to the SEC disclosure and reporting requirements, our business would be adversely affected if we were unable to develop and maintain an effective sales force to market our products directly to consumers. Further complicating this matter, many states have prohibited direct to consumer vehicle sales. Atlis will need to be effective at converting online interest into hard sales. We currently do not employ any sales staff to sell our products, which could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully manage our growth.

We could experience growth over a short period of time, which could put a significant strain on our managerial, operational and financial resources. We must implement and constantly improve our certification processes and hire, train and manage qualified personnel to manage such growth. We have limited resources and may be unable to manage our growth. Our business strategy is based on the assumption that our customer base, geographic coverage and service offerings will increase. If this occurs it will place a significant strain on our managerial, operational, and financial resources. If we are unable to manage our growth effectively, our business will be adversely affected. As part of this growth, we may have to implement new operational, manufacturing, and financial systems and procedures and controls to expand, train and manage our employees, especially in the areas of manufacturing and sales. If we fail to develop and maintain our people and processes as we experience our anticipated growth, demand for our products and our revenues could decrease.

We may not be able to keep up with rapid technological changes.

To remain competitive, we must continue to enhance our products and software. The evolving nature of the electric vehicle industry, which is characterized by rapid technological change, frequent new product and service introductions and the emergence of new industry standards and practices, could render our existing systems, software, and services obsolete. Our success will depend, in part, on our ability to develop, innovate, license or acquire leading technologies useful in our business, enhance our existing solutions, develop new solutions and technology that address the increasingly sophisticated and varied needs of our current and prospective customers, and respond to technological advances and emerging industry and regulatory standards and practices in a cost-effective and timely manner. Future advances in technology may not be beneficial to, or compatible with, our business. Furthermore, we may not successfully use new technologies effectively or adapt our proprietary technology and hardware to emerging industry standards on a timely basis. Our ability to remain technologically competitive may require substantial expenditures and lead time. If we are unable to adapt in a timely manner to changing market conditions or user requirements, our business, financial condition and results of operations could be seriously harmed.

If we do not successfully establish and maintain our Company as a highly trusted and respected name for electric vehicles, we could sustain loss of revenues, which could significantly affect our business, financial condition and results of operations.

In order to attract and retain a client base and increase business, we must establish, maintain and strengthen our name and the services we provide. In order to be successful in establishing our reputation, clients must perceive us as a trusted source for quality services. If we are unable to attract and retain clients with our current marketing plans, we may not be able to successfully establish our name and reputation, which could significantly affect our business, financial condition and results of operations.

Other manufacturers may beat us to market.

Earlier in 2021, Ford announced the arrival of its F-150 Lightning electric truck. Chevrolet is anticipated to announce its electric Silverado in 2022. Rivian will release their R1T mid-size pickup truck by end of year 2021, Tesla will release their Cybertruck in 2022, and Lordstown Motors will release their pickup truck by end of year 2021. While we believe we have a superior product in terms of both design and performance, the other auto makers have much more bargaining power and deeper pockets than us. There is a chance that consumers adopt competitor electric trucks before Atlis can bring its XT pickup truck to market. While other manufacturers focus on mid-size and class 1 pickup trucks Atlis will focus on Class 2 and 3 markets, while offering a vehicle option for Class 1 customers.

Small public companies are inherently risky and we may be exposed to market factors beyond our control. If such events were to occur it may result in a loss of your investment.

Managing a small public company involves a high degree of risk. Few small public companies ever reach market stability and we will be subject to oversight from governing bodies and regulations that will be costly to meet. Our present officer has limited experience in managing a fully reporting public company, so we may be forced to obtain outside consultants to assist us with meeting these requirements. These outside consultants are expensive and can have a direct impact on our ability to be profitable. This will make an investment in our Company a highly speculative and risky investment.

Limitations of director liability and director and officer indemnification.

Our Amended and Restated Charter (as defined below) will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

- breach of their duty of loyalty to us or our stockholders;
- act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
- unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or
- Transactions for which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under the federal or state securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. Our corporate bylaws ("**Bylaws**") provide that we will indemnify our directors, officers and employees to the fullest extent permitted by law. Our Bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding. We believe that these Bylaw provisions are necessary to attract and retain qualified persons as directors and officers. The limitation of liability in our Amended and Restated Charter and Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might provide a benefit to us and our stockholders. Our results of operations and financial condition may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Risks of borrowing.

As of the date of this Offering Circular, we have incurred certain debt obligations in the ordinary course of our business. While we don't intend to incur any additional debt from the equity commitments provided in this Offering, should we obtain secure bank debt in the future, possible risks could arise. If we incur additional indebtedness, a portion of our future revenues will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair our operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to our rights. A judgment creditor would have the right to foreclose on any of our assets resulting in a material adverse effect on our business, ability to generate revenue, operating results or financial condition.

Unanticipated obstacles.

Our business plan may change significantly. Many of our potential business endeavors are capital intensive and may be subject to statutory or regulatory requirements. Our Board of Directors believes that the chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and advisors. Our Board of Directors reserve the right to make significant modifications to our stated strategies depending on future events.

Risks of Operations.

Our future operating results may be volatile, difficult to predict and may fluctuate significantly in the future due to a variety of factors, many of which may be outside of our control. Due to the nature of our target market, we may be unable to accurately forecast our future revenues and operating results. Furthermore, our failure to generate revenues would prevent us from achieving and maintaining profitability. There are no assurances that we can generate significant revenue or achieve profitability. We anticipate having a sizeable amount of fixed expenses, and we expect to incur losses due to the execution of our business strategy, continued development efforts and related expenses. As a result, we will need to generate significant revenues while containing costs and operating expenses if we are to achieve profitability. We cannot be certain that we will ever achieve sufficient revenue levels to achieve profitability.

We will incur increased costs and be subject to heightened disclosure requirements as a result of becoming a public company.

We have plans to become a publicly traded company in the U.S. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with recently adopted corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as new rules implemented by the SEC and the National Association of Securities Dealers (the "**NASD**"). We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. Additionally, with the heightened disclosure requirements comes heightened regulatory and stockholder scrutiny. With public reporting, the risk of intervention by regulatory bodies and/or stockholders increases.

We also expect these new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, if we can obtain such insurance at all. We may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar liability coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our Board of Directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may experience corporate governance difficulties.

As a new company, particularly a Delaware corporation, we may experience some difficulty in compliance with complex regulatory requirements. In early 2022, we discovered some technical deficiencies in corporate filings with the State of Delaware. While we filed a Section 204 ratification in April 2022 to ratify all prior corporate actions, we may experience additional corporate governance difficulties in the future.

We do not have a minimum capitalization.

We do not have a minimum capitalization and we may use the proceeds from this Offering immediately following our acceptance of the corresponding subscription agreements. It is possible we may only raise a minimum amount of capital, which could leave us with insufficient capital to implement our business plan, potentially resulting in greater operating losses unless we are able to raise the required capital from alternative sources. There is no assurance that alternative capital, if needed, would be available on terms acceptable to us, or at all.

We rely on human resources, the loss of services of any of such personnel may have a material adverse effect on our business and operations.

We intend to rely on our management team, our advisors, third-party consultants, third-party developers, service providers, technology partners, outside attorneys, advisors, accountants, auditors, and other administrators. The loss of services of any of such personnel may have a material adverse effect on our business and operations.

We may be unable to attract and retain the required talent.

The nature of our product development efforts requires us to hire talent to complete highly technical and specialized work. Recruiting for these specialized roles may be challenging, and we may be competing with top companies to attract and retain employees for these roles. If we cannot secure the right talent, our product development and production schedules may be affected.

Limitations on remedies; indemnification.

Our Amended and Restated Charter, as amended from time to time, will provide that officers, directors, employees and other agents and their affiliates shall only be liable to the Company and its stockholders for losses, judgments, liabilities and expenses that result from the fraud or other breach of fiduciary obligations. Additionally, we intend to enter into corporate indemnification agreements with each of our officers and directors consistent with industry practice. Thus, certain alleged errors or omissions might not be actionable by the Company. Our governing instruments will also provide that, under the broadest circumstances allowed under law, we must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

Force Majeure.

Our business is uniquely susceptible to unforeseen delays or failures that are caused by forces of nature and related circumstances. These factors are outside and beyond our control. The delay or failure to complete the development and testing of our XP Platform or XT pickup truck and the commercial release of related services may be due to any act of God, fire, war, terrorism, flood, strike, labor dispute, disaster, transportation or laboratory difficulties or any similar or dissimilar event beyond our control. We will not be held liable to any stockholder in the event of any such failure. However, a court of competent jurisdiction may determine that we are still liable to stockholders for catastrophic failures proximately caused by forces of nature outside of our control. If such a court so decides, Atlis may have significant stockholder liability exposure.

Covid-19 Global Pandemic.

Similar to force majeure, our company is susceptible to the effects of the COVID-19 pandemic. As a result of the pandemic, our workforce may have to work remotely for an extended period of time. Being forced to work remotely may cause unforeseen delays in development.

Additionally, an extended pandemic may wreak havoc on international automotive supply chains. If the pandemic makes it difficult for us to source components from suppliers, we may be forced to develop and manufacture certain components ourselves, which would likely result in further delays and cost overruns. We will not be held liable to any stockholder in the event of any delays or catastrophic failures proximately caused by the COVID-19 pandemic. However, a court of competent jurisdiction may determine that we are still liable to stockholders for catastrophic failures proximately caused by the COVID-19 pandemic. If such a court so decides, Atlis may have significant stockholder liability exposure.

RISKS ASSOCIATED WITH THIS OFFERING

There is no firm commitment to purchase the shares of Class A Common Stock being offered, and as a result initial investors assume additional risk.

This is a best effort, no minimum offering of shares of our Class A Common Stock being conducted solely by certain members of our management. There is no commitment by anyone to purchase any of the Class A Common Stock being offered. We cannot give any assurance that any or all of the Class A Common Stock will be sold. There is no minimum and we will retain any amount of proceeds received from the sale of the Class A Common Stock. Moreover, there is no assurance that our estimate of our liquidity needs is accurate or that new business development or other unforeseen events will not occur, resulting in the need to raise additional funds. As this Offering is a best efforts financing, there is no assurance that this financing will be completed or that any future financing will be affected. Initial investors assume additional risk on whether the offering will be fully subscribed and how the Company will utilize the proceeds.

The securities being offered are restricted shares of our Class A Common Stock and an investment in our Class A Common Stock may cause you to experience an extended period of illiquidity as our path to liquidity may take longer than expected.

We are offering shares of our Class A Common Stock pursuant to an exemption from registration under the Securities Act which imposes substantial restrictions on the transfer of such securities. All certificates which evidence the shares of Class A Common Stock will be inscribed with a printed legend which clearly describes the applicable restrictions on transfer or resale by the owner thereof. Accordingly, each investor should be aware of the potential long-term illiquid nature of his investment. In no event may such securities be sold, pledged, hypothecated, assigned or otherwise transferred unless such securities are registered under the Securities Act and applicable state securities laws or we received an opinion of counsel that an exemption from registration is available with respect thereto. While we plan to register our Class A Common Stock under the Exchange Act and promptly list them for trade on NASDAQ under the ticker "**AMV**", registration and listing could take longer than anticipated. If we experience delays in the registration or listing process, you may experience an extended period of illiquidity during which you will be unable to sell your shares. Our shares of Class A Common Stock may be thinly traded with wide share price fluctuations, low share prices and minimal liquidity.

If a market for our shares of Class A Common Stock develops, the share price may be volatile with wide fluctuations in response to several factors, including:

- Potential investors' anticipated feeling regarding our results of operations;
- Increased competition;

- Our ability or inability to generate future revenues; and
- Market perception of the future development of electric vehicles.

While our intention is to become listed on a national stock exchange, our Class A Common Stock may not be freely quoted for trading on any stock exchange or through any other traditional trading platform. Uncertainty exists in the listing process.

Unlike the more expansive listing requirements, policies and procedures of The Nasdaq Stock Market LLC and other trading platforms, there are no minimum price requirements and limited listing requirements for securities to be traded on an ATS. As a result, trades of our Class A Common Stock on an ATS may not be at prices that represent the national best bid or offer prices of securities that could be considered similar securities.

The dual class structure of our common stock has the effect of concentrating voting power with members of our management team, which will limit your ability to influence the outcome of important transactions, including a change in control.

~~Following the completion of our Corporate Reorganization, our Class B~~ Our Class D common stock has 10 votes per share, and our Class A Common Stock, which is the stock we are offering by means of this Offering Statement, has one vote per share. Upon the closing of this Offering, members of our management team will together hold all of the issued and outstanding shares of our ~~Class B~~Class D common stock. Accordingly, upon the closing of this Offering, Mark Hanchett, our Chief Executive Officer and a member of our Board of Directors will hold approximately 72% of the voting power of our outstanding capital stock; and Annie Pratt, our President and a member of our Board of Directors, will hold approximately 25% of the voting power of our outstanding capital stock. Therefore, our management team, individually or together, will be able to significantly influence matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. These members of our management team, individually or together, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our Company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our Company and might ultimately affect the market price of our Class A Common Stock.

We cannot predict the impact our dual class structure may have on our stock price.

We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A Common Stock or in adverse publicity or other adverse consequences. For example, because of our dual class structure, we will likely be excluded from certain indexes, and we cannot assure you that other stock indexes will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indexes, exclusion from stock indexes would likely preclude investment by many of these funds and could make our Class A Common Stock less attractive to other investors. As a result, the market price of our Class A Common Stock could be adversely affected.

There has been no independent valuation of the stock, which means that the stock may be worth less than the purchase price.

The offering price of the Class A Common Stock has been determined by us and without independent valuation. The Offering price was based on the following: estimates of the price that purchasers of speculative securities, such as our Class A Common Stock; the nature of our business; our capital structure; the experience of the officers and directors; the market conditions for the sale of equity securities in similar companies; and other factors as were deemed relevant. The price of the Class A Common Stock is based upon our internal evaluation of the Company and perceived market appetite. We have not obtained an independent third party review of our projections. The offering price of the shares of Class A Common Stock bears no relationship to our assets, earnings or book value, or any other objective or quantifiable standard of value and thus the Class A Common Stock may have a value significantly less than the offering price and the shares may never obtain a value equal to or greater than the offering price, as such our stockholders may not be able to receive a return on their investment when they sell their shares of common stock. If this happens, investors could see their respective positions greatly diminish in value. See the section entitled "*Placement of the Offering*" elsewhere in this Offering Circular.

You will incur substantial and immediate dilution of the price you pay for your Class A Common Stock in this Offering.

The offering price of our Class A Common Stock is substantially higher than the net tangible book value per share of the outstanding Class A Common Stock issued after this Offering. Therefore, if you purchase our Class A Common Stock in this Offering, you will incur substantial immediate dilution in the net tangible book value per share of Class A Common Stock from the price you pay for such share.

We do not anticipate dividends to be paid on our Class A Common Stock and investors may lose the entire amount of their investment.

A dividend has never been declared or paid in cash on our Class A Common Stock and we do not anticipate such a declaration or payment for the foreseeable future. We expect to use future earnings, if any, to fund business growth. Therefore, stockholders will not receive any funds absent a sale of their Class A Common Stock. We cannot assure stockholders of a positive return on their investment when they sell their Class A Common Stock nor can we assure that stockholders will not lose the entire amount of their investment. Any payment of dividends on our capital stock will depend on our earnings, financial condition and other business and economic factors affecting us at such a time as the Board of Directors may consider it relevant. If we do not pay dividends, our Class A Common Stock may be less valuable because a return on your investment will only occur if the common stock price appreciates.

~~*We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A Common Stock.*~~

~~Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A Common Stock respecting dividends and distributions, as the Board of Directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A Common Stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A Common Stock.~~

We are a "controlled company" within the meaning of the NASDAQ rules and, as a result, qualify for and rely on exemptions from certain corporate governance requirements. As a result, our stockholders do not have the same protections afforded to stockholders of companies that cannot rely on such exemptions and are subject to such requirements.

The Company's Chief Executive Officer ~~and President~~ beneficially owns and ~~collectively~~ controls a majority of the combined voting power of our ~~Class A~~ Common Stock. As a result, we are a "controlled company" within the meaning of the NASDAQ listing rules. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements of NASDAQ, including, but not limited to, the requirement that:

(1)   a majority of the Board of Directors consist of directors who qualify as "independent" as defined under the NASDAQ listing rules;

(2)   its Board of Directors have a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities, and

(3)   its Board of Directors have a compensation committee composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

(4)   its Board of Directors conduct an annual performance evaluation of its compensation committee and the nominating and corporate governance committee.

We intend to rely on some or all of these exemptions so long as we remain a "controlled company." As a result, we do not have (i) a majority of independent directors, (ii) a nominating and governance committee composed entirely of independent directors, and (iii) a compensation committee composed entirely of independent directors. Accordingly, our stockholders do not have the same protections afforded to stockholders of companies subject to all of the corporate governance requirements of NASDAQ.

Our lack of business diversification could cause you to lose all or some of your investment if we are unable to generate revenues from our primary products.

Our business consists of developing and manufacturing electric vehicles and charging infrastructure. We do not have any other lines of business or other sources of revenue if we are unable to compete effectively in the marketplace. This lack of business diversification could cause you to lose all or some of your investment if we are unable to generate revenues since we do not expect to have any other lines of business or alternative revenue sources.

We are an emerging growth company and we may be a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies and smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

We are an "emerging growth company" within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our Class A Common Stock held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an emerging growth company as of the following December 31. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

Additionally, we may be a "smaller reporting company" as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Failure to maintain internal controls over financial reporting would have an adverse impact on us.

We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish those controls, or any failure of those controls once established, could adversely impact our public disclosures regarding our business, financial condition or results of operations. In addition, management's assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions that need to be addressed in our internal control over financial reporting, or disclosure of management's assessment of our internal controls over financial reporting may have an adverse impact on the price of our Class A Common Stock.

Management has ultimate discretion over the actual use of proceeds derived from this offering.

The net proceeds from this Offering will be used for the purposes described under "*Use of Proceeds*." However, we reserve the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which we deem to be in the best interests of the Company and our stockholders in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon the discretion and judgment of the Board of Directors with respect to application and allocation of the net proceeds of this Offering. Investors who purchase our Class A Common Stock will be entrusting their funds to our Board of Directors, upon whose judgment and discretion the investors must depend. The failure of our management to apply these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We may use equity incentives for employees, advisors, directors, key consultants and select affiliates. Any issuance of stock upon the conversion of options and/or incentive rights will result in the dilution of the ownership interests of our existing stockholders.

We may use equity incentives for employees, advisors, directors, key consultants and select affiliates. Any issuance of stock upon the conversion of options and/or incentive rights will result in the dilution of the ownership interests of our existing stockholders.

Our Chief Executive Officer and Majority Stockholder may significantly influence matters to be voted on and their interest may differ from, or be adverse to, the interest of our other stockholders.

The Company's Chief Executive Officer and majority stockholder, Mark Hanchett (the "**Majority Stockholder**"), controls approximately 72% of the voting power of our outstanding ~~Class D~~ common stock prior to this Offering ~~and will own 72% of our Class B common stock following our Corporate Reorganization. As the Majority Stockholder, Mark Hanchett controls 73% of the voting rights for Atlis.~~ Additionally, the Company's President, Annie Pratt, controls approximately 26.5%~~28%~~ of the voting power of our outstanding ~~Class D~~ common stock prior to this Offering ~~and will own 28% of our Class B common stock following our Corporate Reorganization. Annie Pratt controls 24% of the voting rights for Atlis~~.

Accordingly, the ~~Company's Chief Executive Officer and~~ Majority Stockholder possesses significant influence over the Company on matters submitted to the stockholders for approval, including the election of directors, mergers, consolidations, the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. This amount of control gives ~~them~~ him substantial ability to determine the future of our Company, and as such, ~~they~~ he may elect to close the business, change the business plan or make any number of other major business decisions without the approval of the remaining stockholders. The interest of our Majority Stockholder may differ from the interests of our other stockholders and could therefore result in corporate decisions that are adverse to other stockholders.

General securities investment risks.

All investments in securities involve the risk of loss of capital. No guarantee or representation is made that an investor will receive a return of its capital. The value of our Class A Common Stock can be adversely affected by a variety of factors, including development problems, regulatory issues, technical issues, commercial challenges, competition, legislation, government intervention, industry developments and trends, and general business and economic conditions.

Multiple securities offerings and potential integration of our offerings.

We are currently and will in the future be involved in one or more additional offers of our securities in other unrelated securities offerings. Any two or more securities offerings undertaken by us could be found by the SEC, or a state securities regulator, agency, to be "*integrated*" and therefore constitute a single offering of securities, which finding could lead to a disallowance of certain exemptions from registration for the sale of our securities in such other securities offerings. Such a finding could result in disallowance of one or more of our exemptions from registration, which could give rise to various legal actions on behalf of a federal or state regulatory agency and the Company.

This Offering was not reviewed by independent professionals.

We have not retained any independent professionals to review or comment on this Offering or otherwise protect the interest of the investors hereunder. Although we have retained our own counsel, neither such counsel nor any other counsel has made, on behalf of the investors, any independent examination of any factual matters represented by management herein. Therefore, for purposes of making a decision to purchase our Class A Common Stock, you should not rely on our counsel with respect to any matters herein described. Prospective investors are strongly urged to rely on the advice of their own legal counsel and advisors in making a determination to purchase our Class A Common Stock.

We have not undergone underwriting due diligence, and we cannot guarantee that we will sell any specific number of shares of common stock in this Offering.

There is no commitment by anyone to purchase all or any part of the shares of Class A Common Stock offered hereby and, consequently, we can give no assurance that all of the shares of Class A Common Stock in this Offering will be sold. Additionally, there is no underwriter for this Offering; therefore, you will not have the benefit of an underwriter's due diligence efforts that would typically include the underwriter being involved in the preparation of this Offering Circular and the pricing of our shares of Class A Common Stock offered hereunder. Therefore, there can be no assurance that this Offering will be successful or that we will raise enough capital from this Offering to further our development and business activities in a meaningful manner. Finally, prospective investors should be aware that we reserve the right to withdraw, cancel, or modify this Offering at any time without notice, to reject any subscription in whole or in part, or to allot to any prospective purchaser fewer shares of Class A Common Stock than the number for which he or she subscribed.

Investors in this Offering will likely experience additional dilution.

If you purchase our Class A Common Stock in this Offering, you will experience immediate and substantial dilution because the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire. Since we will require funds in addition to the proceeds of this Offering to conduct our planned business, we will raise such additional funds, to the extent not generated internally from operations, by issuing additional equity and/or debt securities, resulting in further dilution to our existing stockholders (including purchasers of our Class A Common Stock in this Offering).

We may be unable to meet our capital requirements.

Our capital requirements depend on numerous factors, including but not limited to the rate and success of our research and development efforts, marketing efforts, market acceptance of our products, our ability to establish and maintain our agreements with suppliers, our ability to ramp up production, product demand and other factors. The capital requirements relating to development of our technology and the implementation of our business plan will be significant. We cannot accurately predict the timing and amount of such capital requirements. However, we are dependent on the proceeds of this Offering as well as additional financing that will be required in order to develop our products and fully implement our proposed business plans.

However, in the event that our plans change, our assumptions change or prove to be inaccurate, or if the proceeds of this Offering prove to be insufficient to implement our business plan, we would be required to seek additional financing sooner than currently anticipated. There can be no assurance that any such financing will be available to us on commercially reasonable terms, or at all. Furthermore, any additional equity financing may dilute the equity interests of our existing stockholders (including those purchasing shares pursuant to this Offering), and debt financing, if available, may involve restrictive covenants with respect to dividends, raising future capital and other financial and operational matters. If we are unable to obtain additional financing as and when needed, we may be required to reduce the scope of our operations or our anticipated business plans, which could have a material adverse effect on our business, future operating results and financial condition.

We may terminate this Offering at any time.

We reserve the right to terminate this Offering at any time, regardless of the number of Class A Common Stock shares sold. In the event that we terminate this Offering at any time prior to the sale of all of the Class A Common Stock shares offered hereby, whatever amount of capital that we have raised at that time will have already been utilized by the Company and no funds will be returned to subscribers.

If we pursue strategic investments, they may result in losses.

We may elect periodically to make strategic investments in various public and private companies with businesses or technologies that may complement our business. The market values of these strategic investments may fluctuate due to market conditions and other conditions over which we have no control. Other-than-temporary declines in the market price and valuations of the securities that we hold in other companies would require us to record losses related to our investment. This could result in future charges to our earnings. It is uncertain whether or not we will realize any long-term benefits associated with these strategic investments.

The market price of our Class A Common Stock may fluctuate and our stockholders may lose all or part of their investment.

If a market for our Class A Common Stock develops following this Offering, the trading price of our Class A Common Stock could be subject to wide fluctuations in response to various factors, some of which are beyond our control. The market prices for securities of startup companies have historically been highly volatile, and the market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of our Class A Common Stock may fluctuate significantly in response to numerous factors, some of which are beyond our control, such as:

- actual or anticipated adverse results or delays in our research and development efforts;
- our failure to commercialize our XP Platform and XT pickup truck;
- unanticipated serious safety concerns related to the use of our products;
- adverse regulatory decisions;
- legal disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our intellectual property, government investigations and the results of any proceedings or lawsuits, including patent or stockholder litigation;
- changes in laws or regulations applicable to the electric vehicle industry;
- our dependence on third party suppliers;
- announcements of the introduction of new products by our competitors;
- market conditions in the electric vehicle industry;
- announcements concerning product development results or intellectual property rights of others;
- future issuances of our common stock or other securities;
- the addition or departure of key personnel;
- actual or anticipated variations in quarterly operating results;
- announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;
- our failure to meet or exceed the estimates and projections of the investment community;
- issuances of debt or equity securities;
- trading volume of our common stock;
- sales of our Class A Common Stock by us or our stockholders in the future;
- overall performance of the equity markets and other factors that may be unrelated to our operating performance or the operating performance of our competitors, including changes in market valuations of similar companies;
- failure to meet or exceed any financial guidance or expectations regarding development milestones that we may provide to the public;
- ineffectiveness of our internal controls;
- general political and economic conditions;
- effects of natural or man-made catastrophic events;
- scarcity of raw materials necessary for battery production;
- other events or factors, many of which are beyond our control.

Further, price and volume fluctuations may result in volatility in the price of our Class A Common Stock, which could cause a decline in the value of our common stock. Price volatility of our Class A Common Stock might worsen if the trading volume of our shares is low. The realization of any of the above risks or any of a broad range of other risks, including those described in these "*Risk Factors*," could have a dramatic and material adverse impact on the market price of our Class A Common Stock.

A sale of a substantial number of shares of the Class A Common Stock may cause the share prices to decline.

If our stockholders sell, or the market perceives that our stockholders intend to sell for various reasons, substantial amounts of our Class A Common Stock in the public market, including shares issued in connection with the exercise of outstanding options or warrants, the market price of our shares could fall. Sales of a substantial number of shares of our common stock may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. We may become involved in securities class action litigation that could divert management's attention and harm our business. The stock markets have from time-to-time experienced significant price and volume fluctuations that have affected the market prices for the common stock of automotive companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of a company's securities. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management's attention and resources, which could adversely affect our business.

Our quarterly operating results may fluctuate.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

- variations in the level of expenses related to our development programs;
- any intellectual property infringement lawsuit in which we may become involved;
- regulatory developments affecting our products and related services; and
- our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our Class A Common Stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our Class A Common Stock to fluctuate substantially.

Our ability to utilize loss carry forwards may be limited

Generally, a change of more than fifty percent (50%) in the ownership of a company's stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit our ability to use our net operating loss carryforwards attributable to the period prior to the change. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations.

We may be required to expend funds to indemnify officers and directors

Our Amended and Restated Charter, as may be further amended, Bylaws and applicable Delaware law ~~will~~ provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such a person's promise to repay us, therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. Our Director and Officer liability insurance coverage may be insufficient to cover our exposure. This indemnification policy could result in substantial expenditures by us, which we will be unable to recover. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of our Company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of our Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The requirements of being a public company may strain our resources and divert management's attention from operations

As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also will incur costs associated with the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the Dodd-Frank Act and related rules implemented or to be implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect the rules and regulations associated with being a public company to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept constraints on policy limits and coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, our board committees or as our executive officers and may divert management's attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

The preparation of our financial statements requires estimates, judgments and assumptions that are inherently uncertain

Financial statements prepared in accordance with accounting principles generally accepted in the United States ("**GAAP**") typically require the use of estimates, judgments and assumptions that affect the reported amounts. Often, different estimates, judgments and assumptions could reasonably be used that would have a material effect on such financial statements, and changes in these estimates, judgments and assumptions may occur from period to period over time. These estimates, judgments and assumptions are inherently uncertain and, if our estimates were to prove to be wrong, we would face the risk that charges to income or other financial statement changes or adjustments would be required. Any such charges or changes could harm our business, including our financial condition and results of operations and the price of our securities. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our consolidated financial statements and our business.

Unfavorable securities industry reports could have a negative effect on our share price

Any trading market for our Class A Common Stock will be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our Class A Common Stock could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage or us, the market price and market trading volume of our Class A Common Stock could be negatively affected.

DILUTION

If you purchase shares in this Offering, your ownership interest in our Class A Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Class A Common Stock after this Offering.

On December 31, 2021 there were an aggregate of 32,584,946 shares of Class A, Class C, and Class D common stock issued and 26,303,770 options vested.

Our net tangible book value as of December 31, 2021, was $0.0491 per then-outstanding share of our common stock, based on 32,584,946 outstanding shares of common stock. Net tangible book value per share equals the amount of our total tangible assets less total liabilities, divided by the total number of shares of our Class A, Class C, and Class D common stock outstanding, all as of the date specified.

~~In connection with the Merger, each share of Class A Common Stock will be exchanged for two shares of Class A Common Stock of ATLIS and each share of Class D Common Stock will be exchanged for one share of Class B Common Stock of ATLIS. Please see "*Corporate Reorganization*" above for more information.~~

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100% and 50% of the shares offered for sale in this Offering (after our estimated offering expenses of $1,700,000 and $850,000 respectively), in the two scenarios of the maximum amount of bonus shares being issued and zero bonus shares being issued.

The following tables set forth, assuming the sale of, respectively, 100% and 50% of the shares offered for sale in this Offering (after our estimated offering expenses of $1,700,000 and $850,000 respectively), the total number of shares previously sold to existing stockholders, the total consideration paid for the foregoing and the respective percentages applicable to such purchased shares and consideration paid based on an average price of $1.263 per share paid by existing stockholders and $27.50 per share paid by investors in this Offering.

Funding Level	$34,000,005.09 assuming no bonus shares are issued		$34,000,005.09 assuming maximum bonus shares are issued		$17,000,002.55 assuming no bonus shares are issued		$17,000,002.55 assuming maximum bonus shares are issued
Public Price Per Security	$	27.50	$	27.50	$	27.50	$	27.50
Pro forma net tangible book value per Class A Common Stock share before the Offering	$	0.0245	$	0.0245	$	0.0245	$	0.0245
Average price per share paid by existing stockholders before the Offering	$	1.263	$	1.263	$	1.263	$	1.263
Increase per common share attributable to investors in this Offering	$	26.261	$	26.261	$	26.261	$	26.261
Pro forma net tangible book value per Class A Common Stock share after the Offering	$	0.0240	$	0.0239	$	0.0243	$	0.0242
Dilution to investors	$	26.2851	$	26.2850	$	26.2854		26.2853
Dilution as a percentage of Offering Price		95.582%		95.582%		95.583%		95.583%

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2021

- on an actual basis; and
- as adjusted to give effect to ~~the transactions described under "Corporate Reorganization"; and~~
- ~~as further adjusted to give effect to~~ the sale of shares of our Class A common stock in this offering at the offering price of $~~13.75~~27.50 per share for net proceeds of $34,000,010.

You should read this capitalization table together with "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes appearing elsewhere in this Offering.

	~~December 31, 2021~~		
	~~Actual~~	~~As Adjusted~~	~~As Further Adjusted~~
~~CASH & CASH EQUIVALENTS~~	~~$ 3,146,134~~	~~$ 3,146,134~~	~~$ 37,146,144~~
~~EQUITY:~~			
~~Class A Common Stock, par value $0.0001; 54,307,968 authorized; 6,854,576 issued and outstanding (actual), 108,615,936 authorized; 14,159,152 issued and outstanding (as adjusted), 108,615,936 authorized; 17,068,244 issued and outstanding (as further adjusted), as of December 31, 2021~~	~~684~~	~~1,386~~	~~1,677~~
~~Class B Common Stock, par value $0.0001; 0 authorized; 0 issued and outstanding (actual), 83,851,144 authorized; 51,45,740 issued and outstanding (as adjusted and as further adjusted), as of December 31, 2021~~	~~–~~	~~5,145~~	~~5,145~~
~~Class C Stock, par value $0.0001; 15,000 shares authorized; 5,000 shares issued & outstanding (actual), 0 authorized; 0 issued and outstanding (as adjusted and as further adjusted), as of December 31, 2021.[1]~~	~~1~~	~~–~~	~~–~~
~~Class D Stock, par value $0.0001; 41,925,572 authorized; 25,725,370 issued & outstanding (actual), 0 authorized; 0 issued and outstanding (as adjusted and as further adjusted), as of December 31, 2021.~~	~~2,573~~	~~–~~	~~–~~
~~Additional Paid-in Capital~~	~~151,733,673~~	~~151,730,400~~	~~185,730,119~~
~~Accumulated Deficit~~	~~(147,935,370)~~	~~(147,935,370)~~	~~(147,935,370)~~
~~TOTAL EQUITY~~	~~3,801,561~~	~~3,801,561~~	~~37,801,571~~
~~TOTAL CAPITALIZATION~~	~~$ 3,801,561~~	~~$ 3,801,561~~	~~$ 37,801,571~~

	December 31, 2021	
	Actual	As Adjusted
CASH & CASH EQUIVALENTS:	$ 3,146,134	$ 37,146,144
EQUITY:		
Class A Common Stock, par value $0.0001; 54,307,968 shares authorized, 6,854,576 shares issued and outstanding (actual), 54,307,968 shares authorized, 7,840,486 shares issued and outstanding (as adjusted)	684	784
Class B Common Stock, par value $0.0001; 1 share authorized, 0 shares issued and outstanding (actual and as adjusted)	0	0

Class C Common Stock, par value $0.0001; 15,000 shares authorized, 5,000 shares issued and outstanding (actual and as adjusted)[1]	1	0
Class D Common Stock, par value $0.0001; 41,925,572 shares authorized, 25,725,370 shares issued and outstanding (actual and as adjusted)	2,573	2,573
Additional Paid-in Capital	151,733,673	185,733,592
Accumulated Deficit	(147,935,370)	(147,935,370)
TOTAL EQUITY	3,801,561	37,801,571
TOTAL CAPITALIZATION	$ 3,801,561	$ 37,801,571

[1] On June 17, 2022, all of the issued and outstanding shares of Class C Common Stock were exchanged for shares of Class A Common Stock. Following this exchange, no shares of Class C Common Stock are issued and outstanding. ~~Footnotes:~~

- ~~(1) Includes the 5,000 shares of Class C Stock that was converted to 75,000 shares of Class A Stock pursuant to the Class C Common Stock Exchange Agreement, dated as of June 17, 2022.~~
- ~~(2) In connection with the listing of our shares of Class A Common Stock on NASDAQ, we intend to conduct our Corporate Reorganization, pursuant to which each share of Class A Common Stock of Atlis will be exchanged for 2 shares of Class A Common Stock of ATLIS and each share of Class D Common Stock of Atlis will be exchanged for two shares of Class B Common stock of ATLIS. Following the Corporate Reorganization, there will be no shares of Class C or Class D Stock outstanding.~~
- ~~(3) As part of capital raise, the company plans to issue 2,909,092 shares of Class A Common Stock for net proceeds of $34,000,010~~

PLAN OF DISTRIBUTION

The shares are being offered by us on a "*best-efforts*" basis by our officers, directors and employees, with the assistance of independent consultants, and through registered broker-dealers who are members of the Financial Industry Regulatory Authority ("**FINRA**"). As of the date of this Offering Circular, unless otherwise permitted by applicable law, we do not intend to accept subscriptions from investors in this Offering who reside in certain states, unless the Company's FINRA-member broker-dealer is approved consummate and process sales to investors in such states. We reserve the right to temporarily suspend and/or modify this Offering and Offering Circular in the future, during the Offering Period, in order to take such actions necessary to enable the Company to accept subscriptions in this Offering from investors residing in such states identified above.

There is no aggregate minimum to be raised in order for the Offering to become effective and therefore the Offering will be conducted on a "*rolling basis*." This means we will be entitled to begin applying "*dollar one*" of the proceeds from the Offering towards our business strategy, offering expenses, reimbursements, and other uses as more specifically set forth in the "*Use of Proceeds*" contained elsewhere in this Offering Circular.

We have retained Rialto Markets, LLC as a FINRA registered broker-dealer for its services in this transaction. Participating broker-dealers, if any, and others may be indemnified by us with respect to this Offering and the disclosures made in this Offering Circular. These provisions apply to all FINRA members participating in this Offering, including, but not limited to, Rialto Markets, LLC. The Company has retained Rialto Markets to act as the Broker of Record for the Offering. Rialto Markets will receive a consulting fee of $5,000, a blue-sky service fee of $5,000, a commission/fee of 3% of the aggregate amount of gross proceeds from the Offering. In addition to these fees, Rialto Markets may also receive expense reimbursements up to $15,000 for FINRA and blue-sky fees. Additionally, monthly technology fees of $2500 will be paid to KoreConX for the duration of the Offering. The maximum amounts of all items of compensation in connection with this Offering are disclosed, pursuant to FINRA rule 5110(c)(2)(C).

In return for the aforementioned compensation, Rialto Markets will provide the Company: advisory services, marketing, data analytics, background checks, investor accreditation, subscription agreement review, investment limit review, registered agency, data transmission, and back-office activities.

Notwithstanding the services of Rialto Markets as noted above, we may pay selling commissions to other participating broker-dealers who are members of FINRA for shares sold by them, equal to a percentage of the purchase price of the Class A Common Stock shares that they sell. We may pay finder's fees to persons who refer investors to us. We may also pay consulting fees to consultants who assist us with the Offering, based on invoices submitted by them for advisory services rendered. As of the date of this Offering Circular, the Company has not retained or engaged with any other broker-dealers, consultants, or finders. Consulting compensation, finder's fees and brokerage commissions may be paid in cash, Class A Common Stock or warrants to purchase our Class A Common Stock. We may also issue shares and grant stock options or warrants to purchase our Class A Common Stock to broker-dealers for sales of shares attributable to them, and to finders and consultants, and reimburse them for due diligence and marketing costs on an accountable or non-accountable basis.

This Offering will terminate on the earlier of (i) October 31, 2022, subject to extension for up to one hundred-eighty (180) days in the sole discretion of the Company; or (ii) the date on which the Maximum Offering is sold; or (iii) when our Board of Directors elects to terminate the Offering.

Rialto Markets was issued 3,925 shares of common stock as compensation (1% success) for its services provided in the Company's Regulation CF raise ending October 28, 2021. These shares are of the same kind (Class A Common Stock) as issued to the investors of the Reg CF offering and not options, warrants or convertible shares with respect to 5110(g)(8). These non-convertible securities are valued at $1.00 as per the value calculations provided in 5110(c)(2). With respect to 5110(e)(1), these shares are held to the same restrictions imposed by Regulation CF as well as those placed on the Class A Common Stock shares issued to investors of the Regulation CF offering. Specifically, these shares will not be sold, transferred, assigned, pledged, hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the securities for a period of 180 days beginning on the date of the commencement of sales of the public equity offering. If there is any change to this lock-up restriction, an update disclosure will be provided in the section on distribution arrangements in the Offering Circular as prescribed in 5110(e)(1)(b).

A securities commission (the "**Securities Commission**") equivalent to one percent (1%) of the dollar value of the securities issued to Investors pursuant to each offering at the time of closing. Rialto Markets will comply with Lock-Up Restriction required by FINRA Rule 5110(e)(1), not selling, transferring, assigning, pledging, or hypothecating or subjecting such to any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Securities Commission for a period of 180 days beginning on the date of commencement of sales of the public equity offering with respect to the Securities Commission, unless FINRA Rule 5110(e)(2) applies. Pursuant to FINRA Rule 5110(g), Rialto Markets will not accept a Securities Commission in options, warrants or convertibles which violates 5110(g) including but not limited to (a) is exercisable or convertible more than five years from the commencement of sales of the Offering; (b) has more than one demand registration right at the issuer's expense; (c) has a demand registration right with a duration of more than five years from the commencement of sales of the Offering; (d) has a piggyback registration right with a duration of more than seven years from the commencement of sales of the Offering; (e) has anti-dilution terms that allow the participating members to receive more shares or to exercise at a lower price than originally agreed upon at the time of the Offering, when the public stockholders have not been proportionally affected by a stock split, stock dividend, or other similar event; or (f) has anti-dilution terms that allow the participating members to receive or accrue cash dividends prior to the exercise or conversion of the security.

Rewards

At stepped investment levels, the Company plans to offer investment packages that provide various incentives. For the purposes of determining investment level, any new investment in this Offering will be combined with investments made by the same investor (legal name and email address must be identical) in any of the Company's prior Regulation CF or Regulation A offerings.

The Company plans to offer the following benefits at various levels of investment:

Tier 1 ($1,500)
- 5% bonus shares

Tier 2 ($5,000)
- 7% bonus shares

Tier 3 ($10,000)
- 10% bonus shares

Tier 4 ($50,000)
- 15% bonus shares

Tax consequences for recipient (including federal, state, local, and foreign income tax consequences) with respect to the investment benefit packages are the sole responsibility of the investor. Investors must consult with their own personal accountant(s) and/or tax advisor(s) regarding these matters.

USE OF PROCEEDS

Assuming the sale by us of the Maximum Offering of $34,000,010.00 and estimated commissions and offering related expenses of $1,438,818.48 (consisting of $1,013,818 from commissions and $425,000 from other offering related expenses) the total net proceeds to us would be $32,561,191.52 which we currently intend to use as set forth below.

We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. As of the date of this Offering Circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of Class A Common Stock. Accordingly, we will retain broad discretion over the use of these proceeds, if any. The following table represents management's best estimate of the uses of the net proceeds received from the sale of Class A Common Stock assuming the sale of, respectively, 100% and 50% of the Class A Common Stock shares offered for sale in this Offering.

% of Offering Sold		100%		50%
Equipment and Machinery	$	18,762,936.99	$	9,381,468.50
Research and Development [1]	$	7,080,457.64	$	3,540,228.82
Facilities	$	849,654.75	$	424,827.38
SG&A Expenses [2]	$	3,681,837.81	$	1,840,918.90
Other Opex	$	1,361,026.50	$	680,513.25
Commissions & Offering Expenses	$	825,277.82	$	412,638.91
TOTAL OFFERING SALES	**$**	**32,561,191.52**	**$**	**16,280,595.76**

[1]   Once research and development has been completed, we will need to invest significant funds to acquire or build a factory, purchase machinery and robotics, and equip it for mass production.

[2]   Includes up to $200,000 that will be used to pay salaries and related compensation of executive officers and directors of the Company during 2021-2022, pursuant to employment offer letters and contemplated employment agreements with such persons. See "*Management – Executive Compensation*" elsewhere in this Offering Circular. Also includes up to $2,000,000 in marketing & advertising expenses.

The amounts set forth above are estimates, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See "*Risk Factors*."

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments. Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is not currently quoted or traded on any exchange or marketplace. We have ~~applied~~ been authorized to have our shares of Class A Common Stock listed for trading on NASDAQ under the symbol "AMV." There is no assurance that there will be liquidity in the common stock.

Holders

As of October 7, 2021, there were 12,016,669 shares of our common stock issued and outstanding and held by eight holders of record.

Dividend Policy

We have not paid any dividends on our common stock and do not expect to do so in the foreseeable future. We intend to apply our earnings, if any, in expanding our operations and related activities. The payment of cash dividends in the future be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, our financial condition, and other factors deemed relevant by the Board of Directors.

OUR BUSINESS

Atlis Overview and Industry Background

Atlis is a vertically integrated electric vehicle company committed to electrifying Work. The Company is working toward production of the Atlis XT pickup truck, a 100% electric work truck, and Atlis XP Platform, the skateboard chassis that can be used to power various other models of work vehicles such as last mile delivery vehicles, garbage trucks, cement trucks, vans, RVs, box trucks, and more. At the core of Atlis's hardware platform will be proprietary battery technology capable of charging a full-size pickup truck in less than 15 minutes and a modular system architecture capable of scaling to meet the specific vehicle or equipment application needs. As of June 30, 2022, Atlis has a total of 73 full time employees.

Principal Product and Its Market

The Work industry is composed of use cases like agriculture, mining, construction, and utilities. These industries are seeking to transition from Internal Combustion Engine "**ICE**" vehicles to Electric, and they need capable vehicles at a competitive cost. When making the switch to electric, individuals and businesses are considering vehicle capability, charging solutions, service & maintenance costs, insurance, and total cost. The Atlis vertically integrated EV technology ecosystem addresses these concerns with its array of products, services, and unique business model:

Atlis Products
- **Atlis Energy.** Our goal is to offer a superior battery technology solution that enables unparalleled fast charging and superior inclement weather and output performance. We refer to this battery as our "**AMV Battery**." Not only will the AMV Battery technology be used in Atlis products, but we also intend to manufacture and sell our battery cell and pack technology as a product line to address the growing demand for battery packs from other companies building electric vehicles. Additionally, Atlis intends to generate revenue by using its battery pack technology to provide energy storage solutions for both commercial and residential uses.

- **Atlis XP.** Atlis's XP Platform aims to provide a scalable technology solution with a connected cloud, mobile, service, and charging ecosystem that will provide positive workflows and customer experiences moving forward. This technology platform will be leveraged to develop new vehicle solutions quickly while minimizing costs and time. The modular XP technology platform will allow Atlis to partner with strategic customers seeking to develop new vehicle solutions for niche- and mass-market opportunities while leveraging the vast network of capabilities we will provide.

- **Atlis XT.** The XT pickup truck is intended to be our flagship product. The XT pickup truck aims to represent every key piece of technology Atlis is developing and exemplify how this technology can be utilized to realize capable, non-compromising vehicle solutions through electrification. The XT pickup truck will be our market entry solution into the world of Work and is intended to be just the beginning of a long line of vehicle solutions built on our XP Platform.

- **Future Vehicles**. Atlis intends to continue expanding its vehicle product offering within the Work segment.

Atlis Services
- **Atlis Charging.** The Atlis Advanced Charging Station, is designed to boast the highest power solution to enter the market, a 1.5MW charging station, that is as simple to operate as filling up your gas vehicle today. Atlis will also provide CCS 2.0 (Combined Charging System 2.0) charging capabilities for non-Atlis branded vehicles. Charging costs will be covered as part of Atlis's vehicle-as-a-service business model when customers subscribe to the Atlis Service subscription.

- **Maintenance, Insurance, & Service**. Through its vehicle-as-a-service business model, Atlis plans to cover all maintenance, insurance, and service costs. Customers will subscribe to the Atlis Service subscription and simply pay the monthly recurring payment.

Product Development

Since its incorporation in 2016, Atlis was focused on research and development. The business strategy, battery intellectual property, and initial truck design were created by the founding team. In March 2018 Atlis launched its first Regulation CF campaign to fund further development of the battery technology and hire the concept team to develop the XP Platform and XT pickup truck designs. In October 2018 Atlis completed a proof-of-concept prototype battery pack that demonstrated a full charge in less than 15 minutes. In 2019 Atlis completed a proof-of-concept prototype build of the XP Platform. Progress slowed due to lapses in available funding until Atlis was able to launch a second Regulation CF campaign in December 2019 to fund an initial production facility and hiring additional engineering team members to finalize design of the AMV Battery cell, XT pickup truck, and XP Platform. In August 2020, Atlis launched a Regulation A+ campaign. Funds from the Regulation A+ campaign were put to use in facility expansion and continued growth of Atlis technical development teams. In September 2021, Atlis launched a Regulation CF campaign. Funds from the Regulation CF campaign were utilized to continue scaling AMV Cube Cell production and growth of engineering technical and development teams. Atlis is currently working to scale the pilot production capability for AMV Cube Cell. Atlis intends to continue growth investments in scaling AMV Cube Cell manufacturing capabilities. Atlis is currently in the process of finalizing engineering designs for the XP platform and XT pickup truck. Once design phase is complete the XP Platform and XT pickup truck prototypes will complete a thorough validation and testing phase before entering production. Product safety and validation testing will be very thorough and will likely require design changes in order to meet necessary requirements. These changes are an anticipated hurdle of the test phase.

How We Will Generate Revenue

The Company plans to generate revenue through the sale of our products which include our AMV Battery Pack and Cube Cell, the XP platform and the XT pickup truck. Revenue is recognized when both parties to the contract have approved the contract, the rights and obligations of the parties are identified, payment terms are identified, and collectability of consideration is probable.

To date, Atlis has not yet generated any revenue from sales of the AMV Battery, XT pickup truck or XP platform. We plan to bring our battery technology to market first, followed by our XP platform and then the XT pickup truck. Atlis has built a pilot production line for the AMV Cube Cell and is working to scale production of battery cells and battery packs in the coming year. Our production-level prototypes are going through internal testing and validation, with customer and third-party validation to follow soon after. We expect to build the first batteries for customers in the second half of calendar year 2022.

The Atlis XP Platform and XT Pickup truck products are in research and development stage. The Company has produced a working prototype of the XP Platform and the XT pickup truck. We expect to finalize development of the production model and begin producing trucks for delivery in the coming years.

Atlis has received substantial interest in its product via reservations submitted on the Company's website. In addition, with each investment in Atlis, our investors have reserved the opportunity to purchase a vehicle as part of our reservation queue. The total value of these reservations, if all such reservations were converted to sales, is over $3 billion. This projection is generated by extrapolating the XT pickup truck's predicted average sales price of approximately $60,000 by the number of electronic reservations made on the Company's website. Reservations from email addresses that bounce have been removed, and each reservation is counted as one vehicle unless an Atlis representative speaks to the reservation holder and validates the request for multiple vehicles. These reservations are non-binding, non-deposit, and require no down payment or reservation fee. While a subset of these reservations will convert to sales, we do not have a reasonable projection for the reservation to sales conversion rate at this time. This expressed interest should not be taken as a guarantee of sale.

Market

Industry

Energy and Battery

The electric vehicle battery industry is rapidly growing as original equipment manufacturers "OEMs" target transition to completely electric product offerings, some as soon as 2025. Electric vehicle batteries are in high demand, and smaller companies are not able to secure battery supply for their production targets from the larger battery manufacturers. According to Wood Mackenzie, by 2030 the 2.3 GWh need for electric vehicle batteries is 77% higher than the forecasted supply of 1.3 GWh. Atlis intends to supply battery cells and packs to help fill this gap in supply.

Pickup Trucks

Pickup trucks have been the top three best-selling vehicles in the United States for the past five years. Altogether, including the new and used truck market, vehicle up-fitter market, and charging opportunity, the total market opportunity for manufacturers in the pickup truck space is north of $241 billion. Atlis intends to capture the largest market share of the electric work truck market. Our proprietary battery technology is being designed to allow us to deliver unprecedented range and charge times.

Target market demographics

Atlis is developing battery technology intended to power vehicle, heavy equipment, and energy storage markets. Our target customers are consumer and commercial customers seeking energy storage solutions, vehicle manufacturers selling 20,000 and below vehicles per year looking for battery pack systems between 1.5KWh to over 300KWh in capacity, and equipment manufacturers looking for battery storage solutions to electrify their equipment systems which traditionally run off of internal combustion engine vehicles.

We are developing technology that will power Work. Our target customers for the Atlis XT pickup truck are work vehicle fleet owners and individual buyers, and our target customers for the Atlis XP Platform are work vehicle and upfit vehicle manufacturers. We intend to add value for customers across multiple target industries, including construction, agriculture, and logistics.

The Atlis XT pickup truck will be Atlis's flagship product, designed for up to 500 miles of range, up to 35,000 lbs. fifth wheel towing capability, and 15-minute charge time from 0-100%. The Atlis XT pickup truck will be the first application of our core product offering, the Atlis XP Platform, our electric vehicle technology platform that is currently in development and is being designed for applications with work vehicles: RVs, box trucks, delivery vehicles, tractors, construction equipment, and beyond. Our modular design is intended to allow the Atlis XP Platform to easily accommodate the sizes, shapes, and use cases of a variety of different work vehicles.

Geographic sales territory

Ultimately, Atlis is building a technology platform that is intended to add value across the globe, and our long-term vision includes expansion to the rest of the world. Although our initial focus is to manufacture and sell our products in the United States, we believe a strong interest from international markets allows us quick expansion paths in the future. The Company has signed an agreement with an Australian company called Australian Manufactured Vehicles for XT pickup trucks. We have registered interest in battery packs for vehicles and energy storage solutions in France and New Zealand as well as interest in our XP platform and XT pickup trucks from South American distributors.

Distribution Channels

Our hardware and services will be conducted online via our Company's website. Fleet and consumer customers will be able to purchase the Atlis XP Platform, Atlis XT pickup truck, and Atlis advanced charging solutions online. Our advanced charging infrastructure will allow users to be able to purchase electricity at our charging stations. This purchase will be conducted through the cloud-based mobile application and website we plan to build.

Growth Strategy

We plan to take a strategic approach to scale. First we plan to bring the AMV Battery to market to drive early revenue as we work toward the launch of the XP Platform and XT pickup truck.

Our strategy in the near future is to focus on execution. We are completing testing and design for manufacturing the AMV Cube Cell. From there, we plan to stand up production and begin ramping battery cell and pack manufacturing. We are also standing up battery pack manufacturing in parallel to battery cell manufacturing to meet current projected customer demand where customers have signed an LOI (letter of intent) and MOU (Memorandum of Understanding) for battery pack requests for the calendar year 2022. We are continuing the design work to deliver our production prototype of the XP Platform and intend to deliver hand-built XT pickup trucks to follow.

We plan to leverage our active social media presence, influencer marketing and customer word of mouth to generate additional interest in our products.

We intend to develop a dedicated sales team pursuing larger fleet customers. Fleet purchases and fleet management will be completed through Atlis Cloud services and connected vehicle systems.

Need for Government Approval of Principal Products or Services

As we progress, we may need to obtain government approval for meeting federal transportation safety guidelines.

Our Team Members

- *Mark Hanchett*, Chief Executive Officer - Mark Hanchett has over ten years of product development experience with 16 successful electromechanical and software product launches that have already created significant change in the world. Mark Hanchett brings a passion for solving hard problems in product strategy, design, manufacturing, and business operations, while continuously driving a focus on the best possible customer experience. Mark has served as Founder, Director, and CEO of Atlis since inception in 2016. Before starting Atlis, Mark was a director at Axon Enterprise Inc from 2012 to 2017, leading teams in the development of innovative hardware and software products for law enforcement. From 2007 to 2012 he served as a senior mechanical engineer and project manager leading cross-functional teams through design and development of innovative conductive electrical weapons at Axon Enterprise inc.

- *Annie Pratt*, President - Annie is a creative problem solver with a background in product management, design, and business. After studying Product Design at Stanford's design school, she kicked off her career as a Product Manager at Axon Enterprise from 2014-2016, launching in-car video solutions for law enforcement. From 2016-2019 she served as the Director of Consumer Products at Axon, where she built an independent business unit on its own P&L with dedicated sales, customer service, marketing, product development, manufacturing, and quality functions. That Consumer business unit doubled both revenue and profit in three years. Annie joined Atlis as Chief of Staff in 2019 and has served as the company's President since April 2020, where she has run marketing, sales, finance, people operations, and legal functions.

- *Apoorv Dwivedi*, Chief Financial Officer – Apoorv leads our finance function and ensures that Atlis continues to optimize capital and resources as we grow. He brings extensive finance and corporate strategy experience from Fortune 100 companies across multiple industries that include automotive, technology, financial services, retail, and industrial. Prior to Atlis, from 2019 to 2022, Apoorv was the Director of Finance for Cox Automotive where he was instrumental in the successful rehaul of the Manheim Logistics business. From 2018 to 2019, Apoorv was Director of Presales within the finance solutions group at Workiva. From 2010 to 2017, he held a corporate finance role as Senior Finance Manager at the General Electric Company across both the GE Capital and GE Industrial businesses. Apoorv began his career at ABN-AMRO, N.A. and was instrumental in building one of the first data analytics teams at Sears Holdings Company. Apoorv earned his MBA from Yale School of Management and his Bachelors in Finance from Loyola University – Chicago.

- *Benoit Le Bourgeois*, Vice President of User Experience – Ben has over 20 years of experience in automotive infotainment, connectivity, and user experience development. Since joining Atlis in 2020, Ben has run all hardware, software, and user experience engineering efforts. Prior to Atlis, Ben was Head of Connectivity at Byton from 2016-2020.

- *Kate Sieker*, Vice President of People – Kate is passionate about people, building companies & communities, and inspiring others to harness their unique strengths and potential, both in and out of the office. She has been working with startups since 2005 and has served as the Head of Talent and People for companies based in Silicon Valley, Boston, Austin, Denver, New York and Phoenix. She has earned a Bachelors in Psychology from Rogers Williams University and a Masters from Northeastern University in Corporate and Organizational Communication with a dual focus on Human Resource Management. Additionally, Kate lends her time and talent to support the entrepreneurial community in Arizona. She runs the umbrella organization for Phoenix Startup Week, #yesPHX, ThrivePHX, StartupTogetherAZ and April is for Entrepreneurs in Arizona.

- *Britt Ide, Director* - As a Board Director for Atlis since 2021, Britt brings a deep background and many connections to help ATLIS grow. She is an experienced private and public board director (e.g., Nasdaq: NorthWestern Energy 2017-Present and CleanTech Acquisition Corp 2021-Present) with deep expertise in the clean energy and cleantech sectors. Her degrees include BS Mechanical Engineering, MS Environmental Engineering, and a Juris Doctor. She has extensive experience in corporate governance, ESG (environmental, social, and governance), M&A, and executive development. Britt was appointed by the US Secretary of the Department of Energy to serve as an Ambassador for the Clean Energy, Education, and Empowerment program. Ms. Ide's significant familiarity with our industry and business and financial expertise make her and ideal candidate to serve on our board and serve as a member of our Audit Committee.

- ***Caryn Nightengale, Director Nominee*** - Caryn Nightengale is seasoned executive with an extensive background in operations, fiscal management, corporate development, and investment banking. Most recently, from 2019-2022 Caryn was the Chief Financial Officer of Wisk Aero LLC, manufacturer of a self-flying air taxi. Prior to joining Wisk, Caryn served as the Chief Financial Officer of Liquid Robotics from 2017-2019, a sustainability-focused robotics company. Previously, she was an internal strategic advisor to senior leadership of The Boeing Company, and she was an investment banking advisor at BMO Capital Markets. In both roles, Caryn leveraged her financial and strategic expertise to accelerate growth through M&A, joint venture, equity, venture capital and debt transactions. Caryn earned an MBA from the Tuck School of Business at Dartmouth College and a BS in Economics from The Wharton School, University of Pennsylvania with a major in finance and a minor in Japanese Studies. Caryn serves on the Penn Athletics Board of Advisors, the Penn Basketball Board of Directors, and is Vice Chairperson of the MBA Council at the Tuck School of Business at Dartmouth. Ms. Nightengale brings extensive business and financial expertise to our board. For this reason, we believe she is an ideal candidate to serve on our board and serve as our Audit Committee Chairman.

Significant Purchases of Plant and Equipment

Category	Purchase Price
Battery Cell Manufacturing Equipment (Mixing, Coating, Stamping, Stacking, Jelly Roll Can Insert, Can Seamer, Electrolyte Filling, Laser Welding)	$2,900,000
Battery Cell Formation Equipment (Chamber Oven, Formation, Qualification)	$650,000
TOTAL	**$3,550,000**

Liquidity & Capital Resources

As of June 1, 2021, Atlis had a balance of $1,815,337.80 in cash available. As of June 1, 2021, Atlis has $260,000 in revolving credit with Divvy.

PROPERTY

Atlis has occupied 1828 Higley Road, Mesa AZ, for all its operations. The 42,828 Sq. Ft. industrial facility is occupied solely by Atlis. The facility includes both office space and warehouse space.

LEGAL PROCEEDINGS

No active legal proceedings are currently pending to which the Company or any of its property are subject.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our consolidated financial statements and the notes thereto appearing elsewhere in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations, whose actual outcomes involve risks and uncertainties. Actual results and the timing of events may differ materially from those stated in or implied by these forward-looking statements due to a number of factors, including those discussed in the sections entitled "Risk Factors," "Cautionary Statement regarding Forward-Looking Statements" and elsewhere in this Offering Circular. Please see the notes to our Financial Statements for information about our Significant Accounting Policies and Recent Accounting Pronouncements.

Atlis Motor Vehicles Inc. is a vertically integrated electric vehicle company committed to electrifying Work. The Company was incorporated in the State of Delaware on November 9, 2016, and maintains its headquarters in Mesa, Arizona.

Atlis is a pre-revenue development stage company with goal to design, develop, and produce electric vehicles. We have incurred losses from operations and have had negative cash flows from operating activities since our inception. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. In 2021, we achieved important milestones and have built the foundation on which we plan to grow our Company. We produced the first AMV battery cell which charges in under 10 minutes, and we successfully launched the Atlis XT pickup truck prototype. In 2022, Atlis is positioned for growth.

Operating Results

Year ended December 31, 2021 Compared to Year ended December 31, 2020

The Company generated no revenues in 2021 and 2020.

Operating expenses consist primarily of stock-based compensation, salaries, legal & professional fees, general and administrative expenses, research and development costs and advertising.

Our stock-based compensation expense resulting from grants of employee stock options is recognized in the consolidated financial statements based on the respective grant date fair values of the awards. We use the Black-Scholes option-pricing method for valuing stock options and shares granted under the employee stock purchase plan and recognize the expense over a requisite service (vesting) period using the straight-line method. On August 24, 2021, the Company changed its share-based employee compensation to options-based compensation. In order to ensure consistency across all current and former employees, the Company offered all current and former employees with existing stock grants the option to relinquish their Atlis shares for Atlis options at an average ratio of 6.64 options for every share relinquished. Of the approximately 6,550,000 share grants outstanding, approximately 5,200,000 were relinquished in return for approximately 34,569,000 options that would vest between 2021 and 2024. Additionally, Atlis CEO Mark Hanchett relinquished 10,0000,000 of his Class A Common Stock. In return Mr. Hanchett received options for 10,000,000 Class A Common Stock. The Company granted Mr. Hanchett 10,000,000 shares of Class D common stock with ten voting rights each. Finally, approximately 578,400 Atlis options were granted to new employees, non-employees and Board of Directors. The Company elected to recognize employee stock-option compensation expense related to the options grants as they were incurred. This expense was determined by applying the Black-Scholes model on the third-party appraisal value of the underlying share price for each stock as of August 24, 2021. As a result, the company recorded approximately $114,579,500 of incremental compensation expense as of December 31, 2021.

Salaries expense increased to $3,792,812 in 2021 from $2,396,903 in 2020 due to an increase in team size to facilitate continued progress on the product development and business growth. Advertising expense increased significantly to $2,677,641 in 2021 from $397,181 in 2020 to support the Company's crowdfunding campaigns. Research and Development expense of $1,655,365 in 2021 increased from $574,483 in 2020 to support the development of the XT pickup truck prototype and our proprietary battery technology. Legal and professional fees increased to $767,276 in 2021 from $347,802 as a result of increasing our use of contractors to support accounting, audit, legal, and broker-dealer functions.

General and administrative expenses totaled $576,753 in 2021 and $150,025 in 2020. The increase was primarily driven by rent expense, increased staff, equipment purchase and technology to support general operations.

As a result of the foregoing, our Net Loss from Operations was approximately $133,736,000 and $11,664,000 as of December 31, 2021, and December 31, 2020 respectively.

Liquidity, Capital Resources and Plan of Operations

Our financial statements appearing elsewhere in this Offering Circular have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Atlis's ability to continue as a going concern is contingent upon its ability to raise additional capital as required.

As of December 31, 2021, our cash balance was approximately $3,146,000. As mentioned above, no significant revenues have been generated since inception and no revenues were expected in the 2021 fiscal year. Unless we receive significant additional financing in the near future, we will not be able to execute on our operational deliverables or conduct our planned operations. Development of battery and electric vehicle technology on a large scale is a very cash and time intensive proposition. Accordingly, our business plan is dependent on our ability to raise sufficient investments.

Futures

Revenue

In 2022 and beyond, Atlis views battery cell and pack sales as being a significant avenue for profitability. Atlis hopes to fulfill its first Purchase Order for XP Platforms in calendar year 2022.

Gross Margins

The Company will likely sell its first units as a gross loss, but gross margins will increase significantly over time as production quantities scale.

Expenses

Atlis's expenses in 2022 will likely continue to increase, especially in payroll costs, payroll taxes, employee equity compensation, and development costs.

Financings and Securities Offerings

We have made the following issuances of securities within the last four years as of June 30, 2022:

Date	Class A Common	Class A Options	Class C	Class D
2018	2,820,018			
Qtr1	233,856			
Qtr2	520,045			
Qtr3	799,285			
Qtr4	1,266,832			
2019	1,692,469			
Qtr1	829,294			
Qtr2	170,123			
Qtr3	90,865			
Qtr4	602,187			
2020	1,541,312			
Qtr1	974,831			
Qtr2	52,369			
Qtr3	136,936			
Qtr4	377,176			
2021	1,921,977	27,376,303		25,725,370
Qtr1	289,651			
Qtr2	471,169			
Qtr3	1,037,428	25,489,959		24,037,870
Qtr4	123,729	1,886,344		1,687,500
2022	698,238	3,158,742		2,700,000
Qtr1	282,639	1,651,732		1,350,000
Qtr2	415,599	1,507,010		1,350,000
Grand Total	**8,674,014**	**30,535,045**	**-**	**28,425,370**

The Company must raise additional equity or debt financing, both now and in the future following this Offering. However, no assurances can be made that the Company will be successful obtaining additional equity or debt financing, or that ultimately the Company will achieve profitable operations and positive cash flow.

Since inception, our principal sources of operating funds have been proceeds from equity financing including Regulation CF and Regulation A+ crowdfunding equity financing and including the sale of our common stock to initial investors known to management and principal stockholders of the Company. We do not expect that our current cash on hand will fund our existing operations. We will need to raise additional capital in order to execute our business plan and growth goals for at least the next twelve-month period thereafter. If Atlis is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. There can be no assurance that such a plan will be successful.

Current Plan of Operations

Our plan of operations is currently focused on the development and production of our battery cells and packs, XP platform, and XT pickup truck. We expect to incur substantial expenditures in the foreseeable future for the extended development and testing of our technology and the commercialization of the products. At this time, we cannot reliably estimate the nature, timing or aggregate amount of such costs. Our products will require extensive technical evaluation, potential regulatory review and approval, significant marketing efforts and substantial investment before it or any successors could provide us with any revenue. Further, we intend to continue to build our corporate and operational infrastructure and to build interest in our products with the goal of becoming the market leader in electric trucks.

As noted above, the continuation of our current plan of operations requires us to raise significant additional capital immediately. If we are successful in raising capital through the sale of shares offered for sale in this Offering Circular, we believe that the Company will have sufficient cash resources to fund its plan of operations for the next twelve months. If we are unable to do so, our ability to continue as a going concern will be in jeopardy, likely causing us to curtail and possibly cease operations.

We continually evaluate our plan of operations discussed above to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations. The inability to secure additional capital would have a material adverse effect on us, including the possibility that we would have to sell or forego a portion or all of our assets or cease operations. If we discontinue our operations, we will not have sufficient funds to pay any amounts to our stockholders. If in the future we are not able to demonstrate adequate progress in the development of our product, we will not be able to raise the capital we need to continue our then current business operations and business activities, and we will likely not have sufficient liquidity or cash resources to continue operating.

Because our working capital requirements depend upon numerous factors there can be no assurance that our current cash resources will be sufficient to fund our operations. Thus, we will require immediate additional financing to fund future operations. There can be no assurance, however, that we will be able to obtain funds on acceptable terms, if at all.

Critical Accounting Policies and Estimates

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of expenses during the reporting period. The Company's most significant estimates and judgments involve valuation of the Company's stock-based compensation, including the fair value of common stock. Atlis's management bases its estimates on historical experience and on other assumptions believed to be reasonable. Actual results may differ from those estimates. This discussion and analysis should be read in conjunction with our consolidated financial statements and related notes included in this Offering Circular.

Share-Based Compensation - Stock Options

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (ASC 718), Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is considered to be the vesting period if service period is not defined.

On August 24, 2021, the Company modified its share-based employee compensation to options-based compensation. In order to ensure consistency across all current and former employees, the Company offered all current and former employees with existing stock grants the option to relinquish their ATLIS shares for ATLIS options at an average ratio of 6.64 options for every share relinquished. This expense was determined by applying the Black-Scholes model on the third-party appraisal value of the underlying share price for each stock as of August 24, 2021.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update, or ASU, 2019-12, *Simplifying the Accounting for Income Taxes* which amends ASC 740 *Income Taxes*, or ASC 740. This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This guidance will be effective for fiscal years beginning after December 15, 2021 including the interim periods within those fiscal years. Under these provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) Financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) Operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. The Company will adopt this standard on January 1, 2022 and recognize assets and liabilities arising from any leases that meet the requirements under this standard on the adoption date and included qualitative and quantitative disclosures in the Company's notes to the consolidated financial statements.

Capital Expenditures

We will require significant capital expenditures to secure the facilities and equipment necessary to complete development and begin producing our products. Due to the size and scope of the operations, it will be necessary to expand facilities and equipment as production operations ramp. This will require exponentially more capital.

Contractual Obligations, Commitments and Contingencies

Atlis has signed a 5 year and 3-month lease agreement with Majestic Mesa Partners, to occupy a 42,828 Sq. Ft industrial facility at 1828 North Higley Road, Suite 100, Mesa AZ, commencing on April 1st, 2020. Base rent obligation for months 1 through 7 is $14,133.00, months 8-12 is $28,266.48 with subsequent annual increase of 3% for years 2-5. In addition to base rent, Atlis is responsible for property taxes, utilities and maintenance costs related to the property, which are estimated at a monthly rate of $7,265.00 for 2020, are commencing from month 1 of the lease obligation and will be annually adjusted as needed.

Quantitative and Qualitative Disclosures about Market Risk

In the ordinary course of our business, we are not exposed to market risk of the sort that may arise from changes in interest rates or foreign currency exchange rates, or that may otherwise arise from transactions in derivatives. We do not currently invest in any securities as all capital is being diverted to developing our products.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. Atlis's management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against Atlis or unasserted claims that may result in such proceedings, Atlis, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Atlis's financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed.

Corporate Governance

In early 2022, we discovered some technical deficiencies and abnormalities in our corporate charter amendments and corporate record keeping. These abnormalities could have had the potential to invalidate numerous corporate actions taken in the interim. While regrettable, this scenario is not abnormal for start-up companies.

Atlis recently took action under Delaware law to remedy certain irregularities relating to, and to ratify and confirm, its capital structure. As described more fully in the notice of ratification provided to stockholders, these irregularities relate to issuances of stock, the election of directors, the grant of stock options and restricted stock units, the 2020 reclassification of its capital structure into multiple classes of common stock and certain amendments to its Charter. Under Section 204, unless otherwise determined by the Delaware Court of Chancery in an action challenging the ratification brought pursuant Section 205 of the Delaware General Corporation, (i) each of the corporate acts ratified by the Board of Directors and stockholders is no longer deemed void or voidable as a result of the failures of authorization identified in the resolutions adopted by the Board of Directors and stockholders, and such effect shall be retroactive to the time of such corporate acts, and (ii) each share or fraction of a share stock issued or purportedly issued pursuant to corporate acts and identified in the resolutions adopted by the Board of Directors and stockholders is no longer deemed void or voidable as a result of the failures of authorization identified in such resolutions and, in the absence of any failure of authorization not ratified, shall be deemed to be an identical share or fraction of a share of outstanding stock as of the time it was purportedly issued. Any claim that the corporate acts (including all putative stock) identified in the aforementioned resolutions are void or voidable due to the failure(s) of authorization, or any claim that the Delaware Court of Chancery should declare in its discretion that the ratifications described in the such resolutions not be effective or be effective only on certain conditions, must be brought within 120 days of stockholder notification. We issued a stockholder notification on April 19, 2022 to inform stockholders about the issue and our solution, as required. The Company has not received the Certificates of Validation from the State of Delaware, but expects to receive them before the end of July 2022.

In short, the effect of the ratification serves to place the Company and stockholders in the exact same positions as previously disclosed. The defective corporate charter amendment in 2020 failed to increase authorized shares and create share classes as intended. Upon the effective date of the ratification, all the shares issued have become retroactively validly authorized. There are no remaining risks to investors, as all investors will have properly authorized shares, as intended. To prevent any future occurrences, we have instituted additional internal controls and will hire corporate experts, when needed.

Emerging Growth Company Status

Upon the completion of this Offering, we may elect to become a public reporting company under the Exchange Act. If we elect to do so, we will be required to publicly report on an ongoing basis as an "*emerging growth company*" (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the "**JOBS Act**") under the reporting rules set forth under the Exchange Act. As defined in the JOBS Act, an emerging growth company is defined as a company with less than $1.0 Billion in revenue during its last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies.

For so long as we remain an "*emerging growth company*," we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not "*emerging growth companies*," including but not limited to:

- not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;
- taking advantage of extensions of time to comply with certain new or revised financial accounting standards;
- being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

- being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we are required to publicly report under the Exchange Act as an "*emerging growth company*", we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an "*emerging growth company*" for up to five years, though if the market value of our Common Stock that is held by non-affiliates exceeds $700 million, we would cease to be an "*emerging growth company*".

If we elect not to become a public reporting company under the Exchange Act, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for "*emerging growth companies*" under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semi-annual reports, rather than annual and quarterly reports. Annual reports are due within one hundred twenty (120) calendar days after the end of the issuer's fiscal year, and semi-annual reports are due within ninety (90) calendar days after the end of the first six (6) months of the issuer's fiscal year.

MANAGEMENT

Executive Officers, Directors, and Significant Employees

Our executive officers, directors, and significant employees, and their ages and positions as of the date of this Offering Statement are listed below. The Company has ~~applied~~ been authorized to list the Class A Common Stock on NASDAQ. Upon listing on NASDAQ, the Company intends to seat the director nominees named below.

Name	Position	Age	Term in Office
Mark Hanchett	Chief Executive Officer, Chairman of the Board	41	Indefinite, appointed November 9, 2016
Annie Pratt	President, Board Director	30	Indefinite, appointed November 1, 2019
Apoorv Dwivedi	Chief Financial Officer	41	Indefinite, appointed January 17, 2022
Benoit Le Bourgeois	VP of User Experience	45	Indefinite, appointed August 24, 2020
Kate Sieker	VP of People	42	Indefinite, appointed December 20, 2021
Britt Ide	Board Director	49	August 30, 2021 – August 30, 2022
Caryn Nightengale	Director Nominee	47	Indefinite, appointed as of July 1, 2022

Mark Hanchett, *Chief Executive Officer*

Mark Hanchett has over ten years of product development experience with 16 successful electromechanical and software product launches. Mark Hanchett brings a passion for solving hard problems in product strategy, design, manufacturing, and business operations, while continuously driving a focus on the best possible customer experience. Mark has served as Founder and CEO of Atlis since inception in 2016. Before starting Atlis, Mark was Director at Axon Enterprise from 2012 to 2017, leading teams in the development of innovative hardware and software products for law enforcement. From 2007 to 2012 he served as a Senior Mechanical Engineer leading cross-functional teams through design and development of innovative conductive electrical weapons at Axon Enterprise.

Annie Pratt, *President*

Annie is a creative problem solver with a background in product management, design, and business. After studying Product Design at Stanford's design school, she kicked off her career as a Product Manager at Axon Enterprise from 2014-2016, launching in-car video solutions for law enforcement. From 2016-2019 she served as the Director of Consumer Products at Axon, where she built an independent business unit on its own P&L with dedicated sales, customer service, marketing, product development, manufacturing, and quality functions. That Consumer business unit doubled both revenue and profit in three years. Annie joined Atlis as Chief of Staff in 2019 and has served as the company's President since April 2020, where she has run marketing, sales, finance, people operations, and legal functions.

Apoorv Dwivedi, *Chief Financial Officer*

Apoorv leads our finance function and ensures that Atlis continues to optimize capital and resources as we grow. He brings extensive finance and corporate strategy experience from Fortune 100 companies across multiple industries that include automotive, technology, financial services, retail, and industrial. Prior to Atlis, from 2019 to 2022, Apoorv was the Director of Finance for Cox Automotive where he was instrumental in the successful rehaul of the Manheim Logistics business. From 2018 to 2019, Apoorv was Director of Presales within the finance solutions group at Workiva. From 2010 to 2017, he held a corporate finance role as Senior Finance Manager at the General Electric Company across both the GE Capital and GE Industrial businesses. Apoorv began his career at ABN-AMRO, N.A. and was instrumental in building one of the first data analytics teams at Sears Holdings Company. Apoorv earned his MBA from Yale School of Management and his Bachelors in Finance from Loyola University – Chicago.

Benoit Le Bourgeois, Vice President of User Experience

Ben has over 20 years of experience in automotive infotainment, connectivity, and user experience development. Since joining Atlis in 2020 as Vice President of User Experience, Ben has run all hardware, software, and user experience engineering efforts. Prior to Atlis, Ben was Head of Connectivity at Byton from 2016-2020.

Kate Sieker, Vice President of People

Kate is passionate about people, building companies & communities, and inspiring others to harness their unique strengths and potential, both in and out of the office. Kate is an active leader in the entrepreneurial community in Arizona and has served as Executive Director of PHX Startup Week and Co-Founder & Executive Director of ThrivePHX since 2020. From 2018 to 2021 she was the Founder & Chief People Officer at CoVibe. She has been working with startups like LeadMD, eVisit, and Weebly since 2014 and has served as the Head of Talent and People for companies based in Silicon Valley, Boston, Austin, Denver, New York and Phoenix. She has earned a Bachelors in Psychology from Rogers Williams University and a Masters from Northeastern University in Corporate and Organizational Communication with a dual focus on Human Resource Management.

Britt Ide, Director

As a Board Director for Atlis since 2021, Britt brings a deep background and many connections to help ATLIS grow. She is an experienced private and public board director (e.g. Nasdaq: NorthWestern Energy 2017-Present and CleanTech Acquisition Corp 2021-Present) with deep expertise in the clean energy and cleantech sectors. Her degrees include BS Mechanical Engineering, MS Environmental Engineering, and a Juris Doctor. She has extensive experience in corporate governance, ESG (environmental, social, and governance), M&A, and executive development. Britt was appointed by the US Secretary of the Department of Energy to serve as an Ambassador for the Clean Energy, Education, and Empowerment program. Ms. Ide's significant familiarity with our industry and business and financial expertise make her and ideal candidate to serve on our board and serve as a member of our Audit Committee.

Caryn Nightengale, Director Nominee

Caryn Nightengale is seasoned executive with an extensive background in operations, fiscal management, corporate development, and investment banking. Most recently, from 2019-2022 Caryn was the Chief Financial Officer of Wisk Aero LLC, manufacturer of a self-flying air taxi. Prior to joining Wisk, Caryn served as the Chief Financial Officer of Liquid Robotics from 2017-2019, a sustainability-focused robotics company. Previously, she was an internal strategic advisor to senior leadership of The Boeing Company, and she was an investment banking advisor at BMO Capital Markets. In both roles, Caryn leveraged her financial and strategic expertise to accelerate growth through M&A, joint venture, equity, venture capital and debt transactions. Caryn earned an MBA from the Tuck School of Business at Dartmouth College and a BS in Economics from The Wharton School, University of Pennsylvania with a major in finance and a minor in Japanese Studies. Caryn serves on the Penn Athletics Board of Advisors, the Penn Basketball Board of Directors, and is Vice Chairperson of the MBA Council at the Tuck School of Business at Dartmouth. Ms. Nightengale brings extensive business and financial expertise to our board. For this reason, we believe she is an ideal candidate to serve on our board and serve as our Audit Committee Chairman.

Board of Directors

The number of members of our board of directors will be determined from time-to-time by resolution of the board of directors. Currently, our board of directors consists of four persons. Upon completion of this Offering and the listing of our shares on NASDAQ, we will become subject to Sarbanes-Oxley and the rules of such stock exchange. Generally, these rules require that a specified number or percentage of directors serving on the board and certain committees meet applicable standards of independence. The board of directors may increase the number of directorships to ensure that the board of directors includes the requisite number of independent directors pursuant to Sarbanes-Oxley and rules of the applicable stock exchange. Our goal is to assemble a Board of Directors that brings together a variety of skills derived from high quality business and professional experience.

Status as a Controlled Company

We will be a controlled company as of the completion of this offering under Sarbanes-Oxley and NASDAQ rules. A controlled company does not need its board of directors to have a majority of independent directors or to form independent compensation and nominating and governance committees. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and NASDAQ that require us to have an audit committee composed entirely of independent directors, subject to certain "phase-in" provisions for newly public companies, which we plan to use. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on NASDAQ, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

If at any time we cease to be a controlled company, we will take all action necessary to comply with Sarbanes-Oxley and rules of the applicable stock exchange, including by appointing a majority of independent directors to our board of directors and ensuring we have a compensation committee and a nominating and corporate governance committee, each composed entirely of independent directors, subject to a permitted "phase-in" period.

Committees of Our Board of Directors

Upon the effectiveness of this Offering, our board of directors will only have an audit committee. Nasdaq permits a phase-in period of up to one year for an issuer registering securities in an initial public offering to meet the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee independence requirements, which we plan to use. Under the initial public offering phase-in period, only one member of each committee is required to satisfy the heightened independence requirements at the time our registration statement becomes effective, a majority of the members of each committee must satisfy the heightened independence requirements within 90 days following the effectiveness of our registration statement, and all members of each committee must satisfy the heightened independence requirements within one year from the effectiveness of our registration statement.

Audit Committee

Following the completion of this Offering and listing on NASDAQ, the Company will establish an audit committee, whose members will be Britt Ide, and Caryn Nightengale. Caryn Nightengale will serve as chairperson. Prior to NASDAQ listing, we will have a total of two independent directors as members of the audit committee. Our Board of Directors has determined that the proposed chairperson of the audit committee can read and understand and will ensure that each member seated in the future will be able to, read and understand fundamental financial statements and qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of NASDAQ. As a controlled company, we will remain subject to rules of Sarbanes-Oxley and NASDAQ that require us to have an audit committee composed entirely of independent directors, subject to certain "phase-in" provisions for newly public companies, which we plan to utilize. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on NASDAQ, at least two independent directors on our audit committee within 90 days of the listing date, and at least three independent directors on our audit committee within one year of the listing date.

Our audit committee will assist our Board of Directors with its oversight of the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; the design and implementation of our risk assessment and risk management. Among other things, our audit committee will be responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also will discuss with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, will initiate inquiries into certain aspects of our financial affairs. Our audit committee will be responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee will have direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Our audit committee will have sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Prior to the completion of this Offering and listing on NASDAQ, we will adopt a written audit committee charter.

Compensation Committee

Because we are a "controlled company" as of the completion of this Offering and listing on NASDAQ, we will not be required to, and do not intend to have a fully independent compensation committee as of the closing of this Offering. If and when we are no longer a "controlled company" within the meaning of NASDAQ's corporate governance standards, we will be required to establish a compensation committee. This committee would assist our Board of Directors with its oversight of the forms and amount of compensation for our executive officers (including officers reporting under Section 16 of the Exchange Act), the administration of our equity and non-equity incentive plans for employees and other service providers and certain other matters related to our compensation programs. Our compensation committee, among other responsibilities, will evaluate the performance of our Chief Executive Officer and, in consultation with him, will evaluate the performance of our other executive officers (including officers reporting under Section 16 of the Exchange Act).

Upon formation of a compensation committee, we would expect to adopt a compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and the applicable NASDAQ or market corporate governance standards.

Nominating and Corporate Governance Committee

Because we are a "controlled company" as of the completion of this Offering and listing on NASDAQ, we will not be required to, and do not currently expect to, have a nominating and corporate governance committee as of the closing of this Offering.

If and when we are no longer a "controlled company" within the meaning of NASDAQ's corporate governance standards, we will be required to establish a nominating and corporate governance committee. We anticipate that such a nominating and corporate governance committee would consist of three directors who will be "independent" under the rules of the SEC. This committee would identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan.

Upon formation of a nominating and corporate governance committee, we would expect to adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards

Code of Business Ethics and Conduct

Our Board of Directors has adopted a code of ethics and business conduct that applies to all of our directors, officers and employees, including our Chief Executive Officer, President, Chief Financial Officer and all other employees performing a similar function. We maintain a copy of our Code of Business Ethics and Conduct, including any amendments thereto and any waivers applicable to any of our director and officers, on our website at https://www.atlismotorvehicles.com/.

EXECUTIVE COMPENSATION

At the end of calendar year 2021, the executive compensation for the three executive officers and directors during 2021 is provided in the table below. Total Compensation for each individual consists of cash in form of a salary and, Other Compensation which primarily consists of stock options awarded to key employees as a condition of their board-approved compensation package.

Name	Capacities in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Mark Hanchett	Chief Executive Officer	$ 200,000	$ 90,536,166	$ 90,736,166
Annie Pratt	President	$ 200,000	$ 30,118,392	$ 30,318,392
Benoit le Bourgeois	VP, User Experience	$ 140,000	$ 343,941	$ 483,941

Total cumulative wages to all employees in 2021 were approximately $3,793,000.

2022 projections for the total executive compensation for the three current executive officers and directors is as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Mark Hanchett	Chief Executive Officer	$ 200,000	$ 25,200,000	$ 25,400,000
Annie Pratt	President	$ 200,000	$ 12,600,000	$ 12,800,000
Benoit le Bourgeois	VP, User Experience	$ 140,000	$ 396,354	$ 536,354

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information about the current beneficial ownership of the Company as of June 1, 2022.

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent Ownership of Class
Class D stock	Mark Hanchett	21,103,676	9,000,000 shares	74%
Class A stock options	Mark Hanchett	shares	11,175,000 options	56%
Class D stock	Annie Pratt	21,103,676	9,000,000 options	54%
Class A stock options	Annie Pratt	options	5,587,480 options	18%

Name and Address of Beneficial Owner	Class A Stock Options			Class D Stock		
	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent Ownership of Class	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent Ownership of Class
Mark Hanchett[1]	18,928,675	11,175,000	56%	18,928,675	11,175,000	72%
Annie Pratt[1]	6,234,195	5,587,480	18%	6,234,195	5,587,480	28%
All directors and officers as a group (two individuals)	25,162,870	16,762,480	74%	25,162,870	16,762,480	100%

There is no holder of Class A Common Stock who owns more than 10% of the Class A Common Stock.

[1]   Unless otherwise indicated, the business address of each of the individuals is 1828 N. Higley Rd. Suite 116 Mesa, AZ 85205.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Related Party Transactions

Voting control of the Company ~~following the Corporate Reorganization will continue to be~~is held by our Chief Executive Officer and President, who own collectively approximately 97% of the voting power of the Company because they currently own 100% of the shares of Class D stock, which carries 10 votes per share, giving them voting control of the Company. Because of this voting control, they will be in a position to significantly influence membership of our Board of Directors, as well as all other matters requiring stockholder approval. The interests of our Chief Executive Officer and President may differ from the interests of other stockholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of other officers and directors and other business decisions. The minority stockholders will have no way of overriding decisions made by our officers and directors.

Our officers and directors have the ability to control the Company and will have the ability to control all matters submitted to stockholders for approval, including, but not limited to:

- Election of the Board of Directors
- Removal of any Directors
- Amendments to the Company's Amended and Restated Charter or Bylaws;
- Adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination.

Our CEO will thus have control over the Company's management and affairs. Accordingly, this ownership may have the effect of impeding a merger, consolidation, takeover or other business combination, or discouraging a potential acquirer from making a tender offer.

Employment Agreements

The Company does not have currently have any employment agreements in place. The Company anticipates having executive employment agreements in place at the time of public listing.

Review, Approval and Ratification of Related Party Transactions

Given our small size and limited financial resources, we have not adopted formal policies and procedures for the review, approval or ratification of transactions, such as those described above, with our executive officer(s), director(s) and significant stockholders. We intend to establish formal policies and procedures in the future, once we have sufficient resources and have appointed additional directors, so that such transactions will be subject to the review, approval or ratification of our Board of Directors, or an appropriate committee thereof.

Conflict of Interest Policies

Our governing instruments do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction in which we have an interest or from conducting, for their own account, business activities of the type we conduct. However, we plan that our policies will be designed to eliminate or minimize potential conflicts of interest. A "conflict of interest" occurs when a director's, officer's or employee's private interest interferes in any way, or appears to interfere, with the interests of the Company as a whole. We plan to adopt a policy that discloses personal conflicts of interest. This policy will provide that any situation that involves, or may reasonably be expected to involve, a conflict of interest must be disclosed immediately to our directors and subsequently to our stockholders in our next semi-annual or annual report. These policies may not be successful in eliminating the influence of conflicts of interest. If they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

DESCRIPTION OF SECURITIES

General

The following summary of certain material provisions of our capital stock, including preferred securities, does not purport to be complete. You should refer to our amended certificate of incorporation (our "**Amended and Restated Charter**") and our Bylaws, which are included as exhibits to the Form 1A of which this Offering Circular is a part. The summary below is also qualified by reference to the applicable provisions of the Delaware General Corporation Law (the "**DGCL**").

~~Following the corporate reorganization described in this Offering Circular, our~~Our Amended and Restated Charter ~~will~~ authorizes the issuance of ~~501,000,000~~96,248,541 shares of capital stock, consisting of ~~(x) 500,000,000 authorized shares of common stock, including~~ (1) ~~400,000,000~~54,307,968 authorized shares of Class A Common Stock, (2) ~~100,000,000~~1 authorized share~~s~~ of Class B common stock and (~~y~~3) ~~1,000,000~~15,000 authorized shares of ~~preferred stock~~Class C common stock, and (4) 41,925,572 authorized shares of Class D common stock, par value $0.0001 per share. As of June 30,2022, there were 8,674,014 shares of Class A Common Stock outstanding; 30,535,045 Class A options outstanding; (b) 28,425,370 shares of Class D common stock outstanding; and (c) no shares of ~~preferred stock~~Class B common stock or Class C common stock outstanding.

Common Stock

~~Following our Corporate Reorganization, we will~~We have two classes of ~~authorized~~ common stock outstanding, Class A Common Stock and ~~Class B~~Class D common stock. The rights of the holders of Class A Common Stock and ~~Class B~~Class D common stock are identical, except with respect to voting and dividends.

Dividend Rights

~~Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the~~The holders of our Class A Common Stock will be entitled to receive such dividends and other distributions, if any, as may be declared from time to time by the Board of Directors in its discretion out of funds legally available therefor and shall share equally on a per share basis in such dividends and distributions. Holders of ~~Class B~~Class D common stock are not entitled to share in any such dividends or other distributions. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The Board of Directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, in the event that we enter into any debt agreements, our ability to declare dividends will be restricted.

Voting Rights

Holders of our Class A Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and holders of our ~~Class B~~Class D common stock are entitled to 10 votes for each share held on all matters submitted to a vote of stockholders. The holders of our Class A Common Stock and ~~Class B~~Class D common stock vote together as a single class, unless otherwise required by law. ~~Under our Amended and Restated Charter, approval of the holders of a majority of the outstanding shares of our Class B common stock is required to increase the number of authorized shares of our Class B common stock. In addition,~~ Delaware law could require either holders of our Class A Common Stock or our ~~Class B~~Class D common stock to vote separately as a single class in the following circumstances:

- if we were to seek to amend our Amended and Restated Charter to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

- if we were to seek to amend our Amended and Restated Charter in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Liquidation, Dissolution and Winding Up

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of Class A Common Stock will be entitled to receive an equal amount per share of all of the Company's assets of whatever kind available for distribution to stockholders, after the rights of the holders of any then-outstanding preferred stock have been satisfied and after payment or provision for payment of the debts and other liabilities of the Company. Holders of ~~Class B~~Class D common stock are not entitled to receive any portion of any such assets in respect of their shares of ~~Class B~~Class D common stock.

Preemptive or Other Rights

The Company's stockholders will have no preemptive or other subscription rights and there will be no sinking fund or redemption provisions applicable to our common stock.

~~**Preferred Stock**~~

~~Our Amended and Restated Charter will provide that shares of preferred stock may be issued from time to time in one or more series. The Board of Directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Board of Directors will be able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the common stock and could have anti-takeover effects. The ability of the Board of Directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of the Company or the removal of existing management.~~

Anti-Takeover Provisions of Delaware Law

The DGCL contains ~~Our Amended and Restated Charter, Bylaws, and the DGCL contain~~ provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the Board of Directors. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the members of the Board of Directors or taking other corporate actions, including effecting changes in our management. ~~For instance, the Board of Directors will be empowered to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death, or removal of a director in certain circumstances; and the Company's advance notice provisions in our Bylaws will require that stockholders must comply with certain procedures in order to nominate candidates to the Board of Directors or to propose matters to be acted upon at a stockholders' meeting.~~

The Company's authorized but unissued common stock ~~and preferred stock~~ will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock ~~and preferred stock~~ could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Certain Amended and Restated Charter Provisions

Dual Class Stock

As described above in "—*Common Stock—Voting Rights*," our amended and restated certificate of incorporation provides for a dual class common stock structure, which will provide our Co-Founders, individually or together, with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our Company or its assets.

Board Vacancies

Our Amended and Restated Charter and Bylaws will authorize only our Board of Directors to fill vacant directorships, including newly created seats. In addition, the number of directors constituting our Board of Directors will be permitted to be set only by a resolution adopted by a majority vote of our entire Board of Directors. These provisions would prevent a stockholder from increasing the size of our Board of Directors and then gaining control of our Board of Directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board of Directors and will promote continuity of management.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our Bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our Bylaws will also specify certain requirements regarding the form and content of a stockholder's notice. These provisions might preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our Company.

No Cumulative Voting

The Delaware General Corporate Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation's certificate of incorporation provides otherwise. Our Amended and Restated Charter will not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

Our Board of Directors will have the authority, without further action by our stockholders, to issue up to 1,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock would enable our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or other means.

Forum Selection

Our Amended and Restated Charter will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders;

- any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our Amended and Restated Charter or our Bylaws; or

- any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our Amended and Restated Charter will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

The choice of forum provisions summarized above are not intended to, and would not, apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or other claim for which the federal courts have exclusive jurisdiction. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Stockholders may be subject to increased costs to bring these claims, and the choice of forum provisions could have the effect of discouraging claims or limiting investors' ability to bring claims in a judicial forum that they find favorable.

Limitation of Liability and Indemnification Matters

Our Amended and Restated Charter will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

- for any breach of their duty of loyalty to us or our stockholders;

- for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

- for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

- for any transaction from which the director derived an improper personal benefit.

These provisions may be held not to be enforceable for violations under the federal securities laws of the United States.

Transfer Agent

The transfer agent for our Class A Common Stock is Equiniti Trust Company. We have agreed to indemnify Equiniti Trust Company in its role as transfer agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Following the listing of our shares of Class A Common Stock on NASDAQ, American Stock Transfer & Trust Company, LLC will become our transfer agent.

Listing

We have ~~applied~~ been authorized to list our shares of Class A Common Stock on NASDAQ under the symbol "**AMV**".

Corporate Reorganization

Following completion of this offering and the Company's listing on NASDAQ, the Company may elect to undergo a corporate reorganization, pursuant to which the Company would merge with and into a newly formed wholly owned subsidiary. If completed, following the merger, the Company's shareholders at that time would own the same assets in the same proportions as before the merger. The Company's wholly owned subsidiary would succeed to all the properties, assets, and liabilities of the Company and would have the same officers and directors as the Company. An investment in the Company following the corporate reorganization, if completed, would be the same in all material respects as a current investment in the Company except that the reorganized company (i) would adopt a charter and bylaws with the latest features appropriate for a public company, and (ii) would have a number of authorized shares intended to facilitate the Company's long-term capital raising needs.

This description of a possible corporate reorganization is not an offer to sell, a solicitation to buy, or an offer to purchase or sell any securities and is subject to change. Completion of a corporate reorganization in the future, if any, would be subject to a number of conditions including receipt of shareholder approval and compliance with applicable Delaware and U.S. federal law.

SHARES ELIGIBLE FOR FUTURE SALE

Before this Offering, there has not been a public market for shares of our Common Stock. Future sales of substantial amounts of shares of our Common Stock, including shares issued upon the exercise of outstanding options, in the public market after this Offering, or the possibility of these sales occurring, could cause the prevailing market price for our Common Stock to fall or impair out ability to raise equity capital in the future.

After this Offering ~~and the Corporate Reorganization~~, we ~~will~~ expect to have outstanding ~~76,547,568~~38,143,999 shares of our Common Stock, assuming that 1,852,345 shares consisting of 941,435 shares issued at a weighted average share price of $15.88 (818,639 shares at $15.88 plus 122,796 bonus shares awarded at $0.00), and 910,910 shares issued at a weighted average share price of $27.50 (763,637 shares at $27.50 plus 147,273 bonus shares awarded at $0.00) are sold in the Offering and no exercise of outstanding options. The shares that we are selling in this Offering and any shares that we have sold under Regulation A in the past may be resold in the public market immediately following the listing of our shares for trading on NASDAQ.

The ~~137,436,613~~5,359,750 shares of Class A Common Stock that were not offered and sold in this Offering are~~as well as shares issuable upon the exercise of our stock options will be upon issuance,~~ "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our Common Stock for at least twelve months, in the event we are a reporting company under Regulation A, or at least six months, in the event we have been a reporting company under the Exchange Act for at least 90 days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the 90 days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

- 1% of the number of shares of our Common Stock then outstanding; or

- the average weekly trading volume of our Common Stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this Offering Circular before selling shares pursuant to Rule 701.

~~**Lock-Up Agreements**~~

~~We and our officers, directors, and more than 5% stockholders have agreed, or will agree, subject to certain exceptions, that we and they will not, directly or indirectly, during the period ending 180 days after the date that our Common Stock begins trading on NASDAQ:~~

- ~~offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Common Stock or any securities convertible into or exchangeable or exercisable for the Common Stock, whether now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition; or~~

- ~~enter into any swap or any other agreement or any transaction that transfers, in whole or in part, the economic consequence of ownership of the Common Stock, whether any such swap or transaction is to be settled by delivery of the Common Stock or other securities, in cash or otherwise.~~

ADDITIONAL INFORMATION ABOUT THE OFFERING

Investment Limitations

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than ten percent (10%) of the greater of your annual income or net worth (please see below on how to calculate your net worth). Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Because this is a Tier 2, Regulation A offering, most investors must comply with the ten percent (10%) limitation on investment in the Offering. The only investor in this Offering exempt from this limitation is an "*accredited investor*" as defined under Rule 501 of Regulation D under the Securities Act (an "**Accredited Investor**"). If you meet one of the following tests you should qualify as an Accredited Investor:

i.   You are a natural person who has had individual income in excess of $200,000 in each of the two (2) most recent years, or joint income with your spouse in excess of $300,000 in each of these years, and have a reasonable expectation of reaching the same income level in the current year;

ii.   You are a natural person and your individual net worth, or joint net worth with your spouse, exceeds $1,000,000 at the time you purchase Shares (please see below on how to calculate your net worth);

iii.   You are an executive officer or general partner of the issuer or a manager or executive officer of the general partner of the issuer;

iv.   You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended, or the Code, a corporation, a Massachusetts or similar business trust or a partnership, not formed for the specific purpose of acquiring the Shares, with total assets in excess of $5,000,000;

v.   You are a bank or a savings and loan association or other institution as defined in the Securities Act, a broker or dealer registered pursuant to Section 15 of the Exchange Act, an insurance company as defined by the Securities Act, an investment company registered under the Investment Company Act of 1940 (the "Investment Company Act"), or a business development company as defined in that act, any Small Business Investment Company licensed by the Small Business Investment Act of 1958 or a private business development company as defined in the Investment Advisers Act of 1940;

vi.   You are an entity (including an Individual Retirement Account trust) in which each equity owner is an accredited investor;

vii.   You are a trust with total assets in excess of $5,000,000, your purchase of Shares is directed by a person who either alone or with his purchaser representative(s) (as defined in Regulation D promulgated under the Securities Act) has such knowledge and experience in financial and business matters that he is capable of evaluating the merits and risks of the prospective investment, and you were not formed for the specific purpose of investing in the Shares; or

viii.   You are a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has assets in excess of $5,000,000.

OFFERING PERIOD AND EXPIRATION DATE

This Offering will start on or immediately prior to the date on which the SEC initially qualifies this Offering Statement (the "**Qualification Date**") and will terminate on the Termination Date (the "**Offering Period**").

Procedures for Subscribing

If you decide to subscribe for our Class A Common Stock shares in this Offering, you should:

1. Electronically receive, review, execute and deliver to us a subscription agreement; and

2. Deliver funds directly by wire or electronic funds transfer via ACH to the Company's bank account designated in the Company's subscription agreement.

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. We shall only deliver such subscription agreement upon request after a potential investor has had ample opportunity to review this Offering Circular.

Right to Reject Subscriptions

After we receive your complete, executed subscription agreement and the funds required under the subscription agreement have been transferred to our designated account, we have the right to review and accept or reject your subscription in whole or in part, for any reason or for no reason. We will return all monies from rejected subscriptions immediately to you, without interest or deduction.

Acceptance of Subscriptions

Upon our acceptance of a subscription agreement, we will countersign the subscription agreement and issue the shares subscribed at closing. Once you submit the subscription agreement and it is accepted, you may not revoke or change your subscription or request your subscription funds. All accepted subscription agreements are irrevocable.

Under Rule 251 of Regulation A, non-accredited, non-natural investors are subject to the investment limitation and may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser's revenue or net assets (as of the purchaser's most recent fiscal year end). A non-accredited, natural person may only invest funds which do not exceed ten percent (10%) of the greater of the purchaser's annual income or net worth (please see below on how to calculate your net worth).

NOTE: For the purposes of calculating your net worth, it is defined as the difference between total assets and total liabilities. This calculation must exclude the value of your primary residence and may exclude any indebtedness secured by your primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Shares.

In order to purchase our Class A Common Stock shares and prior to the acceptance of any funds from an investor, an investor will be required to represent, to the Company's satisfaction, that he is either an accredited investor or is in compliance with the ten percent (10%) of net worth or annual income limitation on investment in this Offering.

EXPERTS

The financial statements of Atlis Motor Vehicles, Inc. appearing elsewhere in this Offering Circular have been audited by Prager Metis CPAs LLP, an independent registered public accounting firm, as stated in their report appearing therein (which report expresses an unqualified opinion and includes an explanatory paragraph as to the Company's ability to continue as a going concern). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Winston & Strawn LLP was retained by Atlis Motor Vehicles, Inc. as counsel in connection with the 910,910 shares of Class A Common Stock issued under the Offering Circular as well as in connection with the Company's ~~Corporate Reorganization and~~ public listing on NASDAQ. Winston & Strawn LLP has filed, as ~~Exhibit 5.1~~ an exhibit to this Offering Circular, a legal opinion covering the legality of the 910,910 shares of Class A Common Stock issued under the Offering Circular and updated this Experts section to reflect the same.

WCAZ Law, PLLC was retained by Atlis Motor Vehicles, Inc. as counsel in connection with the 818,639 shares of Class A Common Stock, including an additional 122,796 bonus shares of Class A Common Stock, issued pursuant to the Post-Effective Amendment No. 3 to Form 1-A POS, dated May 4, 2022.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Regulation A Offering Statement on Form 1-A under the Securities Act of 1993, as amended, with respect to the shares of Class A Common Stock offered hereby. This Offering Circular, which constitutes a part of the Offering Statement, does not contain all of the information set forth in the Offering Statement or the exhibits and schedules filed therewith. For further information about us and the Class A Common Stock offered hereby, we refer you to the Offering Statement and the exhibits and schedules filed therewith. Statements contained in this Offering Circular regarding the contents of any contract or other document that is filed as an exhibit to the Offering Statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the Offering Statement. Upon the completion of this Offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934. You may read and copy this information at the SEC's Public Reference Room, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, including us, that file electronically with the SEC. The address of this site is *www.sec.gov*.

ATLIS MOTOR VEHICLES, INC.

INDEPENDENT AUDITORS' REPORT

ATLIS MOTOR VEHICLES, INC.

Audited Financial Statements For The Years Ended December 31, 2021 and 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Atlis Motor Vehicles Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Atlis Motor Vehicles Inc. (the Company) as of December 31, 2021 and 2020, and the related statements of operations, stockholders' deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December, 2021, in conformity with accounting principles generally accepted in the United States.

Change in Accounting Principle

As discussed in Note 1 to the financial statements, the Company elected to change its method of accounting for stock awards to its employees.

Going Concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, as of December 31, 2021, the Company had recurring losses from operations and an accumulated deficit. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Prager Metis CPAs, LLP

We have served as the Company's auditor since 2020.

El Segundo, California

May 13, 2022

Atlis Motor Vehicles Inc.
Balance Sheet
December 31, 2021 and 2020

		2021		2020 [As Adjusted]
ASSETS				
Current Assets				
Cash	$	3,146,134	$	42,994
Prepaid Expenses		290,265		1,843
Other Receivables		342		3,280
TOTAL CURRENT ASSETS		3,436,741		48,117
Fixed Assets, Net		980,028		49,810
Intangibles , Net		11,074		-
Other Assets				
Security Deposits		90,222		87,678
Vendor Deposits		96,164		58,312
TOTAL OTHER ASSETS		186,386		145,990
TOTAL ASSETS	**$**	**4,614,229**	**$**	**243,917**

The accompanying notes are an integral part of these financial statements

		2021		2020 [As Adjusted]
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)				
Current Liabilities				
Accounts Payable	$	65,902	$	122,787
Accrued Expenses		166,684		96,558
Payroll Tax Liabilities		56,728		613,326
Paycheck Protection Program Loan		397,309		92,931
Deferred Rent – Current Portion		22,412		12,006
TOTAL CURRENT LIABILITIES		709,035		937,608
Other Liabilities				
Deferred Rent		103,633		126,045
TOTAL LIABILITIES		812,668		1,063,653
Stockholders' Equity (Deficit)				
Class B stock, par value $0.0001; 1 authorized; 0 issued and outstanding as of December 31, 2021		-		-
Class C stock, par value $0.0001; 15,000 authorized; 5,000 issued and outstanding as of December 31, 2021		1		-
Class D stock, par value $0.0001; 41,925,572 authorized; 25,725,370 issued and outstanding as of December 31, 2021		2,573		-
Class A Common Stock, par value $0.0001; 54,307,968 authorized; 6,854,576 issued and outstanding as of December 31, 2021: 14,845,067 shares issued and outstanding as of December 31, 2020		684		1,485
Additional Paid-in Capital		151,733,673		13,378,066
Accumulated Deficit		(147,935,370)		(14,199,288)
TOTAL STOCKHOLDERS' EQUITY (DEFICIT)	$	3,801,561	$	(819,737)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$	4,614,229	$	243,916

The accompanying notes are an integral part of these financial statements

Atlis Motor Vehicles Inc.

Statement of Operations
For the Years Ended December 31, 2021 and 2020

		2021		2020 [As Adjusted]
Revenue	$	-	$	-
Operating Expense				
Employee Stock Based Compensation		123,245,040		7,304,600
Salaries and Employee Benefits		3,792,812		2,396,903
Legal and Professional		767,276		347,802
General and Administrative		576,753		150,025
Research and Development		1,655,365		574,483
Advertising		2,677,641		397,181
Payroll Taxes		420,439		147,511
Depreciation and Amortization		89,053		6,317
Rent		457,245		325,907
Total Operating Expenses		133,681,624		11,650,729
Loss from Operations		(133,681,624)		(11,650,729)
Other Expenses				
Interest Expense		-		291
Other Income (Expense)		54,458		13,192
Total Other Expenses		54,458		13,483
Net Loss	$	(133,736,082)	$	(11,664,212)

The accompanying notes are an integral part of these financial statements

Atlis Motor Vehicles Inc.
Statement of Cash Flows
For the Years Ended December 31, 2021 and 2020

		2021		2020 [As Adjusted]
Cash Flows From Operating Activities				
Net Loss	$	(133,736,082)	$	(11,664,212)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and Amortization Expense		89,053		6,317
Stock based compensation		123,245,040		7,304,600
Shares issued for services		186,375		80,394
Forgiveness of Paycheck Protection Program Loan		(92,931)		-
Change in accounting policy impact		-		(195,638)
Write-off of Shareholder Receivable for services		-		(1,000)
Changes in operating assets and liabilities				
Change in Prepaid Expenses		(288,422)		(1,843)
Change in Other Receivables		2,938		(2,280)
Change in Accounts Payable		(56,885)		122,788
Change in Accrued Expenses		70,126		94,552
Change in Payroll Liabilities		(554,830)		779,485
Change in Deferred Rent		(12,007)		138,051
Net Cash Flows Used In Operating Activities		(11,147,625)		(3,338,786)
Cash From Investing Activities				
Purchase of Fixed Assets		(1,018,788)		(43,739)
Intangibles - Patent		(11,555)		-
Purchase of Security Deposits		(2,544)		(87,677)
Purchase of Vendor Deposits		(37,852)		(58,314)
Net Cash Flows Used In Investing Activities		(1,070,739)		(189,730)
Cash From Financing Activities				
Proceeds from Paycheck Protection Program Loan		397,309		92,931
Proceeds from Stock Issuance		14,924,196		3,491,734
Repayment of Loans Payable		-		(18,220)
Net Cash Flows From Financing Activities		15,321,505		3,566,445
Net Increase in Cash		3,103,141		37,931
Cash at Beginning of the Period		42,993		5,064
Cash at the End of Period	$	3,146,134	$	42,993
Supplemental Disclosure of Cash Flow Information				
Cash paid during the year for:				
Interest	$	-	$	291
Income Taxes	$	800	$	12,633

The accompanying notes are an integral part of these financial statements


Atlis Motor Vehicles Inc.
Statement of Changes in Stockholders' Deficit
For the Years Ended December 31, 2021 and 2020


	Common Stock						Additional Paid-in Capital	Accumulated Deficit	Total
	Class A		Class C		Class D				
	Number	Amount	Number	Amount	Number	Amount			
Balance December 31, 2019 (as previously reported)	14,183,208	$ 1,418					$ 7,155,345	$ (7,384,714)	$ (227,951)
Change in Accounting Policy (Note 1)							(4,654,000)	4,849,638	195,638
Balance December 31, 2019 (as adjusted)	14,183,208	$ 1,418	- $	-	- $	-	$ 2,501,345	$ (2,535,076)	$ (32,313)
Net Loss -2020								(11,664,212)	(11,664,212)
Shares issued for services	70,100	7					80,387		80,394
Common Stock issued	591,759	59	-	-	-	-	3,491,735		3,491,794
Stock based compensation							7,304,600		7,304,600
Balance - December 31, 2020	**14,845,067**	**$ 1,484**	**- $**	**-**	**- $**	**- $**	**13,378,066**	**$ (14,199,288)**	**$ (819,738)**
Net Loss 2021								(133,736,082)	(133,736,082)
Common Stock issued	1,977,009	197					14,924,196		14,924,393
Series D Stock issued					25,725,370	2,573	-		2,573
Shares issued for services and rent guarantees	32,500	3	5,000	1			186,371		186,375
Founder Class A shares relinquished	(10,000,000)	(1,000)							(1,000)
Stock based compensation expense: employees							122,676,612		122,676,612
Stock based compensation expense: non-employees							568,428		568,428
Balance - December 31, 2021	**6,854,576**	**$ 684**	**5,000**	**$ 1**	**25,725,370**	**$ 2,573**	**$ 151,733,673**	**$ (147,935,370)**	**$ 3,801,561**


The accompanying notes are an integral part of these financial statements


Note 1 – Organization and Basis of Presentation

Organization

Atlis Motor Vehicles Inc. ("the Company" or Atlis), based in Arizona, was incorporated in 2016. Atlis is a mobility technology company developing products that will power work. Atlis is building an electric vehicle technology platform for heavy and light duty work trucks used in the agriculture, service, utility, and construction industries. To meet the towing and payload capabilities of legacy diesel-powered vehicles, Atlis is developing proprietary battery technology and a modular system architecture capable of scaling to meet the specific needs of the all-electric vehicle.

Going Concern

The accompanying financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

The Company had an accumulated deficit of $147,935,370 as of December 31, 2021. The Company also had a net loss of $133,736,082 for the year ended December 31, 2021.

On February 11, 2021, the Company received $397,309 in the form of a loan from the Paycheck Protection Program, (see Note 7). The Company also raised an additional $14,924,196 and $3,491,734 from the sale of common stock in 2021 and 2020, respectively. The Company continues to raise capital through stock sales and investment campaigns. The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis.

These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's management is addressing this risk by pursuing all available options for funding which includes seeking private investments as well as potentially going public. Our success depends on achieving our strategic and financial objectives. Atlis has spent the past few years developing technology that will electrify work. In 2021, we delivered on our commitment to build and prove out our superior battery technology and to successfully deliver the XT pickup truck prototype. In 2022, we plan to become revenue generating and to secure sufficient funding to execute on our operational milestones. The company will continue to leverage Regulation A+ crowdfunding campaigns to fund operations until significant capitalization occurs.

Change in Accounting Policy

The Company previously valued stock awards to employees based on a fair market value that was derived from recent arm's length transactions involving the sale of stock at the time shares were awarded. The Company changed its accounting policy during 2021 to value stock awards based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability ("appraisal method"). The same method was used to value awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method. Adjustments for previously issued financial statements for the year 2020 have been revised to present the new accounting policy of applying the appraisal method. The impact for the year 2019 was recorded as a prior period adjustment in the year of 2020.

| Balance Sheet | December 31, 2020 | | |
	As previously reported	Impact of change	As Adjusted
Payroll tax liabilities	$ 1,376,371	$ (763,045)	$ 613,326
Additional Paid-in Capital	29,769,072	(16,391,006)	13,378,066
Accumulated Deficit	(31,353,337)	17,154,049	(14,199,288)

| Statement of Operations | December 31, 2020 | | |
	As previously reported	Impact of change	As Adjusted
Employee Stock Based Compensation	18,706,075	$ (11,401,475)	$ 7,304,600
Payroll Taxes	714,917	(567,406)	147,511
Legal and professional	683,332	(335,530)	347,802
Net Loss	(23,968,623)	12,304,411	(11,664,212)

COVID-19

We have experienced challenges to our business arising from the COVID-19 pandemic and related governmental directives, and we expect to continue facing these challenges for the foreseeable future. COVID-19 crisis has caused and may continue to cause disruptions to our supply chain, including our access to critical raw materials and components, many of which require substantial lead time, or cause a substantial increase in the price of those items. The impact of the COVID-19 pandemic continues to evolve and its ultimate duration, severity and disruption to our business, customers and supply chain, and the related financial impact to us, cannot be accurately forecasted at this time. Should such disruption continue for an extended period, the adverse effect on our business, results of operations, financial condition and/or cash flows could be more severe than previously anticipated.

Basis of Presentation

The Company's financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP), which requires us to make estimates based on assumptions about current, and for some estimates, future economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our estimates contemplate current and expected future conditions, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, our financial position and cash flows.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States, or GAAP, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, as well as reported amounts of expenses during the reporting period. The Company's most significant estimates and judgments involve valuation of the Company's stock-based compensation, including the fair value of common stock. Management bases its estimates on historical experience and on other assumptions believed to be reasonable. Actual results may differ from those estimates.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. During the year ended December 31, 2021 and 2020, the Company did not have any cash equivalent balances.

The Company's cash accounts are held at a high-credit-quality financial institution and are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to $250,000. From time-to-time, the Company's bank balances exceed the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institution in which it holds deposits.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification, or ASC 606, the core principle of which is that an entity should recognize revenue to reflect the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. The Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company's is not currently in production and therefore does not have any revenue as of December 31, 2021 and 2020.

Fair Value of Financial Instruments

The Company accounts for assets and liabilities measured at fair value on a recurring basis in accordance with ASC Topic 820, Fair Value Measurements and Disclosures, or ASC 820. ASC 820 establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements, establishes a framework for measuring fair value, and expands disclosure about such fair value measurements.

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, ASC 820 requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1:   Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2:   Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3:   Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

Additional Disclosures Regarding Fair Value Measurements

The carrying value of cash, accounts payable, and accrued expenses approximate their fair value due to the short-term maturity of these items.

Advertising

The Company uses media networks, including, but not limited to online and social media platforms to build excitement and awareness for the product and brand. In addition, advertising is a primary driver for our Regulation A funding campaigns. Advertising costs for years ended December 31, 2021 and 2020 were $2,677,641 and $397,181 respectively.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

Property and Equipment

Property and equipment are recorded at cost and are depreciated on a straight-line basis over their estimated useful lives of five years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. The Company has a capitalization policy of $2,500. All individual asset purchases over $2,500 are capitalized.

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Research and Development Expenses

Research and development costs are charged to operations when incurred and are included in the operating expenses. The amounts for the years ending December 31, 2021 and 2020 are $1,655,365 and $574,483 respectively.

Common Stock

The total number of shares of stock which the Company shall have authority to issue is 96,248,541 shares of Common Stock at $0.0001 par value per share.

The Company is authorized to issue: 54,307,968 shares of Class A Common Stock, one share of Class B Common Stock, 15,000 shares of Class C Common Stock and 41,925,572 shares of Class D Stock.

The Class A Common Stock entitles its holders to one vote per share on matters submitted for stockholder action. As of the date of this Notice, there are 6,854,576 shares of Class A Common Stock outstanding and 46,123,737 options for shares of Class A Common Stock.

The Class B Common Stock is nonvoting stock. The share of Class B Common Stock authorized for issuance is not issued and outstanding.

The Class C Common Stock entitles its holder to one vote per share on matters submitted for stockholder action. The holder of a majority of the Class C Common Stock is entitled to elect a director to the Board. In the event of a voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of shares of Class C Common Stock are entitled to receive a per share cash amount equal to $8.24 before any payment is made to the holders of other classes of capital stock. Upon a sale or transfer of Class C Common Stock, the sold or transferred shares shall be converted into an identical number of shares of Class A Common Stock.

In 2021, the Company issued Class D shares of Common Stock. The Class D Stock entitles its holders to 10 votes per share on matters submitted for stockholder action. The shares of Class D Stock are not entitled to receive any dividends or any distribution on a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Class D shares are not convertible, are deemed to have no economic value, and upon a holder's cessation of service to the Company, such holder shall, on the one-year anniversary of such cessation, surrender to the Company for no consideration all shares of Class D Stock owned by such holder.

The breakdown of common stock outstanding by class is as follows:

| | Voting rights | Shares outstanding as of December 31, | |
		2021	2020
Class A	1 vote per share	6,854,576	14,845,067
Class C	No vote	5,000	-
Class D	10 votes per share	25,725,370	-
		32,584,946	**14,845,067**

Share-Based Compensation – Stock Options

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (ASC 718), Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is considered to be the vesting period if service period is not defined.

On Aug 24, 2021, the Company modified its share-based employee compensation to options-based compensation. In order to ensure consistency across all current and former employees, the Company offered all current and former employees with existing stock grants the option to relinquish their Atlis shares for Atlis options at an average ratio of 6.64 options for every share relinquished. This expense was determined by applying the Black-Scholes model on the third-party appraisal value of the underlying share price for each stock as of August 24, 2021.

Common Stock Awards – Non Employees

The Company granted common stock awards to non-employees in exchange for services provided. We determine the fair value of the stock-based compensation awards granted to non-employees as either the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of the equity instruments issued is used, it is measured using the stock price and other measurement assumptions as of the earlier of either of (i) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached, or (ii) the date at which the counterparty's performance is complete. The share-based payments related to common stock awards for the settlement of services provided by non-employees is recorded on the statement of operations in the same manner and charged to the same account as if such settlements had been made in cash. The Company granted non-employees 32,500 shares of common stock at an appraisal value of $186,370 during 2021 and 70,100 shares of common stock at an appraisal value of $80,387 during 2020.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update, or ASU, 2019-12, *Simplifying the Accounting for Income Taxes* which amends ASC 740 *Income Taxes*, or ASC 740. This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This guidance will be effective for fiscal years beginning after December 15, 2021 including the interim periods within those fiscal years. Under these provisions, all lessees will report a right-of-use asset and a liability for the obligation to make payments for all leases with the exception of those leases with a term of 12 months or less. All other leases will fall into one of two categories: (i) Financing leases, similar to capital leases, which will require the recognition of an asset and liability, measured at the present value of the lease payments and (ii) Operating leases which will require the recognition of an asset and liability measured at the present value of the lease payments. The Company will adopt this standard on January 1, 2022 and recognize assets and liabilities arising from any leases that meet the requirements under this standard on the adoption date and included qualitative and quantitative disclosures in the Company's notes to the consolidated financial statements.

Note 3 – Property and Equipment

Assets

	December 31, 2021	December 31, 2020
Office Equipment	$ 28,414	$ 28,414
Furniture and Fixtures	35,553	-
Leasehold Improvements	129,860	-
Tools and Plant Equipment	829,899	35,972
Vehicles	59,449	-
	$ 1,083,175	$ 64,386
Accumulated Depreciation	103,147	14,576
Net Fixed Assets	$ 980,028	$ 49,810

Atlis recorded depreciation and amortization expense related to property and equipment in the amount of $89,053 in 2021 and $6,317 in 2020.

In accordance with ASC 360-10, the Company evaluated its long-lived assets for potential impairment. We determined that a potential triggering event occurred due to ongoing losses. The company also determined the asset group has not experienced an impairment given that the assets were recently purchased and the estimated useful life of these assets was not impacted.

Note 4 – Intangible Assets

Assets

	December 31, 2021	December 31, 2020
Patents	$ 11,555	$ -
Accumulated Amortization	$ 481	$ -
Net Intangible Assets	$ 11,074	$ -

Atlis recorded amortization expense related to the issuance of a patent number 11.069.945 on July 20, 2021. Amortization of patents is over ten-year period. The amortization amount for 2021 was $481. Patent expense for patents in process are recorded to Prepaid Assets.

Note 5 – Related Party Transactions

Atlis follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. We evaluated our transactions and did not identify any significant related party transactions as of December 31, 2021 and 2020. The note payable to Mark Hanchett at December 31, 2019 was repaid in full on January 15, 2020.

Note 6 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company recorded the valuation allowance due to the uncertainty of future realization of federal and state net operating loss carryforwards.

The deferred income tax assets are comprised of the following as of December 31, 2021 and 2020:

	2021	2020
Deferred income tax assets:	$ 34,912,200	$ 5,638,610
Valuation allowance	(34,912,200)	(5,638,610)
Net total	$ -	$ -

At December 31, 2021, the Company had net operating loss carryforwards of approximately $148,000,000 and net operating loss carryforwards through 2037. The current year's net operating loss will carryforward indefinitely.

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 ("Tax Act") was enacted into law which significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss ("NOL") carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

The current income tax benefit of approximately $34,912,200 was generated for the year ended December 31, 2021 was offset by an equal increase in the valuation allowance. The valuation allowance was increased due to uncertainties as to the Company's ability to generate sufficient taxable income to utilize the net operating loss carryforwards which is the only significant component of deferred taxes.

Reconciliation between the statutory rate and the effective tax rate is as follows as of December 31, 2021 and 2020:

	2021	**2020**
Effective Tax Rate Reconciliation:		
Federal statutory tax rate	21%	21%
State taxes, net of federal benefit	0%	0%
Change in valuation allowance	(21%)	(21%)
Effective Tax Rate	0%	0%

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of December 31, 2021 and 2020 the Company has no unrecognized uncertain tax positions, including interest and penalties.

The Company's federal income tax returns for tax years ended December 31, 2018 and beyond remain subject to examination by the Internal Revenue Service. The returns for Arizona, the Company's most significant state tax jurisdiction, remain subject to examination by the Arizona Department of Revenue for tax years ended December 31, 2017 and beyond.

Note 7 – Paycheck Protection Program Loan

On February 11, 2021, Atlis was granted a loan from Washington Federal Bank, in the aggregate amount of $397,309, pursuant to the Paycheck Protection Program ("PPP"). The was granted under the provisions of the second offering of PPP loans by the Small Business Association. The loan, which was in the form of a Note dated February 11, 2021, issued to Atlis, matures February 11, 2026 and bears interest at a rate of 1.0% annually. The Note may be prepaid by the Borrower at any time prior to the maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debit obligations incurred before February 15, 2020. Atlis has used the entire loan amount for qualifying expenses. Subsequently, this PPP note was fully forgiven on April 13, 2022.

On April 30, 2020, Atlis was granted a loan from Washington Federal Bank, in the aggregate amount of $92,931, pursuant to the Paycheck Protection Program ("PPP") under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. This PPP note was fully forgiven on July 12, 2021.

Note 8 – Commitments and Contingencies

Lease Obligations and Deferred Rent

Atlis entered into a lease agreement on February 12, 2020 with Majestic Mesa Partners to lease the building located at 1828 North Higley Road in Mesa, Arizona. The Lease term is five years and three months, commencing on April 1, 2020. The lease has graduated payments resulting in Deferred Rent being recorded in the financial statements. The lease terms are as follows:

Lease Term	Base Rent per Month
Lease Months 1 through 7	$14,133.24
Lease Months 8 through 12	$28,266.48
Lease Months 13 through 24	$29,114.47
Lease Months 25 through 36	$29,987.91
Lease Months 37 through 48	$30,887.55
Lease Months 49 through 60	$31,814.17
Lease Months 61 through 63	$32,768.60

The Company paid $84,799 to Majestic Mesa as a security deposit on the lease of the property.

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, are any material legal proceeding threatened against us. From time to time, we may be a party to certain legal or regulatory proceedings in the ordinary course of business. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, we do not expect that any such future proceedings will have a material effect upon our financial condition or results of operations.

Vendor Deposits

Atlis paid $58,312 to Salt River Project (SRP), the Arizona utility company, as a refundable deposit for engineering services for implementation of additional electricity capacity to facilitate the development of Atlis 1.5MW AMV charging capabilities. The Company expects this construction project to begin in 2022.

In 2021, Atlis paid deposits to vendors for new equipment purchases in the amount of $37,853 which was received in 2022.

Payroll Taxes Payable

The Company has payroll tax obligations of $56,729 and $613,326 as of December 31, 2021 and 2020. The Company has recorded a payroll tax liability and expense for the Employee Stock Awards granted in 2021 and 2020 in the amount of $49,860 and $567,406. Atlis is current on its 2021 payroll tax liability obligations and has a credit for overpayment of state income tax withholding to Arizona in the amount of $5,765.

	2021	**2020**
Federal Payroll Taxes – Excluding Employee Stock Awards	$ 12,489	$ 510,063
Federal Payroll Taxes – Employee Stock Awards	48,905	-
State Payroll Taxes	(4,665)	103,263
Total Payroll Taxes Payable	$ 56,729	$ 613,326

Contingencies

There are no contingencies recorded on the Company's balance sheet as of December 31, 2021 and as of December 31, 2020.

Note 9 – Stockholders' Equity (Deficit)

The Company accounts for stock-based compensation in accordance with ASC Topic 718 (ASC 718), Compensation-Stock Compensation. Under the fair value recognition provisions, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is considered to be the vesting period if service period is not defined.

Prior to and up until 3Q 2021, the Company awarded employees grants in common stock as part of employee compensation, which typically vested over 4 years. Upon vesting, the company recorded employee stock compensation to additional paid-in-capital as the shares were vested but not issued. The share value was calculated based on the most recent funding event. Subsequently, the Company changed its accounting policy to value company shares based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability. The same method was applied retrospectively to value stock grant awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method.

On August 24, 2021, the Company offered employees the option to convert their vested stock grants into stock options at weighted average conversion ratio of approximately 6.64 options for every share grant. A condition of the conversion was the relinquishment of all prior awarded stock through the August 24, 2021 conversion date. Although not all, a majority of former and current employees at the time elected to convert their shares to options. The Company accounted for this transaction as a modification as per ASC 718, which resulted in the Company recording $114,579,500 of incremental compensation expense during Fiscal year 2021. The originally vested stock grants were unissued as of the modification date with the exception of 10,000,000 Class A shares held by Mark Hanchett, who subsequently relinquished these on August 24, 2021.

On August 24,2021, the Company issued 25,725,370 Class D stock to the CEO and the President.

Between August 24, 2021 and December 31, 2021, Atlis awarded 578,400 options to new employees, non-employees and to our Director of Board.

We use the *Black-Scholes* option-pricing method for valuing stock option awards. Calculating the fair value of stock option awards requires the input of subjective assumptions. Other reasonable assumptions could provide differing results. The fair value of stock options at the grant date was determined using the following assumptions as of December 31, 2021.

Black-Scholes Valuation Assumptions	Fiscal Year Ended December 31, 2021
Expected average life (in years)	7.0
Expected volatility	73.56%
Risk-free interest rates	0.06%
Expected dividend yield	0%

Compensation expense was determined by applying the Black-Scholes model on the appraised value of the underlying share price for each stock on the grant date.

STOCK-BASED COMPENSATION ACTIVITY

	Options Shares	Weighted average exercise price	Weighted average contractual term (in years)	RSUs* Shares	Weighted average grant date fair value
Outstanding at January 1, 2021	- $	-		3,723,841 $	2.79
Granted	45,614,206	7.00	7	2,365,388	3.25
Exercised	-	-		-	-
Modified to Options				5,209,672	7.00
Forfeited	467,137	7.00		-	-
Expired	-	-		-	-
Outstanding at December 31, 2021	45,417,069 $	7.00	7	1,344,657	-
Exercisable at December 31, 2021	27,375,248 $	7.00	6.33**	-	-

* Class D stock are not included as they have no economic value

** Weighted average contractual term for exercisable stock is the remaining life of the contract term

Note 10 – Subsequent Events

The Company received cash inflows from the stock sales via campaigns and private investors. The current stock campaign via crowd funding is through Fund America. The Company has raised $6,657,066 from January 1, 2022 through May 12,2022 and has issued 492,386 shares of common stock during this period.

Management has evaluated events subsequent to the balance sheet date through May 13, 2022, the date in which the financial statements were available to be issued. It has concluded that there are no additional effects that provide additional evidence about conditions that existed at the balance sheet date that would require recognition in the financial statements or related note disclosures in accordance with FASB ASC 855 Subsequent Events.

Atlis Motor Vehicles, Inc.

**Condensed Interim Financial Statements as of March 31, 2022
and for the three-month periods ended March 31, 2022 and 2021,
and Independent Accountant's Review Report**

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders and Board of Directors of Atlis Motor Vehicles, Inc.
Mesa, Arizona

We have reviewed the accompanying financial statements of Atlis Motor Vehicles, Inc., which comprise the balance sheet as of March 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the three-month periods ended March 31, 2022 and 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Atlis Motor Vehicles, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

/s/ Prager Metis CPAs, LLP

El Segundo, CA

August 1, 2022

ATLIS Motor Vehicles, Inc
Condensed Balance Sheets
(unaudited)

	March 31, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash	$ 1,132,089	$ 3,146,134
Prepaid Expenses and Other Assets	318,802	290,265
Other Receivables	12,629	342
TOTAL CURRENT ASSETS	1,463,520	3,436,741
Fixed Assets , Net	1,099,617	980,028
Intangibles , Net	10,785	11,074
Operating Lease - Right of Use Asset	1,024,029	-
Security Deposits	92,845	90,222
Vendor Deposits	88,824	96,164
TOTAL ASSETS	$ 3,779,620	$ 4,614,229
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 233,229	$ 65,902
Accrued Expenses	478,751	166,684
Payroll Tax Liabilities	5,666	56,728
Paycheck Protection Program Loan	397,309	397,309
Deferred Rent - Current Portion	-	22,412
Operating Lease Liability	327,445	
TOTAL CURRENT LIABILITIES	1,442,400	709,035
Deferred Rent	-	103,633
Operating Lease Liability	818,991	-
TOTAL LIABILITIES	$ 2,261,391	$ 812,668
Commitments and Contingencies - see Note 8		
Stockholders' Equity		
Class C Stock, par value $0.0001; 15,000 share authorized; 10,000 shared issued & outstanding as of March 31, 2022; 5,000 shares issued & outstanding as of December 31, 2021.	1	1
Class D Stock, par vlaue $0.0001; 41,925,572 authorized; 27,075,370 issued & outstanding at March 31, 2022; 25,725,370 issued & outstanding at December 31, 2021	2,708	2,573
Class A Common Stock , par value $0.0001: 54,307,968 shares authorized; 7,162,069 issued & outstanding as of March 31, 2022; 6,854,576 issued & outstanding as of December 31, 2021	716	684
Additional Paid-in Capital	170,497,194	151,733,673
Securities Receivable	(1,360,931)	-
Accumulated Deficit	(167,621,459)	(147,935,370)
TOTAL STOCKHOLDERS' EQUITY	1,518,229	3,801,561
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,779,620	$ 4,614,229

The accompanying notes are an integral part of these condensed financial statements

ATLIS Motor Vehicles, Inc
Condensed Statements of Operations
(unaudited)

	For the Three Months Ended	
	March 31, 2022	March 31, 2021
Revenue	$ -	$ -
Operating Expenses		
Stock Based Compensation	13,989,929	3,126,670
General and Administrative	3,133,438	1,417,459
Advertising	1,855,797	193,630
Research and Development	694,376	272,602
Total Operating Expenses	19,673,540	5,010,361
Loss from Operations	(19,673,540)	(5,010,361)
Other Expenses		
Other	12,549	2,437
Total Other Expenses	12,549	2,437
Net Loss	$ (19,686,089)	$ (5,012,798)

The accompanying notes are an integral part of these condensed financial statements

ATLIS Motor Vehicles, Inc
Condensed Statements of Cash Flows
(unaudited)

	For the Three Months Ended	
	March 31, 2022	**March 31, 2021**
CASH USED IN OPERATING ACTIVITIES		
Net Loss	$ (19,686,089)	$ (5,012,798)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and Amortization Expense	55,101	3,220
Employee stock based compensation	13,954,929	3,126,670
Non-Employee stock compensation	35,000	24,850
Changes in operating assets and liabilities		
Change in Prepaid Expenses	(28,537)	(65,995)
Change in Other Receivables	5,059	2,280
Change in Accounts Payable	167,327	(33,153)
Change in Accrued Expenses	312,067	69,023
Change in Payroll Liabilities	(51,062)	(180,459)
Change in Deferred Rent	-	(1,094)
Change in Non-cash lease expense	73,970	-
Net Cash Used In Operating Activities	(5,162,235)	(2,067,456)
CASH USED IN INVESTING ACTIVITIES		
Purchase of Fixed Assets	(174,401)	(15,100)
Increase in Vendor Deposits	(12,629)	(40,500)
Net Cash Used In Investing Activities	(187,030)	(55,600)
CASH USED IN FINANCING ACTIVITIES		
Lease Payments	(77,608)	-
Proceeds from Stock Issuance	3,412,828	2,131,449
Proceeds from Paycheck Protection	-	397,309
Net Cash Used In Financing Activities	3,335,220	2,528,758
Net Increase (Decrease) in Cash	(2,014,045)	405,702
Cash at Beginning of the Period	3,146,134	42,994
Cash at the End of Period	$ 1,132,089	$ 448,696
Supplemental Disclosure of Cash Information		
Cash paid during the year for:		
Income Taxes	$ 800	$ 4,962

The accompanying notes are an integral part of these condensed financial statements

ATLIS Motor Vehicles, Inc.
Condensed Statements of Changes in Shareholders' Equity
(Unaudited)

	Common Stock									
	Class A		Class C		Class D					
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Securities Receivable	Additional Paid-in Capital	Accumulated Equity (Deficit)	Total
Balance at December 31, 2021	6,854,576	$ 684	5,000	$ 1	25,725,370	$ 2,573	$ -	$ 151,733,673	$ (147,935,370)	$ 3,801,561
Securities Receivable							(1,360,931)	1,360,931		-
Common Stock issued for cash	307,493	32						3,412,661		3,412,693
Series D Stock Issued					1,350,000	135				135
Shares issued for services and rent guarantees			5,000	0				35,000		35,000
Stock based compensation								13,954,929		13,954,929
Net Loss									(19,686,089)	(19,686,089)
Balance at March 31, 2022	7,162,069	$ 716	10,000	$ 1	27,075,370	$ 2,708	$ (1,360,931)	$ 170,497,194	$ (167,621,459)	$ 1,518,229

	Common Stock									
	Class A		Class C		Class D					
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Securities Receivable	Additional Paid-in Capital	Accumulated Equity (Deficit)	Total
Balance at December 31, 2020	14,845,067	$ 1,484	-	$ -	-	$ -	$ -	$ 13,378,066	$ (14,199,288)	$ (819,738)
Common Stock issued for cash	306,887	34						2,131,415		2,131,449
Shares issued for services and rent guarantees			5,000	1				24,849		24,850
Stock based compensation								3,126,670		3,126,670
Net Loss									(5,012,798)	$(5,012,798)
Balance at March 31, 2021	15,151,954	$ 1,518	5,000	$ 1	-	$ -	$ -	$ 18,661,000	$ (19,212,086)	$ (549,567)

The accompanying notes are an integral part of these condensed financial statements

Note 1 – Organization and Basis of Presentation

Organization

ATLIS Motor Vehicles Inc. ("the Company" or ATLIS), based in Arizona, was incorporated in 2016. ATLIS is a vertically integrated, mobility technology company developing products that will power work. ATLIS is building an electric vehicle technology platform for heavy and light duty work trucks for individual and fleet use in the agriculture, service, utility, and construction industries. To meet the towing and payload capabilities of legacy diesel-powered vehicles, ATLIS has developed proprietary battery technology and a modular system architecture capable of scaling to meet the specific needs of the all-electric vehicle.

Going Concern

The accompanying financial statements have been prepared on a going concern basis which implies the Company will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

The Company had an accumulated deficit of $167,621,459 as of March 31, 2022.   The Company also had a net loss of $19,686,089 for the three-month period ended March 31, 2022.

The Company continues to raise capital through stock sales and investment campaigns. In the three months ended March 31, 2022, the Company raised $4,773,624 from the sale of common stock through its Regulation A+ crowdfunding campaign. The Company cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Company to raise additional capital on an immediate basis.

These matters, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year from the date these financials were available to be issued. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern. The Company's management is addressing this risk by pursuing all available options for funding which includes seeking private investments as well as announcing its intention to become publicly listed. Our success depends on achieving our strategic and financial objectives. ATLIS has spent the past few years developing technology that will electrify work. In 2021, we delivered on our commitment to build and prove out our superior battery technology and to successfully deliver the XT prototype. In 2022, we plan to become revenue generating and to secure sufficient funding to execute on our operational milestones. The company will continue to leverage Regulation A+ crowdfunding campaigns to fund operations until significant capitalization occurs.

Change in Accounting Policy

The Company has opted for an effective adoption date of January 1, 2022 for the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The Company has determined that the primary impact will be to recognize in the condensed consolidated balance sheets all operating leases with lease terms greater than 12 months. Additionally, the Company is in the process of evaluating the expanded disclosure requirements related to this ASU.

Basis of Presentation - Interim Financial Statements

The accompanying condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") and the applicable rules and regulations of the Securities and Exchange Commission (the "SEC") regarding interim financial information. Accordingly, they do not include all disclosures, including certain notes, required by U.S. GAAP on an annual reporting basis. These condensed consolidated financial statements are unaudited and, in the opinion of management, reflect all normal recurring adjustments necessary to fairly present the financial position, results of operations, cash flows, and change in equity for the periods presented. Results for the periods presented are not necessarily indicative of the results that may be expected for any subsequent period. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 1-K for the year ended December 31, 2021 ("Form 1-K").

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reporting amounts of expenses during the reported period. Actual results will differ from those estimates.

Accounts Receivable

The Company is not currently in production and therefore does not have any account receivables due from its customers.

Inventory

The Company is not currently in production and therefore does not have any inventory at March 31, 2022.

Concentration of Credit Risks

The Company is subject to concentrations of credit risk primarily from cash and cash equivalents.

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents. During the three month period ended March 31, 2022, the Company did not have any cash equivalent balances

The Company's cash and cash equivalents accounts are held at a financial institution and are insured by the Federal Deposit Insurance Corporation, or the FDIC, up to $250,000. From time-to-time, the Company's bank balances exceed the FDIC insurance limit. To reduce its risk associated with the failure of such financial institutions, the Company periodically evaluates the credit quality of the financial institution in which it holds deposits.

Advertising
The Company began utilizing media networks, including, but not limited to online and social media presence to build excitement and awareness for the product and brand. Advertising costs for the three months ended March 31, 2022 were $1,855,797.

Income Taxes

Income taxes are accounted for in accordance with the provisions of ASC Topic 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized, but no less than quarterly.

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

Long-Lived Assets

In accordance with ASC 360-10, the Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made. There were no impairment charges for the three months ended March 31, 2022.

Research and Development Expenses

Research and development costs are charged to operations when incurred and are included in the operating expenses. The amounts for the three-month period ending March 31, 2022 were $694,376.

Common Stock

The total number of shares of stock which the Company shall have authority to issue is 96,248,541 shares of Common Stock at $0.0001 par value per share. The Company has issued and outstanding 34,247,439 shares of stock as of March 31, 2022.

Recent Accounting Pronouncements

In December 2019, the FASB issued Accounting Standards Update, or ASU, 2019-12, *Simplifying the Accounting for Income Taxes* which amends ASC 740 *Income Taxes*, or ASC 740. This update is intended to simplify accounting for income taxes by removing certain exceptions to the general principles in ASC 740 and amending existing guidance to improve consistent application of ASC 740. This update is effective for fiscal years beginning after December 15, 2021. The guidance in this update has various elements, some of which are applied on a prospective basis and others on a retrospective basis with earlier application permitted. The Company is currently evaluating the effect of this ASU on the Company's financial statements and related disclosures.

Other accounting pronouncements have been issued but deemed by management to be outside the scope of relevance to the Company.

Note 3 – Property and Equipment

	March 31, 2022	December 21, 2021
Leasehold Improvements	$ 129,860	$ 129,860
Office Equipment	90,884	63,969
Tools and Plant Equipment	977,384	829,898
Vehicles	59,449	59,449
	1,257,577	1,083,176
Accumulated Depreciation	157,960	103,148
Net Fixed Assets	$ 1,099,617	$ 980,028

ATLIS recorded depreciation expense related to property and equipment in the amount of $54,812 for the three months ended March 31, 2022.

In accordance with ASC 360-10, the Company evaluated its long-lived assets for potential impairment. We determined that a potential triggering event occurred due to ongoing losses. The company also determined the asset group has not experienced an impairment given that the assets were recently purchased and the estimated useful life of these assets was not impacted.

Note 4 – Intangible Assets

	March 31, 2022	December 31, 2021
Patents	$ 11,555	$ 11,555
Accumulated Amortization	$ 769	$ 481
Net Intangible Assets	$ 10,785	$ 11,074

ATLIS recorded amortization expense related to the issuance of a patent number 11.069.945 on July 20, 2021. Amortization of patents is over ten-year period. The amortization amount for three-months ended March 31, 2022 was $288. Patent expense for patents in process are recorded to Prepaid Expenses and Other Assets.

Note 5 – Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

At December 31, 2021, the Company had net operating loss carryforwards of approximately $31,350,000 which will carryforwards through 2037. The current year's net operating loss will carryforward indefinitely.

In December 2017, the U.S. Tax Cuts and Jobs Act of 2017 ("Tax Act") was enacted into law which significantly revises the Internal Revenue Code of 1986, as amended. The newly enacted federal income tax law, among other things, contains significant changes to corporate taxation, including a flat corporate tax rate of 21%, limitation of the tax deduction for interest expense to 30% of adjusted taxable income, limitation of the deduction for newly generated net operating losses to 80% of current year taxable income and elimination of net operating loss ("NOL") carrybacks, future taxation of certain classes of offshore earnings regardless of whether they are repatriated, immediate deductions for certain new investments instead of deductions for depreciation expense over time, and modifying or repealing many business deductions and credits beginning in 2018.

The current income tax benefit of $14,794,000 was generated for the three months ended March 31, 2022. The valuation allowance was increased due to uncertainties as to the Company's ability to generate sufficient taxable income to utilize the net operating loss carryforwards which is the only significant component of deferred taxes.

The Company recognizes interest and penalties related to uncertain tax positions in general and administrative expense. As of March 31, 2022 and 2021 the Company has no unrecognized uncertain tax positions, including interest and penalties.

Note 6 – Paycheck Protection Program Loan

On February 11, 2021, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $397,309, pursuant to the Paycheck Protection Program ("PPP"). The was granted under the provisions of the second offering of PPP loans by the Small Business Association. The loan, which was in the form of a Note dated February 11, 2021, issued to ATLIS, matures February 11, 2026 and bears interest at a rate of 1.0% annually. The Note may be prepaid by the Borrower at any time prior to the maturity with no prepayment penalties. Funds from the loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities and interest on other debit obligations incurred before February 15, 2020. ATLIS has used the entire loan amount for qualifying expenses. Subsequently, this PPP note was fully forgiven on April 13, 2022

On April 30, 2020, ATLIS was granted a loan from Washington Federal Bank, in the aggregate amount of $92,931, pursuant to the Paycheck Protection Program ("PPP") under Division A, Title 1 of the CARES Act, which was enacted March 27, 2020. This PPP note was fully forgiven on July 12, 2021.

Note 7 – Commitments and Contingencies

Operating Leases

The Company adopted ASC 842, Leases (ASC 842), on January 1st, 2022. Consequently, financial information has not been updated for dates and periods before January 1, 2022. Additionally, the Company chose to elect certain relief options offered in ASC 842 including the package of practical expedients, the option to account for separate lease and non-lease components as a single unit, and the option to exclude right-of-use assets and lease liabilities that arise from short term leases (i.e. leases with terms of twelve months or less). Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date of the lease based on the present value of lease payments over the lease term. The Company's leases consist of mixed-use office and warehouse space in Mesa, Arizona. The Company's lease terms may include options to terminate the lease when it is reasonably certain that the Company will exercise such options. When readily determinable, the Company uses the implicit rate in determining the present value of lease payments. The ROU asset also includes any lease payments made and excludes lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Our lease agreements do not contain any material residual value guarantees, material restrictions or covenants.

The Company used the incremental borrowing rate of 3.25% to determine the present value of fixed lease payments based on the information available at the lease commencement date, as the rate implicit in the lease was not readily determinable.

The Company's aggregate lease maturities as of March 31, 2022, are as follows:

Year		
2022 (remaining 9 months)	$	269,891
2023		367,952
2024		378,990
2025		193,748
Total minimum lease payments		1,210,581
Less imputed interest		(64,145)
Total operating lease liabilities	$	1,146,436

Legal Proceedings

We are not currently subject to any material legal proceedings, nor, to our knowledge, are any material legal proceeding threatened against us. From time to time, we may be a party to certain legal or regulatory proceedings in the ordinary course of business. While the outcome of any such future legal or regulatory proceedings cannot be predicted with certainty, we do not expect that any such future proceedings will have a material effect upon our financial condition or results of operations.

Vendor Deposits

ATLIS paid $58,312 to Salt River Project (SRP), the Arizona utility company, as a refundable deposit for engineering services for implementation of additional electricity capacity to facilitate the development of ATLIS 1.5MW AMV charging capabilities. The Company expects this construction project to begin in 2022. The Company paid an additional amount of $30,512 in 2021 and first quarter 2022 representing deposits on future equipment purchases.

Payroll Taxes Payable

The Company has payroll tax obligations of $5,666 as of March 31, 2022.

	March 31, 2022
Federal Payroll Taxes	5,557
State Payroll Taxes	109
Total Payroll Taxes Payable	$ 5,666

Note 8 – Share Based Compensation – Stock Option Conversion

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation-Stock Compensation, or ASC 718. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is the vesting period.

Prior to and up until 3Q 2021, the Company awarded employees grants in common stock as part of employee compensation, which typically vested over 4 years. Upon vesting, the company recorded employee stock compensation to additional paid-in-capital as the shares were vested but not issued. The share value was calculated based on the most recent funding event. Subsequently, the Company changed its accounting policy to value company shares based on appraisal of fair market value that considered all available information material to the value of the Company, including the present value of anticipated future cash flows and other relevant factors such as a discount for lack of marketability. The same method was applied retrospectively to value stock grant awards in prior years. As a result, the company revised the previously recorded share-based compensation expenses based on the use of the appraisal method.

On August 24, 2021, the Company offered employees the option to convert their vested stock grants into stock options at weighted average conversion ratio of approximately 6.64 options for every share grant. A condition of the conversion was the relinquishment of all prior awarded stock through the August 24, 2021 conversion date. Although not all, a majority of former and current employees at the time elected to convert their shares to options. The Company accounted for this transaction as a modification as per ASC 718. As a result, the company recorded approximately $114,579,500 of incremental compensation expense as of December 31, 2021 and $13,954,794 in compensation expense for the three months ended March 31, 2022.

The originally vested stock grants were unissued as of the modification date with the exception of 10,000,000 Class A shares held by Mark Hanchett, who subsequently relinquished these on August 24, 2021.

On August 24,2021, the Company issued 25,725,370 Class D stock to the CEO and the President.

Between August 24, 2021 and December 31, 2021, ATLIS awarded 578,400 options to new employees, non-employees and to our Director of Board.

In the three months ended March 31, 2022, ATLIS awarded 2,975,435 options to new employees, non-employees and to our Directors of Board.

ATLIS Motor Vehicles, Inc.

Notes to the Financial Statements

We use the *Black-Scholes* option-pricing method for valuing stock option awards. Calculating the fair value of stock option awards requires the input of subjective assumptions. Other reasonable assumptions could provide differing results. The fair value of stock options at the grant date was determined using the following assumptions as of March 31, 2022.

Black-Scholes Valuation Assumptions	March 31, 2022
Expected average life (in years)	7.0
Expected volatility	73.56%
Risk-free interest rates	0.06%
Expected dividend yield	0%

Compensation expense was determined by applying the Black-Scholes model on the appraised value of the underlying share price for each stock on the grant date.

STOCK-BASED COMPENSATION ACTIVITY

	Options *				RSUs	
	Shares	Weighted average exercise price	Weighted average contractual term (in years)		Shares	Weighted average grant date fair value
Outstanding, December 31, 2021	45,417,069	$ 7.00	7		1,344,657	-
Granted			7			-
Exercised	-	-			-	-
Forfeited	297,266	7.00			-	-
Expired	-	-			-	-
Outstanding, March 31, 2022	44,849,803	$ 7.00	7		1,344,657	-
Exercisable, March 31, 2022	28,947,017	$ 7.00	7.00**		-	-

* Class D stock are not included as they have no economic value

** Weighted average contractual term for exercisable stock is the remaining life of the contract term

<u>Common Stock</u>

The total number of shares of stock which the Company shall have authority to issues is 96,000,000 shares of Common Stock at $0.0001 par value per share.

In 2021 and 2022, the Company issued Class D shares of Common Stock. These shares are not traded openly or available for sale to the public. Class D shares are offered only to executive officers of ATLIS. The shares of Class D Stock are not entitled to receive any dividends or any distribution on a voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company. Class D shares are not convertible, are deemed to have no economic value, and upon a holder's cessation of service to the Company, such holder shall, on the one-year anniversary of such cessation, surrender to the Company for no consideration all shares of Class D Stock owned by such holder. Class D shares are not of common stock have additional voting rights. Class D shares have ten votes per share compared the Class A shares that have one vote per share of stock. For the three month period ending March 31, 2022, 1,350,000 shares of Class D stock were issued to Mark Hanchett and Annie Pratt. The breakdown of common stock by class were as follows:

	Outstanding at March 31, 2022	Outstanding at December 31, 2021
Class A	7,162,069	6,854,576
Class C	10,000	5,000
Class D	27,075,370	25,725,370
	34,247,439	32,584,946

Note 9 – Subsequent Events

The Company received cash inflows from stock sales via campaigns and private investors. The current stock campaign via crowd funding is through Fund America. The Company has raised $8,560,862 from April 1, 2022 through August 1, 2022 and has issued 598,848 of class A and 1,800,000 shares of class D shares of common stock during this period.

ATLIS received forgiveness for the Paycheck Protection Program loan on April 13, 2022.

Management has evaluated events subsequent to the balance sheet date through August 1, 2022, the date in which the financial statements were available to be issued. It has concluded that there are no additional effects that provide additional evidence about conditions that existed at the balance sheet date that would require recognition in the financial statements or related note disclosures in accordance with FASB ASC 855 Subsequent Events.

PART III - EXHIBIT INDEX

SIGNATURES

Pursuant to all the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on behalf by the undersigned, thereunto duly authorized in Mesa, State of Arizona, on ~~August 26~~September [●], 2022.

Atlis Motor Vehicles Inc.

By: /s/ Mark Hanchett
           Name: Mark Hanchett
           Title: Chief Executive Officer, Director

This offering statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Name	Title	Date
/s/ Mark Hanchett	Mark Hanchett	Chief Executive Officer & Director	September [●], 2022 ~~August 26, 2022~~
*	Annie Pratt	President & Director	September [●], 2022 ~~August 26, 2022~~
*	Apoorv Dwivedi	Principal Accounting Officer	September [●], 2022 ~~August 26, 2022~~
* * By: /s/ Mark Hanchett, as attorney in fact	Apoorv Dwivedi	Principal Financial Officer	September [●], 2022 ~~August 26, 2022~~

UP TO 1,852,345 SHARES

CLASS A COMMON STOCK



DATED ~~AUGUST 26~~SEPTEMBER [●], 2022